NewMarket®

NEWMARKET CORPORATION ANNUAL REPORT 2013

FINANCIAL HIGHLIGHTS

	2013	2012
	in thousands, except share and per-share amounts	
OPERATIONS:		
Earnings excluding special items	$238,259	$239,942
Special items income (loss) (a)	26,483	(349)
Net income	$264,742	$239,593
BASIC AND DILUTED EARNINGS PER SHARE:		
Earnings excluding special items	$ 17.90	$ 17.87
Special items income (loss) (a)	2.00	(0.02)
Net income	$ 19.90	$ 17.85
FINANCIAL POSITION AND OTHER DATA:		
Cash and cash equivalents	$238,703	$ 89,129
Long-term debt	$349,467	$424,407
Shareholders' equity	$572,448	$402,205
Shares repurchased during year	327,600	0

(a) The earnings for both 2013 and 2012 include certain special items. We have reported net income including special items, as well as earnings excluding special items, and the related per-share amounts. Earnings and earnings per share, excluding special items, are not financial measures required by, or calculated in accordance with, accounting principles generally accepted in the United States (GAAP). We have presented these non-GAAP financial measures with the most directly comparable GAAP financial measures and have reconciled them to such GAAP financial measures above. Our management believes this provides information about our operations and, in doing so, provides transparency to investors and enhances period-to-period comparability of performance. Our management further believes that this information enables the reader to have a clear understanding of the results of operations included in the GAAP financial statements.

Special items income (loss) after income tax expense:

	2013	2012
Gain on sale of discontinued business	$ 21,855	$ 0
Income from operations of discontinued business	540	2,321
Gain (loss) on interest rate swap agreement	4,088	(3,266)
Tax benefit of special dividend	0	6,151
Loss on early extinguishment of debt	0	(5,555)
	$ 26,483	$ (349)

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To Our Shareholders:

It is again my privilege to address you, our shareholders, on the condition of our company. I am proud to report that 2013 was another very successful year for the company, continuing the trend of the last several years. Our petroleum additives business posted its 10th consecutive improvement in operating profit — quite a remarkable accomplishment.

Many of my core messages this year are similar to those I have made in the past. That is mainly due to the fact that we continue to run our business over the years with the same strategy and intensity. We manage the business for the long-run and make our everyday decisions through that lens. We have often spoken of our approach to the market, which we call our "customer intimacy model." We are confident that model is right for us, as well as our customers, and plays a significant role in the success we have seen for the past several years. The insights we have gained through this model have guided our increasing investment in research and development, as we work to continue to earn the confidence and business our customers have entrusted in us.

We work very hard to make safety a way of doing business here at NewMarket. We have a good safety record, but we are not satisfied with "good." We want "great." To that end, we started a program to positively influence safety behavior which we call "Actively Caring." This new behavior encourages each employee to look out for the safety and welfare of others with courage and compassion, with the goal of achieving an injury-free environment. We are extremely proud of our safety performance today and know we will be successful in making significant improvements going forward.

During the year, Afton made a smooth and successful change in leadership as Rob Shama became the President of Afton. Rob has continued the tradition of providing the leadership to ensure that Afton remains an integral contributor to the success of our customers.

During 2013, we sold the real estate assets of Foundry Park I, which, for now, has ended our active involvement in managing real estate for other companies. We were pleased with both the positive change this real estate development has made on the City of Richmond, as well as the results of the sale.

As we have grown, we recognized the need to add manufacturing capacity to meet our customers' demands. To that end, during 2013 we continued with our planning to build a petroleum additives manufacturing facility in Singapore. The first phase of this effort will cost approximately $100 million and is scheduled to be operational at the end of 2015. This facility is tangible evidence of our commitment to this very important geographic portion of our business. It is our intention to continue to strengthen our capabilities to meet the unique needs of our customers in Asia, India and other emerging markets in this region. The combination of a talented work force in the region, facilities, and R&D capability is an unmistakable sign of our commitment to grow our successful participation in the region.

During 2013, our balance sheet continued to strengthen. We ended the year with very low leverage and have virtually the entire capacity of $650 million available on our revolving line of credit.

Our business is performing well, and our balance sheet is in an excellent position. Our significant cash flow has allowed us to continue to benefit our shareholders by: 1) funding the internal growth needs of Afton, 2) pursuing acquisitions in the petroleum additives market, and 3) returning cash to our shareholders by paying a healthy dividend and in the form of stock repurchases.

In all, the year was a very busy and successful one for us. Once again, this could not have been accomplished without the hard work and dedication of each and every one of our 1,789 employees around the globe. Their hard work, dedication, and focus on delivering value to our customers are the keys to our continued success.

Sincerely,

Thomas E. Gottwald
President and CEO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number 1-32190

NEWMARKET CORPORATION

Incorporated pursuant to the Laws of the Commonwealth of Virginia

Internal Revenue Service Employer Identification No. 20-0812170
330 South Fourth Street
Richmond, Virginia 23219-4350
804-788-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK, without par value	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 28, 2013 (the last business day of the registrant's most recently completed second fiscal quarter): $2,626,274,517*

Number of shares of Common Stock outstanding as of January 31, 2014: 13,004,241

DOCUMENTS INCORPORATED BY REFERENCE

Portions of NewMarket Corporation's definitive Proxy Statement for its 2014 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 are incorporated by reference into Part III of this Annual Report on Form 10-K.

* In determining this figure, an aggregate of 3,309,553 shares of Common Stock as beneficially owned by Bruce C. Gottwald and members of his immediate family have been excluded and treated as shares held by affiliates. See Item 12. The aggregate market value has been computed on the basis of the closing price on the New York Stock Exchange on June 28, 2013.

Form 10-K
Table of Contents

PART I

ITEM 1. BUSINESS

NewMarket Corporation (NewMarket) (NYSE: NEU) is a holding company and is the parent company of Afton Chemical Corporation (Afton), Ethyl Corporation (Ethyl), NewMarket Services Corporation (NewMarket Services), and NewMarket Development Corporation (NewMarket Development).

Each of our subsidiaries manages its own assets and liabilities. Afton encompasses the petroleum additives business, while Ethyl represents the sale of tetraethyl lead (TEL) in North America and certain petroleum additives manufacturing operations. NewMarket Development manages the property that we own in Richmond, Virginia. NewMarket Services provides various administrative services to NewMarket, Afton, Ethyl, and NewMarket Development. NewMarket Services departmental expenses and other expenses are billed to NewMarket and each subsidiary pursuant to services agreements between the companies.

References in this Annual Report on Form 10-K to "we," "us," "our," and "NewMarket" are to NewMarket Corporation and its consolidated subsidiaries, unless the context indicates otherwise.

As a specialty chemicals company, Afton develops and manufactures highly formulated lubricant and fuel additive packages and markets and sells these products worldwide. Afton is one of the largest lubricant and fuel additives companies worldwide. Lubricant and fuel additives are necessary products for efficient maintenance and reliable operation of all vehicles and machinery. From custom-formulated additive packages to market-general additives, we believe Afton provides customers with products and solutions that make engines run smoother, machines last longer, and fuels burn cleaner.

Through an open, flexible, and collaborative style, Afton works closely with its customers to understand their business and help them meet their goals. This style has allowed Afton to develop long-term relationships with its customers in every major region of the world, which Afton serves through ten manufacturing facilities across the globe.

With almost 500 employees in research and development, Afton is dedicated to developing additive formulations that are tailored to our customers' and the end-users' specific needs. Afton's portfolio of technologically-advanced, value-added products allows it to provide a full range of products, services, and solutions to its customers.

Ethyl provides contract manufacturing services to Afton and to third parties and is a marketer of TEL in North America.

NewMarket Development manages the property that we own on a site in Richmond, Virginia consisting of approximately 57 acres. We have our corporate offices on this site, as well as a research and testing facility, and several acres dedicated to other uses. We are currently exploring various development opportunities for portions of the property as the demand warrants. This effort is ongoing in nature, as we have no specific timeline for any future developments.

In July 2013, Foundry Park I, LLC (Foundry Park I), a wholly-owned subsidiary of NewMarket Development, completed the sale of its real estate assets, which comprised our entire real estate development segment. Prior periods have been reclassified to reflect the discontinued operations.

We were incorporated in the Commonwealth of Virginia in 2004. Our principal executive offices are located at 330 South Fourth Street, Richmond, Virginia, and our telephone number is (804) 788-5000. We employed 1,789 people at the end of 2013.

Business Segments

Our business is composed of one segment, petroleum additives, which is primarily represented by Afton. The TEL business of Ethyl is reflected in the "All other" category. Each of these is discussed below.

Petroleum Additives—Petroleum additives are used in lubricating oils and fuels to enhance their performance in machinery, vehicles, and other equipment. We manufacture chemical components that are selected to perform one or more specific functions and combine those chemicals with other components to form additive packages for use in specified end-user applications. The petroleum additives market is a global marketplace, with customers ranging from oil companies and refineries to original equipment manufacturers (OEMs) and other specialty chemical companies.

We believe our success in the petroleum additives market is largely due to our ability to deliver value to our customers through our products and our open, flexible, and collaborative working style. We accomplish this by understanding what our customers value and by applying our technical capabilities, formulation expertise, broadly differentiated product offerings, and global distribution capabilities to deliver those solutions. We invest significantly in research and development in order to meet our customers' needs and to adapt to the rapidly changing environment for new and improved products and services.

We view the petroleum additives marketplace as being comprised of two broad product groupings: lubricant additives and fuel additives. Lubricant additives are highly formulated chemical packages that, when blended with base fluids, improve the efficiency, durability, performance, and functionality of mineral oils, synthetic oils, and biodegradable fluids, thereby enhancing the performance of machinery and engines. Fuel additives are chemical components and formulations that improve the refining process and performance of gasoline, diesel, biofuels, and other fuels, resulting in lower operating costs, improved vehicle performance, and reduced tailpipe or smokestack emissions.

Lubricant Additives

Lubricant additives are essential ingredients for lubricating oils. Lubricant additives are used in a wide variety of vehicle and industrial applications, including engine oils, transmission fluids, off-road equipment, gear oils, hydraulic oils, turbine oils, industrial oils, metalworking fluids and in virtually any other application where metal-to-metal moving parts are utilized. Lubricant additives are organic and synthetic chemical components that enhance wear protection, prevent deposits, and protect against the hostile operating environment of an engine, transmission, axle, hydraulic pump, or industrial machine.

Lubricants are widely used in operating machinery from heavy industrial equipment to vehicles. Lubricants provide a layer of protection between moving mechanical parts. Without this layer of protection, the normal functioning of machinery would not occur. Effective lubricants reduce downtime, prevent accidents, and increase efficiency. Specifically, lubricants serve the following main functions:

- friction reduction—Friction is reduced by maintaining a thin film of lubricant between moving surfaces, preventing them from coming into direct contact with one another and reducing wear on moving machinery, thereby providing longer life and operational efficiency.
- heat removal—Lubricants act as coolants by removing heat resulting either from friction or through contact with other, higher temperature materials.
- containment of contaminants—Lubricants are required to function by carrying contaminants away from the machinery and neutralizing the harmful impact of the by-products created by combustion.

The functionality of lubricants is created through an exact balance between a base fluid and performance enhancing additives. This balance is the goal of effective formulations achieved by experienced research and development professionals. We offer a full line of lubricant additive packages, each of which is composed of component chemicals specially selected to perform desired functions. We manufacture most of the chemical components and blend these components to create formulated additives packages designed to meet industry and customer specifications. Lubricant additive components are generally classified based upon their intended functionality, including:

- detergents, which clean moving parts of engines and machines, suspend oil contaminants and combustion by-products, and absorb acidic combustion products;

- dispersants, which serve to inhibit the formation of sludge and particulates;
- extreme pressure/antiwear agents, which reduce wear on moving engine and machinery parts;
- viscosity index modifiers, which improve the viscosity and temperature characteristics of lubricants and help the lubricant flow evenly to all parts of an engine or machine; and
- antioxidants, which prevent oil from degrading over time.

We are one of the leading global suppliers of specially formulated lubricant additives that combine some or all of the components described above to develop our products. Our products are highly formulated, complex chemical compositions derived from extensive research and testing to ensure all additive components work together to provide the intended results. Our products are engineered to meet specifications prescribed by either the industry or a specific customer. Purchasers of lubricant additives tend to be oil companies, distributors, refineries, and compounders/blenders. We make no sales directly to end-users.

Key drivers of demand for lubricant additives include total vehicle miles driven, fuel economy, drain/refill intervals, the average age of vehicles on the road, vehicle production, equipment production, and new vehicle and equipment hardware technologies.

We view our participation in the lubricant marketplace in three primary areas: engine oil additives, driveline additives, and industrial additives. Our view is not necessarily the same way others view the market.

Engine Oil Additives—The largest submarket within the lubricant additives marketplace is engine oil additives, which we estimate represents approximately 70% of the overall lubricant additives market volume. The engine oil market's primary customers include consumers, fleet owners, service dealers, and OEMs. The extension of drain intervals has generally offset increased demand due to higher vehicle population, new hardware, and more miles driven. The primary functions of engine oil additives are to reduce friction, prevent wear, control formation of sludge and oxidation, and prevent rust. Engine oil additives are typically sold to lubricant manufacturers who combine them with a base oil fluid to meet internal, industry, and OEM specifications.

Key drivers of the engine oils market are the total vehicle miles driven, fuel economy, number of vehicles on the road, drain intervals, engine and crankcase size, changes in engine design, and temperature and specification changes driven by the OEMs. Afton offers products that enhance the performance of mineral, part-synthetic, and fully-synthetic engine oils.

Driveline Additives—The driveline additives submarket is comprised of additives designed for products such as transmission fluids and gear oils, as well as axle and off-road fluids. This submarket shares in the 30% of the market not covered by engine oil additives. Transmission fluids primarily serve as the power transmission and heat transfer medium in the area of the transmission where the torque of the drive shaft is transferred to the gears of the vehicle. Gear oil additives lubricate gears, bearings, clutches, and bands in the gear-box and are used in vehicles, as well as in off-highway, hydraulic, and marine equipment. Other products in this area include hydraulic transmission fluids, universal tractor fluids, power steering fluids, shock absorber fluids, gear oils, and lubricants for heavy machinery. These products must conform to highly prescribed specifications developed by vehicle OEMs for specific models or designs. These additives are generally sold to oil companies for ultimate sale to vehicle OEMs for new vehicles (factory-fill), service dealers for aftermarket servicing (service-fill), retailers, and distributors.

Key drivers of the driveline additives marketplace are the number of vehicles manufactured, total number of vehicles in operation, drain intervals for transmission fluids and gear applications, changes in engine and transmission design and temperatures, and specification changes driven by the OEMs.

Industrial Additives—The industrial additives submarket is comprised of additives designed for products for industrial applications such as hydraulic fluids, grease, industrial gear fluids, industrial specialty applications, and metalworking additives. This submarket also shares in the 30% of the market not covered by engine oil additives. These products must conform to industry specifications, OEM requirements, and/or application and operating environment demands. Industrial additives are generally sold to oil companies, service dealers for after-market servicing, and distributors.

Key drivers of the industrial additives marketplace are gross domestic product levels and industrial production.

Fuel Additives

Fuel additives are chemical compounds that are used to improve both the oil refining process and the performance of gasoline, diesel, biofuels, and other fuels. Benefits of fuel additives in the oil refining process include reduced use of crude oil, lower processing costs, and improved fuel storage properties. Fuel performance benefits include ignition improvements, combustion efficiency, reduced emission particulates, fuel economy improvements, and engine cleanliness, as well as protection against deposits in fuel injectors, intake valves, and the combustion chamber. Our fuel additives are extensively tested and designed to meet stringent industry, government, OEM, and individual customer requirements.

Many different types of additives are used in fuels. Their use is generally determined by customer, industry, OEM, and government specifications, and often differs from country to country. The types of fuel additives we offer include:

- gasoline performance additives, which clean and maintain key elements of the fuel delivery systems, including fuel injectors and intake valves, in gasoline engines;
- diesel fuel performance additives, which perform similar cleaning functions in diesel engines;
- cetane improvers, which increase the cetane number (ignition quality) in diesel fuel by reducing the delay between injection and ignition;
- stabilizers, which reduce or eliminate oxidation in fuel;
- corrosion inhibitors, which minimize the corrosive effects of combustion by-products and prevent rust;
- lubricity additives, which restore lubricating properties lost in the refining process;
- cold flow improvers, which improve the pumping and flow of diesel in cold temperatures; and
- octane enhancers, which increase octane ratings and decrease emissions.

We offer a broad line of fuel additives worldwide and sell our products to major fuel marketers and refiners, as well as independent terminals and other fuel blenders.

Key drivers in the fuel additive marketplace include total vehicle miles driven, fuel economy, the introduction of new engine design, regulations on emissions (both gasoline and diesel), quality of the crude oil slate and performance standards, and marketing programs of major oil companies.

Competition

We believe we are one of the four largest manufacturers and suppliers in the petroleum additives marketplace.

In the lubricant additives submarket of petroleum additives, our major competitors are The Lubrizol Corporation (a wholly-owned subsidiary of Berkshire Hathaway Inc.), Infineum (a joint venture between ExxonMobil Chemical and Royal Dutch Shell plc), and Chevron Oronite Company LLC. There are several other suppliers in the worldwide market who are competitors in their particular product areas.

The fuel additives submarket is fragmented and characterized by many competitors. While we participate in many facets of the fuel additives market, our competitors tend to be more narrowly focused. In the gasoline detergent market, we compete mainly against BASF AG, Chevron Oronite Company LLC, and The Lubrizol

Corporation. In the diesel and refinery markets, we compete mainly against The Lubrizol Corporation, Infineum, BASF AG, Clariant Ltd., and Innospec Inc. (Innospec). We also compete against other regional competitors in the fuel additives marketplace.

The competition among the participants in these industries is characterized by the need to provide customers with cost effective, technologically-capable products that meet or exceed industry specifications. The need to continually increase technology performance and lower cost through formulation technology and cost improvement programs is vital for success in this environment.

All Other—The "All other" category includes the operations of the TEL business (primarily sales of TEL in North America), as well as certain contract manufacturing performed by Ethyl. The Ethyl manufacturing facility is located in Houston, Texas. This plant is substantially dedicated to petroleum additives manufacturing and produces both lubricant additives and fuel additives. The financial results of the petroleum additives production by Ethyl are reflected in the petroleum additives segment results. The "All other" category financial results include a service fee charged by Ethyl for its production services to Afton. Our remaining manufacturing facilities are part of Afton and produce lubricant additives and/or fuel additives.

Raw Materials and Product Supply

We use a variety of raw materials and chemicals in our manufacturing and blending processes and believe the sources of these are adequate for our current operations. The primary raw materials for Afton are base oil, polyisobutylene, antioxidants, alcohols, solvents, sulfonates, friction modifiers, olefins, and copolymers.

As the performance requirements of our products become more complex, we often work with highly specialized suppliers. In some cases, we source from a single supplier. In cases where we decide to source from a single supplier, we manage our risk by maintaining safety stock of the raw material, qualifying alternate supply, or identifying a backup position. The backup position could take additional time to implement, but we are confident we can ensure continued supply for our customers. We continue to monitor the raw material supply situation and continually adjust our procurement strategies as conditions require.

Research, Development, and Testing

Research, development, and testing (R&D) provides Afton with the core technologies and performance-based solutions for our customers in the petroleum additives market. We develop products through a combination of chemical synthesis, formulation development, engineering design, and performance testing. In addition to products, R&D provides our customers with product differentiation and technical support to assure total customer satisfaction.

We are committed to providing the most advanced products, comprehensive testing programs, and superior technical solutions to our customers and to OEMs worldwide. R&D expenditures, which totaled $137 million in 2013, $118 million in 2012, and $105 million in 2011, are expected to increase again in 2014. Afton continues to expand our internal testing, research, and customer support capabilities around the world in support of our goals of providing market-driven technical leadership and performance-based differentiation. In 2013, we expanded our laboratory and mechanical testing capabilities in five of our principal technical centers around the world: Richmond, Virginia; Ashland, Virginia; Bracknell, England; Suzhou, China; and Tsukuba, Japan. This increases our capacity for providing differentiated solutions to our customers and provides additional process development capability to enhance our speed-to-market for new products and technologies.

Afton continues to develop new technology and products to meet the changing requirements of OEMs and to keep our customers well positioned for the future. A significant portion of our R&D investment is dedicated to the development of products that are differentiated by their ability to deliver improved fuel efficiency in addition to robust performance in a wide range of new hardware designs.

In 2013, we successfully launched new technologies across all of our lubricant additive and fuel additive product areas. We developed new engine oil products for passenger cars and commercial trucks in support of our customers in all regions of the world. Research in the engine oil area continues to increase as we prepare for the new engine oil specifications in North America: ILSAC GF-6 for passenger car motor oils and PC-11 for commercial trucks.

Our industrial additives product slate continued to expand with the development of new products in multiple areas including hydraulic fluids, grease, industrial gear oils, turbine oils, grease additives, and metalworking fluid additives. Research is focused on the development of technologies that will provide differentiation to our customers in multiple performance areas including equipment life and energy efficiency.

We continue to provide leading technology in the fuel additives area. In 2013, new products were developed and launched in all product lines including gasoline performance additives and diesel performance additives, as well as specification and distribution fuel additives. Research is focused on the development of new technologies that exceed the changing needs of modern engine fueling systems and changing fuel properties, as well as addressing the growing need for increased fuel economy and emissions reduction. In addition, we continue to maintain close interactions with regulatory, industry, and OEM leaders to guide our development of future fuel additive technologies based on well-defined market needs.

Technology development continued at a rapid pace in our transmission fluid, axle oil, and tractor fluid product lines. This included the development of new factory fill products for OEMs in the United States, Germany, Japan, India, and China, and for expansion of our service fill product portfolio. Afton's state-of-the art testing capabilities are enabling customized research in all areas of performance needed by both OEMs and tier one suppliers. Our leading-edge capabilities and fundamental understanding in the areas of friction control, energy efficiency, and wear/pitting prevention were used to set the stage for next generation products in all driveline areas.

Intellectual Property

Our intellectual property, including our patents, licenses, and trademarks, is an important component of our business. We actively protect our inventions, new technologies, and product developments by filing patent applications and maintaining trade secrets. We currently own approximately 1,200 issued or pending United States and foreign patents. In addition, we have acquired the rights under patents and inventions of others through licenses or otherwise. We take care to respect the intellectual property rights of others and we believe our products do not infringe upon those rights. We vigorously participate in patent opposition proceedings around the world, where necessary, to secure a technology base free of infringement. We believe our patent position is strong, aggressively managed, and sufficient for the conduct of our business.

We also have several hundred trademark registrations throughout the world for our marks, including NewMarket®, Afton Chemical®, Ethyl®, mmt®, HiTEC®, TecGARD®, GREENBURN®, Passion for Solutions®, CleanStart®, Polartech®, BioTEC®, and Axcel®, as well as a pending trademark application for Microbotz™ and the service mark QuickResponse 24/7℠.

Commitment to Environmental and Safety Excellence

Our commitment to the environment and safety excellence applies to every employee, every day, at every site. Safety and environmental responsibility are a way of life at NewMarket - enhancing operations, the way we work, and the relationships we maintain with our employees, customers, supply chain partners, and the communities in which we operate. Our objective is to establish a culture where our employees understand that good environmental and safety performance is good business and understand that environmental compliance and safety is their personal responsibility. Every employee at NewMarket is responsible for ensuring that our high standards in the area of health, safety (including process safety), environmental protection, and security (HSES) are upheld at all times.

Our Global Responsible Care Policy Statement includes a commitment to conduct operations in a manner that protects our employees, communities, and the environment, to comply with all applicable laws and regulations concerning HSES and to reduce our environmental footprint. Additionally, in pursuit of our vision of zero incidents, we work with our employees and other key stakeholders to establish appropriate goals, objectives and targets.

Both Afton and Ethyl have implemented Responsible Care Management Systems (RCMS® or RC14001®) at U.S. facilities. Our implementation of RCMS® is certified by an independent third-party auditing process. Additionally, Afton's Feluy, Belgium, Suzhou, China, and Manchester, England plants are certified to the environmental standard ISO 14001. Suzhou is also certified to OHSAS 18001, a global occupational health and safety standard. Afton's Sauget, Illinois plant continues to be an OSHA VPP (Voluntary Protection Program) "Star" worksite.

In 2013 we launched our "Actively Caring" safety program where people look out for the safety and welfare of others with courage and compassion, enabling the achievement of an injury-free environment. Our worldwide injury/illness recordable rate (which is the number of injuries per 200,000 hours worked) in 2013 was .81. Our performance is a demonstration of our safety-first culture and represents a focused effort by all of our employees. We are extremely proud of our accomplishments in this area. Both Afton and Ethyl continue to be one of the top performers among their industry peers. While our safety performance is very strong, we strive for continual improvement with a vision of having zero accidents.

As members of the American Chemistry Council (ACC), Afton and Ethyl provide data on twelve metrics used to track environmental impact, safety, energy use, community outreach and emergency preparedness, greenhouse gas intensity, and product stewardship performance of the ACC member companies. These can be viewed at http://responsiblecare.americanchemistry.com/Performance-Results. The information on this website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated by reference in this Annual Report on Form 10-K or any other filings we make with the Securities and Exchange Commission (SEC).

Environmental

We operate under policies that we believe comply with federal, state, local, and foreign requirements regarding the handling, manufacture, and use of materials. One or more regulatory agencies may classify some of these materials as hazardous or toxic. We also believe that we comply in all material respects with laws, regulations, statutes, and ordinances protecting the environment, including those related to the discharge of materials. We expect to continue to comply in all material respects. We regularly review the status of significant existing or potential environmental issues.

Our total accruals for environmental remediation, dismantling, and decontamination were approximately $18 million at December 31, 2013 and $20 million at December 31, 2012.

As new technology becomes available, it may be possible to reduce accrued amounts. While we believe that we are currently fully accrued for known environmental issues, it is possible that unexpected future costs could have a significant financial impact on our financial position, results of operations, and cash flows.

We spent approximately $19 million in 2013, $18 million in 2012, and $19 million in 2011 for ongoing environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures. These environmental operating and clean-up expenses are included in cost of goods sold.

For capital expenditures on pollution prevention and safety projects, we spent $11 million in 2013, $10 million in 2012, and $9 million in 2011. We expect expenditures in 2014 to be at a level similar to the previous three years.

Our estimate of the effects of complying with governmental pollution prevention and safety regulations is subject to:

- potential changes in applicable statutes and regulations (or their enforcement and interpretation);
- uncertainty as to the success of anticipated solutions to pollution problems;
- uncertainty as to whether additional expense may prove necessary; and
- potential for emerging technology to affect remediation methods and reduce associated costs.

We are subject to liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damage, or natural resource damage arising from the release of, or exposure to, such hazardous substances. Further, we may have environmental liabilities imposed in many situations without regard to violations of laws or regulations. These liabilities may also be imposed jointly and severally (so that a responsible party may be held liable for more than its share of the losses involved, or even the entire loss) and may be imposed on many different entities with a relationship to the hazardous substances at issue, including, for example, entities that formerly owned or operated the property and entities that arranged for the disposal of the hazardous substances at an affected property. We are subject to many environmental laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as CERCLA or Superfund, in the United States, and similar foreign and state laws.

Under CERCLA, we are currently considered a potentially responsible party (PRP), at several sites, ranging from a *de minimis* PRP or a minor PRP, to an involvement considered greater than the minor PRP involvement. At some of these sites, the remediation methodology, as well as the proportionate shares of each PRP, has been well established. Other sites are not as mature, which makes it more difficult to reasonably estimate our share of the future clean-up or remediation costs.

In 2000, the Environmental Protection Agency (EPA) named us as a PRP under Superfund law for the clean-up of soil and groundwater contamination at the five grouped disposal sites known as "Sauget Area 2 Sites" in Sauget, Illinois. Without admitting any fact, responsibility, fault, or liability in connection with this site, we are participating with other PRPs in site investigations and feasibility studies. The Sauget Area 2 Sites PRPs received notice of approval from the EPA of the Remedial Investigation report on February 27, 2009, notice of approval of the October 2009 Human Health Risk Assessment on December 17, 2009, and approval of the Feasibility Study report on April 3, 2013. Finally, in December 2013, the EPA issued its Record of Decision confirming its remedies for the selected Sauget Area 2 sites. We have accrued our estimated proportional share of the remedial costs and expenses addressed in the Record of Decision. We do not believe there is any additional information available as a basis for revision of the liability that we have established at December 31, 2013. The amount accrued for this site is not material. We also have several other sites where we are in the process of environmental remediation and monitoring. See Note 17 for further information.

Geographic Areas

We have operations in the United States, Europe, Asia, Latin America, Australia, the Middle East, and Canada. The economies are generally stable in the countries where we do most of our business, although many of those countries have experienced economic downturns in the past few years. In countries with more political or economic uncertainty, we generally minimize our risk of loss by utilizing U.S. Dollar-denominated transactions, letters of credit, and prepaid transactions. Our foreign customers consist of global, national, and independent oil companies, as well as financially viable state-owned organizations.

The table below reports revenues and long-lived assets by geographic area. Except for the United States, no single country exceeded 10% of consolidated revenue or long-lived assets in any year. However, because our foreign operations are significant to our overall business, we are presenting revenue in the table below by the major regions in which we operate. We assign revenues to geographic areas based on the location to which the product was shipped to a third-party. The change in revenues during the three-year period is discussed more fully in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Net sales to one customer of our petroleum additives segment exceeded 10% of consolidated revenue in 2013, 2012, and 2011. Sales to Royal Dutch Shell plc and its affiliates (Shell) amounted to $253 million (11% of consolidated revenue) in 2013, $252 million (11% of consolidated revenue) in 2012, and $246 million (11% of consolidated revenue) in 2011. These sales represent a wide range of products sold to this customer in multiple regions of the world.

Geographic Areas

(in millions)	Years Ended December 31, 2013	2012	2011
Consolidated revenue			
United States	$ 806	$ 800	$ 756
Europe, Middle East, Africa, India	760	692	728
Asia Pacific	462	441	405
Other foreign	252	279	249
Consolidated revenue	$2,280	$2,212	$2,138
Long-lived assets (a)			
United States	$ 166	$ 255	$ 257
Foreign	119	103	96
Total long-lived assets	$ 285	$ 358	$ 353

(a) Long-lived assets include property, plant, and equipment, net of depreciation.

Availability of Reports Filed with the Securities and Exchange Commission and Corporate Governance Documents

Our internet website address is www.newmarket.com. We make available, free of charge through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. In addition, our Corporate Governance Guidelines, Code of Conduct, and the charters of our Audit; Compensation; and Nominating and Corporate Governance Committees, are available on our website and are available in print, without charge, to any shareholder upon request by contacting our Corporate Secretary at NewMarket Corporation, 330 South Fourth Street, Richmond, Virginia 23219. The information on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated by reference in this Annual Report on Form 10-K or any other filings we make with the SEC.

Executive Officers of the Registrant

The names and ages of all executive officers as of February 19, 2014 follow.

Name	Age	Positions
Thomas E. Gottwald	53	President and Chief Executive Officer (Principal Executive Officer)
David A. Fiorenza	64	Vice President and Chief Financial Officer (Principal Financial Officer)
Steven M. Edmonds	61	Vice President—General Counsel
Bruce R. Hazelgrove, III ...	53	Vice President and Chief Administrative Officer
William J. Skrobacz	54	Controller (Principal Accounting Officer)
Cameron D. Warner, Jr. ...	55	Treasurer
M. Rudolph West	60	Secretary
Robert A. Shama	53	President, Afton Chemical Corporation

Our officers, at the discretion of the Board of Directors, hold office until the meeting of the Board of Directors following the next annual shareholders' meeting. With the exception of Mr. Warner, Mr. Shama, and Mr. Skrobacz, all of the officers have served in these capacities with NewMarket for at least the last five years. Mr. Warner has been employed by NewMarket for at least five years in various senior management capacities. Prior to being named Treasurer in 2011, Mr. Warner was Director—Treasury and Corporate Development since 2007. Mr. Shama has been employed by Afton for at least five years in various senior management capacities. Prior to being named President of Afton in 2013, he was Executive Vice President of Afton beginning in 2012 and Senior Vice President North America and Chief Marketing Officer in 2011. From 2008 to 2010, Mr. Shama was Vice President Sales and Marketing North America. Mr. Skrobacz joined NewMarket in May 2011 as Senior Manager, Business Assurance, and was appointed Controller Designate in September 2012. In May 2013, he was appointed Controller. Prior to joining NewMarket, Mr. Skrobacz served as Controller of UPS Freight, a wholly-owned subsidiary of United Parcel Service, Inc., since 2008.

ITEM 1A. RISK FACTORS

Our business is subject to many factors that could materially adversely affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this Annual Report on Form 10-K. Those risk factors are outlined below.

- **Availability of raw materials and transportation systems, including sourcing from some single suppliers, could have a material adverse effect on our operations.**

  The chemical industry can experience some tightness of supply of certain materials or availability of transportation systems. In addition, in some cases, we choose to source from a single supplier. Any significant disruption in supply could affect our ability to obtain raw materials or to utilize transportation systems. This could have a material adverse effect on our operations.

- **Several of our products are produced solely at one location, and a significant disruption or disaster at such a location could have a material adverse effect on our results of operations.**

  Several of the products we sell are produced only in one location. We are dependent upon the continued safe operation of these production facilities. These production facilities are subject to various hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including leaks and ruptures, explosions, fires, unscheduled downtime, and environmental hazards. Additionally, these sites may experience significant disruptions in operations due to inclement weather, natural disasters, flooding, and levee breaches. Some of our products involve the manufacturing and handling of a variety of reactive, explosive, and flammable materials. Many of these hazards could cause a disruption in the production of our products. We cannot assure that these facilities will not experience these types of hazards and disruptions in the future or that these incidents will not result in production delays or otherwise have an adverse effect on our results of operations, financial condition, or cash flows in any given period.

- **We may be unable to respond effectively to technological changes in our industry.**

  Our future business success will depend upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs, and successfully anticipate or respond to technological changes in a cost-effective and timely manner. Our industry is characterized by frequent changes in industry performance standards, which affect the amount and timing of our research and development costs and other technology-related costs. As a result, the life cycle of our products is often hard to predict. Further, technological changes in some or all of our customers' products or processes may make our products obsolete. Our inability to maintain a highly qualified technical workforce or their inability to anticipate, respond to, or utilize changing technologies could have a material adverse effect on our results of operations, financial condition, or cash flows in any given period.

- **Our research and development efforts are costly and may not succeed.**

  The petroleum additives industry is subject to periodic technological change and ongoing product improvements. In order to maintain our profits and remain competitive, we must successfully develop, manufacture, and market new or improved products. As a result, we must commit substantial resources each year to research and development. Ongoing investments in research and development for future products could result in higher costs without a proportional increase in profits. Additionally, for any new product program, there is a risk of technical or market failure in which case we may not be able to develop the new commercial product needed to maintain our competitive position, or we may need to commit additional resources to new product development programs. Moreover, new products may have lower margins than the products they replace. Finally, our research and development efforts are based on the contribution of highly skilled personnel who may be difficult to recruit and retain.

- **Our failure to protect our intellectual property rights could adversely affect our future performance and growth.**

  Protection of our proprietary processes, methods, compounds, and other technologies is important to our business. We depend upon our ability to develop and protect our intellectual property rights to distinguish our products from those of our competitors. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on a combination of patent, trade secret, trademark, and copyright law, as well as judicial enforcement, to protect such technologies. We currently own approximately 1,200 issued and pending U.S. and foreign patents. Some of these patents are licensed to others. In addition, we have acquired the rights under patents and inventions of others through licenses or otherwise. We have developed, and may in the future develop, technologies with universities or other academic institutions, or with the use of government funding. In such cases, the academic institution or the government may retain certain rights to the developed intellectual property. We also own several hundred trademark and service mark registrations throughout the world for our marks, including NewMarket®, Afton Chemical®, Ethyl®, HiTEC®, TecGARD®, GREENBURN®, BioTEC®, Passion for Solutions®, CleanStart®, Polartech®, Axcel®, and mmt®, as well as a pending trademark application for Microbotz™ and the service mark QuickResponse 24/7℠. In the event that we are unable to continue using certain of our marks, we may be forced to rebrand our products, which could result in the loss of brand recognition, and could require us to devote resources to advertise and market brands. In particular, the loss of our HiTEC® mark could have a material adverse effect on our business.

  We cannot assure that the measures taken by us to protect these assets and rights will provide meaningful protection for our trade secrets or proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise. We cannot assure that any of our intellectual property rights will not be challenged, invalidated, circumvented, or rendered unenforceable. Furthermore, we cannot assure that any pending patent application filed by us will result in an issued patent, or if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. The failure of our patents or other measures to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods, and compounds could have an adverse effect on our results of operations, financial condition, or cash flows. We could face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technologies. If we were found to be infringing on the proprietary technology of others, we may be liable for damages, and we may be required to change our processes, to redesign our products partially or completely, to pay to use the technology of others or to stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could prompt customers to switch to products that are not the subject of infringement suits. We may not prevail in any intellectual property litigation and such litigation may result in significant legal costs or otherwise impede our ability to produce and distribute key products.

We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, we cannot assure you that our confidentiality agreements will not be breached, that they will provide meaningful protection for our trade secrets and proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise.

- **Our business is subject to hazards common to chemical businesses, any of which could interrupt our production or our transportation systems and adversely affect our results of operations.**

  Our business is subject to hazards common to chemical manufacturing, storage, handling, and transportation, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases, and other risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment, and environmental contamination. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may diminish our ability to meet our output goals. Accordingly, these hazards and their consequences could have a material adverse effect on our operations as a whole, including our results of operations or cash flows, both during and after the period of operational difficulties.

- **The occurrence or threat of extraordinary events, including domestic and international terrorist attacks may disrupt our operations, decrease demand for our products, and increase our expenses.**

  Chemical-related assets may be at greater risk of future terrorist attacks than other possible targets in the United States and throughout the world. Federal legislation has imposed significant new site security requirements, specifically on chemical manufacturing facilities, that have increased our annual overhead expenses. Federal regulations have also been enacted to increase the security of the transportation of hazardous chemicals in the United States. Further regulations could be enacted in the future, which could result in additional costs.

  The occurrence of extraordinary events, including future terrorist attacks and the outbreak or escalation of hostilities, cannot be predicted, but their occurrence can be expected to negatively affect the economy in general, and specifically the markets for our products. The resulting damage from a direct attack on our assets or assets used by us could include loss of life and property damage. In addition, available insurance coverage may not be sufficient to cover all of the damage incurred or, if available, may be prohibitively expensive.

- **Competition could adversely affect our operating results.**

  We face intense competition in many of the product lines and markets in which we compete. We expect that our competitors will develop and introduce new and enhanced products, which could cause a decline in the market acceptance of certain products we manufacture. In addition, as a result of price competition, we may be compelled to reduce the prices for some of our products, which could adversely affect our margins and profitability. Competitive pressures can also result in the loss of major customers. Our inability to compete successfully could have a material adverse effect on our results of operations, financial condition, or cash flows in any given period. In addition, some of our competitors may have greater financial, technological, and other resources than we have. Some of our competitors may also be able to maintain greater operating and financial flexibility than we are able to maintain. As a result, these competitors may be able to better withstand changes in conditions within our industry, changes in the prices for raw materials, and changes in general economic conditions.

- **Sudden or sharp raw materials price increases may adversely affect our profit margins.**

  We utilize a variety of raw materials in the manufacture of our products, including base oil, polyisobutylene, antioxidants, alcohols, solvents, sulfonates, friction modifiers, olefins, and copolymers. Our profitability is sensitive to changes in the costs of these materials caused by changes in supply, demand or other market conditions, over which we have little or no control. Political and economic conditions in the Middle East and Latin America have caused, and may continue to cause, the cost of our raw materials to fluctuate. War, armed hostilities, terrorist acts, civil unrest, or other incidents may also cause a sudden or sharp increase in the cost of our raw materials. We cannot assure that we will be able to pass on to our customers any future increases in raw material costs in the form of price increases for our products.

- **Our reliance on a small number of significant customers may have a material adverse effect on our results of operations.**

  Our principal customers are major multinational oil companies. The oil industry is characterized by the concentration of a few large participants. The loss of a significant customer or a material reduction in purchases by a significant customer could have a material adverse effect on our results of operations, financial condition, or cash flows.

- **Our customers are concentrated in the lubricant and fuel industries and, as a result, our reliance on that industry is significant.**

  Most of our customers are primarily engaged in the fuel and lubricant industries. This concentration of customers affects our overall risk profile, since our customers will be similarly affected by changes in economic, geopolitical, and industry conditions. Many factors affect the level of our customers' spending on our products, including, among others, general business conditions, changes in technology, interest rates, gasoline prices, and consumer confidence in future economic conditions. A sudden or protracted downturn in these industries could adversely affect the buying power and purchases by our customers.

- **We face risks related to our foreign operations that may negatively affect our business.**

  In 2013, sales to customers outside of the United States accounted for over 60% of consolidated revenue. We do business in all major regions of the world, some of which do not have stable economies or governments. In particular, we sell and market products in countries experiencing political and/or economic instability in the Middle East, Asia Pacific, Latin America, and Europe. Our international operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, increases in royalties, exchange controls, national and regional labor strikes, taxes, government royalties, inflationary or unstable economies and currency exchange rate fluctuations, and changes in laws and policies governing operations of foreign-based companies (such as restrictions on repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries). The occurrence of any one or a combination of these factors may increase our costs or have other adverse effects on our business.

- **We have a substantial amount of indebtedness and our ability to repay or service our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.**

  Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash from operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

  We cannot guarantee that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the revolving credit facility in an amount sufficient to enable us to repay our debt, service our indebtedness, or to fund other liquidity needs. Furthermore, although substantially all of our business is conducted through our subsidiaries, we cannot guarantee that our subsidiaries will be able to distribute funds to us for that purpose.

  We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

- **We are exposed to fluctuations in foreign exchange rates, which may adversely affect our results of operations.**

  We conduct our business in the local currency of many of the countries in which we operate. The financial condition and results of operations of our foreign operating subsidiaries are reported in the relevant local currency and then translated to U.S. Dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Changes in exchange rates between these foreign currencies and the U.S. Dollar will affect the recorded levels of our assets and liabilities, as well as our revenues, costs, and operating margins. The primary foreign currencies in which we have exchange rate fluctuation exposure are the European Union Euro, British Pound Sterling, Japanese Yen, Chinese Renminbi, and Canadian Dollar. Exchange rates between these currencies and the U.S. Dollar have fluctuated significantly in recent years and may do so in the future.

- **An information technology system failure may adversely affect our business.**

  We rely on information technology systems to transact our business. An information technology system failure due to computer viruses, internal or external security breaches, power interruptions, hardware failures, fire, natural disasters, human error, or other causes could disrupt our operations and prevent us from being able to process transactions with our customers, operate our manufacturing facilities, and properly report those transactions in a timely manner. A significant, protracted information technology system failure may result in a material adverse effect on our results of operations, financial condition, or cash flows.

- **Our business is subject to government regulation and could be adversely affected by future governmental regulation.**

  We are subject to regulation by local, state, federal, and foreign governmental authorities. In some circumstances, before we may sell certain products, these authorities must approve these products, our manufacturing processes, and our facilities. We are also subject to ongoing reviews of our products, manufacturing processes, and facilities by governmental authorities.

  In order to obtain regulatory approval of certain new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming, and subject to unanticipated and significant delays. There can be no assurance that approvals will be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate sales from those products.

New laws and regulations, including climate change regulations, may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall, or monetary fines, any of which could prevent or inhibit the development, distribution, and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, and recalls or seizures, any of which could have an adverse effect on our results of operations, financial condition, or cash flows.

Our business and our customers are subject to significant regulations under the European Commission's Registration, Evaluation and Authorization of Chemicals (REACH) regulation. It imposes obligations on European Union manufacturers and importers of chemicals and other products into the European Union to compile and file comprehensive reports, including testing data, on each chemical substance, perform chemical safety assessments, and obtain pre-market authorization with respect to certain substances of particularly high concern. The regulation imposes additional burdens on chemical producers and importers, and, to a lesser extent, downstream users of chemical substances and preparations. Our manufacturing presence and sales activities in the European Union will require us to incur additional compliance costs.

We are subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-bribery laws in other jurisdictions which generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purposes of obtaining or retaining business. We are also subject to export and import laws and regulations which restrict trading with embargoed or sanctioned countries and certain individuals. Although we have policies and procedures designed to facilitate compliance with these laws and regulations, our employees, contractors and agents may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business and reputation.

- **Legal proceedings and other claims could impose substantial costs on us.**

We are involved in numerous administrative and legal proceedings that result from, and are incidental to, the conduct of our business. From time to time, these proceedings involve environmental, product liability, TEL, premises asbestos liability, and other matters. See Item 3, "Legal Proceedings." We have insurance coverage that we believe would be available to mitigate potential damages in many of these proceedings. However, there is no assurance that our available insurance will cover these claims, that our insurers will not challenge coverage for certain claims, or that final damage awards will not exceed our available insurance coverage. Any of the foregoing could have a material adverse effect on our results of operations, financial condition, or cash flows.

- **Environmental matters could have a substantial negative impact on our results of operations.**

As a manufacturer and distributor of chemical products, we are generally subject to extensive local, state, federal, and foreign environmental, safety, and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water, the generation, handling, treatment, and disposal of hazardous waste and other materials, and remediation of contaminated soil, as well as surface and ground water. Our operations entail the risk of violations of those laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we comply in all material respects with laws, regulations, statutes, and ordinances protecting the environment, including those related to the discharge of materials. However, we cannot assure that we have been or will be at all times in compliance with all of these requirements.

In addition, these requirements, and the enforcement or interpretation of these requirements, may become more stringent in the future. Although we cannot predict the ultimate cost of compliance with any such requirements, the costs could be material. Noncompliance could subject us to material liabilities, such as government fines, damages arising from third-party lawsuits, or the suspension and potential cessation of noncompliant operations. We may also be required to make significant site or operational modifications at substantial cost. Future developments could also restrict or eliminate the use of or require us to make modifications to our products, which could have an adverse effect on our results of operations, financial condition, or cash flows.

At any given time, we are involved in claims, litigation, administrative proceedings, and investigations of various types in a number of jurisdictions involving potential environmental liabilities, including clean-up costs associated with waste disposal sites, natural resource damages, property damage, and personal injury. We cannot assure that the resolution of these environmental matters will not have an adverse effect on our results of operations, financial condition, or cash flows.

There may be environmental problems associated with our properties of which we are unaware. Some of our properties contain, or may have contained in the past, on-site facilities or underground tanks for the storage of chemicals, hazardous materials, and waste products that could create a potential for release of hazardous substances or contamination of the environment. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations, financial condition, or cash flows even if we did not create or cause the problem.

We may also face liability arising from current or future claims alleging personal injury, product liability, or property damage due to exposure to chemicals or other hazardous substances, such as premises asbestos, at or from our facilities. We may also face liability for personal injury, product liability, property damage, natural resource damage, or clean-up costs for the alleged migration of contaminants or hazardous substances from our facilities or for future accidents or spills. A significant increase in the number or success of these claims could adversely affect our results of operations, financial condition, or cash flows. For further discussion of some related claims, see Item 1, "Business—Environmental."

The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. A liable party could be held responsible for all costs at a site, whether currently or formerly owned or operated, regardless of fault, knowledge, timing of the contamination, cause of the contamination, percentage of contribution to the contamination, or the legality of the original disposal. We could incur significant costs, including clean-up costs, natural resource damages, civil or criminal fines and sanctions, and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws.

- **We have been identified, and in the future may be identified, as a PRP in connection with state and federal laws regarding environmental clean-up projects.**

  Within the United States, we are subject to the federal, state, and local environmental laws under which we may be designated as a PRP. As a PRP, we may be liable for a share of the costs associated with cleaning up hazardous waste sites, such as a landfill to which we may have sent waste.

  In *de minimis* PRP matters and in some minor PRP matters, we generally negotiate a consent decree to pay an apportioned settlement. This relieves us of any further liability as a PRP, except for remote contingencies. We are also a PRP at sites where our liability may be in excess of the *de minimis* or minor PRP levels. Most sites where we are a PRP represent environmental issues that are quite mature. The sites have been investigated, and in many cases, the remediation methodology, as well as the proportionate shares of each PRP, has been established. Other sites are not as mature, which makes it more difficult to reasonably estimate our share of future clean-up or remediation costs. Generally, environmental remediation and monitoring will go on for an extended period. As a result, we may incur substantial expenses for all these sites over a number of years.

  Liability for investigation and remediation of hazardous substance contamination at currently or formerly owned or operated facilities or at third-party waste disposal sites is joint and several. Currently, we are involved in active remediation efforts at several sites where we have been named a PRP. If other PRPs at these sites are unable to contribute to the remediation costs, we could be held responsible for some, or all, of their portion of the remediation costs, in addition to the portion of these costs for which we are already responsible.

- **Restrictive covenants in our debt instruments may adversely affect our business.**

  Our revolving credit facility and 4.10% senior notes contain restrictive covenants. These covenants may constrain our activities and limit our operational and financial flexibility. The failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, results of operations, financial condition, or cash flows.

- **The insurance that we maintain may not fully cover all potential exposures.**

  We maintain property, business interruption, and casualty insurance, but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental remediation. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

- **Financing risks associated with Foundry Park I could adversely affect our financial results.**

  We may incur losses, which could be material, under the Goldman Sachs interest rate swap agreement. See Note 15 for further information on the interest rate swap.

- **We may not be able to complete future acquisitions or successfully integrate future acquisitions into our business, which could result in unanticipated expenses and losses.**

  As part of our business growth strategy, we intend to pursue acquisitions. Our ability to implement this component of our growth strategy will be limited by our ability to identify appropriate acquisition or joint venture candidates and our financial resources, including available cash and borrowing capacity. The expense incurred in completing acquisitions or entering into joint ventures, the time it takes to integrate an acquisition, or our failure to integrate businesses successfully, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions or joint ventures.

  The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

- **We could be required to make additional contributions to our pension plans, which may be underfunded due to any underperformance of the equities markets.**

  Our pension plan asset allocation in the United States is predominantly weighted towards equities. Cash contribution requirements to our pension plans are sensitive to changes in our plans' actual return on assets. Reductions in our plans' return on assets due to poor performance of the equities markets could cause our pension plans to be underfunded and require us to make additional cash contributions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal operating properties are shown below. Unless indicated, we own the research, development, and testing facilities, as well as the manufacturing and distribution properties, which primarily support the petroleum additives business segment.

Research, Development, and Testing	Richmond, Virginia Bracknell, England Manchester, England Tsukuba, Japan Ashland, Virginia *(leased)* Suzhou, China
Manufacturing and Distribution	Bedford Park, Illinois *(lubricant additives)* Feluy, Belgium *(lubricant additives)* Houston, Texas *(lubricant and fuel additives; also TEL storage and distribution)* Hyderabad, India *(lubricant additives)* Manchester, England *(lubricant additives)* Orangeburg, South Carolina *(fuel additives)* Port Arthur, Texas *(lubricant additives)* Rio de Janeiro, Brazil *(petroleum additives storage and distribution; leased)* Sauget, Illinois *(lubricant and fuel additives)* Suzhou, China *(lubricant additives)*

We own our corporate headquarters located in Richmond, Virginia, and generally lease our regional and sales offices located in a number of areas worldwide.

NewMarket Development manages the property that we own on a site in Richmond, Virginia consisting of approximately 57 acres. We have our corporate offices on this site, as well as a research and testing facility, and several acres dedicated to other uses. We are currently exploring various development opportunities for portions of the property as the demand warrants. This effort is ongoing in nature, and we have no specific timeline for any future developments.

Production Capacity

We believe our plants and supply agreements are sufficient to meet expected sales levels. Operating rates of the plants vary with product mix and normal sales swings. We believe that our facilities are well maintained and in good operating condition.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings that are incidental to our business and include administrative or judicial actions seeking remediation under environmental laws, such as Superfund. Some of these legal proceedings relate to environmental matters and involve governmental authorities. For further information, see "Environmental" in Part I, Item 1.

While it is not possible to predict or determine with certainty the outcome of any legal proceeding, we believe the outcome of any of these proceedings, or all of them combined, will not result in a material adverse effect on our consolidated results of operations, financial condition, or cash flows.

As we previously disclosed, the United States Department of Justice has advised us that it is conducting a review of certain of our foreign business activities in relation to compliance with relevant U.S. economic sanctions programs and anti-corruption laws, as well as certain historical conduct in the domestic U.S. market, and has requested certain information in connection with such review. We are cooperating with the investigation. In connection with such cooperation, we have voluntarily agreed to provide certain information and are conducting an internal review for that purpose.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, with no par value, has traded on the New York Stock Exchange (NYSE) under the symbol "NEU" since June 21, 2004 when we became the parent holding company of Ethyl, Afton, NewMarket Services, NewMarket Development, and their subsidiaries. We had 2,554 shareholders of record at January 31, 2014.

On July 17, 2012, our Board of Directors approved a share repurchase program authorizing management to repurchase up to $250 million of NewMarket's outstanding common stock until December 31, 2014, as market conditions warrant and covenants under our existing agreements permit. We may conduct the share repurchases in the open market and in privately negotiated transactions. The repurchase program does not require NewMarket to acquire any specific number of shares and may be terminated or suspended at any time. Approximately $154 million remained available under the 2012 authorization at December 31, 2013. The following table outlines the purchases during the fourth quarter of 2013 under this authorization.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	0	$ 0.00	0	$208,844,260
November 1 to November 30	92,500	318.14	92,500	179,416,085
December 1 to December 31	77,300	329.28	77,300	153,962,996
Total	169,800	$323.21	169,800	153,962,996

As shown in the table below, cash dividends declared and paid totaled $3.80 per share for the twelve months ended December 31, 2013 and $28.00 per share for the twelve months ended December 31, 2012. The dividend of $25.00 declared on October 25, 2012 was a special dividend.

Year	Date Declared	Date Paid	Per Share Amount
2013	February 28, 2013	April 1, 2013	$ 0.90
	April 25, 2013	July 1, 2013	0.90
	July 18, 2013	October 1, 2013	0.90
	October 24, 2013	January 1, 2014	1.10
2012	February 23, 2012	April 2, 2012	0.75
	April 26, 2012	July 2, 2012	0.75
	July 17, 2012	October 1, 2012	0.75
	October 25, 2012	November 27, 2012	25.00
	October 25, 2012	December 21, 2012	0.75

The declaration and payment of dividends is subject to the discretion of our Board of Directors. Future dividends will depend on various factors, including our financial condition, earnings, cash requirements, legal requirements, restrictions in agreements governing our outstanding indebtedness, and other factors deemed relevant by our Board of Directors.

The following table shows the high and low prices of our common stock on the NYSE for each of the last eight quarters.

	2013			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$291.10	$281.01	$295.29	$341.69
Low	238.00	255.45	260.24	280.51

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$220.85	$234.62	$260.66	$283.48
Low	172.50	181.28	215.63	232.41

The performance graph showing the five-year cumulative total return on our common stock as compared to chemical companies in the S&P 1500 Specialty Chemicals Index and the S&P 500 is shown below. The graph assumes $100 invested on the last day of December 2008, and the reinvestment of all dividends.

Performance Graph
Comparison of Five-Year Cumulative Total Return
Performance Through December 31, 2013



$1,200
$1,000
$800
$600
$400
$200
$0
2008
2009
2010
2011
2012
2013
NewMarket Corporation
Specialty Chemicals
S&P 500

ITEM 6. SELECTED FINANCIAL DATA

NewMarket Corporation and Subsidiaries
Five Year Summary

(in thousands, except per-share amounts)	Years Ended December 31, 2013	2012	2011	2010	2009
Results of operations					
Net sales	$2,280,355	$2,211,878	$2,138,127	$1,786,076	$1,530,122
Costs and expenses	1,928,510	1,853,445	1,843,240	1,505,772	1,267,443
Gain on legal settlement, net (1)	0	0	38,656	0	0
Operating profit	351,845	358,433	333,543	280,304	262,679
Interest and financing expenses, net	17,796	8,435	14,151	12,668	11,716
Loss on early extinguishment of debt (2)	0	9,092	0	0	0
Other income (expense), net (3)	7,262	(3,338)	(18,048)	(10,047)	(11,196)
Income from continuing operations before income tax expense	341,311	337,568	301,344	257,589	239,767
Income tax expense	98,964	100,296	95,887	81,957	77,300
Income from continuing operations	242,347	237,272	205,457	175,632	162,467
Income (loss) from discontinued operations, net of tax (4)	22,395	2,321	1,450	1,493	(184)
Net income	$ 264,742	$ 239,593	$ 206,907	$ 177,125	$ 162,283
Financial position and other data (4)					
Total assets	$1,327,274	$1,264,248	$1,191,662	$1,062,741	$1,025,192
Operations:					
Working capital	$ 649,705	$ 518,824	$ 463,707	$ 396,388	$ 405,087
Current ratio	3.62 to 1	3.39 to 1	3.15 to 1	2.92 to 1	3.05 to 1
Depreciation and amortization	$ 46,144	$ 43,389	$ 43,352	$ 39,134	$ 32,820
Capital expenditures	$ 58,476	$ 38,753	$ 53,515	$ 36,406	$ 89,133
Gross profit as a % of revenue	28.6	28.5	25.8	28.5	30.3
Research, development, and testing expenses (5)	$ 136,573	$ 117,845	$ 105,496	$ 91,188	$ 86,072
Total long-term debt	$ 349,467	$ 424,407	$ 232,601	$ 217,544	$ 216,200
Common stock and other shareholders' equity	$ 572,448	$ 402,205	$ 549,593	$ 491,640	$ 458,185
Total long-term debt as a % of total capitalization (debt plus equity)	37.9	51.3	29.7	30.7	32.1
Common stock					
Basic earnings per share:					
Income from continuing operations	$ 18.21	$ 17.68	$ 14.99	$ 12.01	$ 10.68
Income (loss) from discontinued operations (4)	1.69	0.17	0.11	0.11	(0.01)
Net income	$ 19.90	$ 17.85	$ 15.10	$ 12.12	$ 10.67
Diluted earnings per share:					
Income from continuing operations	$ 18.21	$ 17.68	$ 14.98	$ 11.99	$ 10.66
Income (loss) from discontinued operations (4)	1.69	0.17	0.11	0.10	(0.01)
Net income	$ 19.90	$ 17.85	$ 15.09	$ 12.09	$ 10.65
Equity per share	$ 43.70	$ 29.98	$ 41.00	$ 35.03	$ 30.12
Cash dividends declared per share (6)	$ 3.80	$ 28.00	$ 2.39	$ 1.565	$ 1.075

Notes to the Five Year Summary

(1) The 2011 amount represents a gain on a legal settlement with Innospec, net of legal fees.

(2) In March 2012, we entered into a $650 million five-year unsecured revolving credit facility. During 2012, we used a portion of the $650 million revolving credit facility to fund the early redemption of all of our then outstanding 7.125% senior notes (7.125% senior notes), as well as to repay the outstanding principal amount on the Foundry Park I, LLC mortgage loan agreement (mortgage loan). As a result, we recognized a loss on early extinguishment of debt of $9.9 million in 2012 from accelerated amortization of financing fees associated with the prior revolving credit facility, the 7.125% senior notes, and the mortgage loan, as well as costs associated with redeeming the 7.125% senior notes prior to maturity. Of the loss on early extinguishment of debt, $0.8 million is included as a component of Income from discontinued operations, net of tax.

(3) Other income (expense), net in each year included the gain or loss on the Goldman Sachs interest rate swap. The gain on the interest rate swap was $7 million for the year ended December 31, 2013. The loss on the interest rate swap was $5 million for the year ended December 31, 2012; $18 million for the year ended December 31, 2011; $10 million for the year ended December 31, 2010; and $11 million for the year ended December 31, 2009. We are not using hedge accounting to record the interest rate swap, and accordingly, any change in the fair value is immediately recognized in earnings.

(4) On July 2, 2013, Foundry Park I completed the sale of its real estate assets which comprised the entire real estate development segment. The operations of the real estate development segment are reported as discontinued operations. The 2013 amount includes the gain on sale of discontinued business, net of tax, of $22 million. Financial position and other data reflect discontinued operations and continuing operations together.

(5) Of the total research, development, and testing expenses, the portion related to new products and processes was $59 million in 2013, $55 million in 2012, $51 million in 2011, $45 million in 2010, and $46 million in 2009.

(6) Cash dividends declared per share for 2012 included a special dividend of $25 per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion, as well as other discussions in this Annual Report on Form 10-K, contains forward-looking statements about future events and expectations within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future results. When we use words in this document such as "anticipates," "intends," "plans," "believes," "estimates," "projects," "expects," "should," "could," "may," "will," and similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements we make regarding future prospects of growth in the petroleum additives market, other trends in the petroleum additives market, our ability to maintain or increase our market share, and our future capital expenditure levels.

We believe our forward-looking statements are based on reasonable expectations and assumptions, within the bounds of what we know about our business and operations. However, we offer no assurance that actual results will not differ materially from our expectations due to uncertainties and factors that are difficult to predict and beyond our control.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, availability of raw materials and transportation systems; supply disruptions at single-sourced facilities; ability to respond effectively to technological changes in our industry; failure to protect our intellectual property rights; hazards common to chemical businesses; occurrence or threat of extraordinary events, including natural disasters and terrorist attacks; competition from other manufacturers; sudden or sharp raw material price increases; gain or loss of significant customers; risks related to operating outside of the United States; the impact of fluctuations in foreign exchange rates; political, economic, and regulatory factors concerning our products; future governmental regulation; resolution of environmental liabilities or legal proceedings; and inability to complete future acquisitions or successfully integrate future acquisitions into our business. In addition, certain risk factors are also discussed in Item 1A, "Risk Factors."

You should keep in mind that any forward-looking statement made by us in this discussion or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this discussion after the date hereof, except as may be required by law. In light of these risks and uncertainties, any forward-looking statement made in this discussion or elsewhere, might not occur.

OVERVIEW

Operations of our petroleum additives business for 2013 resulted in a record setting year for operating profit. In addition, net sales and product shipments improved over 2012 levels. Our research, development, and testing expenses, as well as selling, general, and administrative expenses, have increased reflecting our continuing investments in people, technology, processes, technical centers, and production capacity, in support of our business. Our cash flows from operations were a strong $278 million, and our working capital position improved 25% from December 31, 2012. We continue to manage our business for the long-run with the goal of helping our customers succeed in their marketplace.

On July 2, 2013, Foundry Park I completed the sale of its real estate assets for $144 million in cash, which comprised our entire real estate development segment. The operations of the real estate development segment are reported as discontinued operations for all periods presented in the Consolidated Statements of Income.

Also of note, during 2013, we repurchased 327,600 shares of our common stock at a total cost of $96 million and reduced outstanding long-term debt by $75 million.

RESULTS OF OPERATIONS

Revenue

Our consolidated revenue for 2013 amounted to $2.3 billion, an increase of 3.1% from $2.2 billion in 2012. The increase of $74 million between 2012 and 2011 was 3.4%.

Net sales to one customer of our petroleum additives segment exceeded 10% of consolidated revenue in 2013, 2012, and 2011. Sales to Shell amounted to $253 million (11% of consolidated revenue) in 2013, $252 million (11% of consolidated revenue) in 2012, and $246 million (11% of consolidated revenue) in 2011. These sales represent a wide range of products sold to this customer in multiple regions of the world.

No other single customer accounted for 10% or more of our total revenue in 2013, 2012, or 2011.

The following table shows revenue by segment and product line for each of the last three years.

	Years Ended December 31,		
(in millions)	2013	2012	2011
Petroleum additives			
Lubricant additives	$1,830	$1,750	$1,684
Fuel additives	441	451	442
Total	2,271	2,201	2,126
All other	9	11	12
Consolidated revenue	$2,280	$2,212	$2,138

Petroleum Additives—The primary regions in which we operate include North America (the United States and Canada), Latin America (Mexico and South America), Asia Pacific, and the Europe/Middle East/Africa/India (EMEAI) region. The percentage of revenue being generated in the regions has remained fairly consistent over the past three years, with some limited fluctuation due to various factors, including economic downturns. North America represents almost 40% of our petroleum additives revenues, while EMEAI represents a little over 30%. Asia Pacific contributes approximately 20% and Latin America represents almost 10%. The EMEAI percentage has increased over 2012 levels, which was down slightly due partially to economic conditions in the countries comprising the EMEAI region. As shown in the table above, the percentage of lubricant additives sales and fuel additives sales to total petroleum additives sales has remained substantially consistent over the past three years. The discussion below provides further detail on revenue in our petroleum additives segment for 2013, 2012, and 2011.

Petroleum additives net sales for 2013 of $2.3 billion were approximately 3.2% higher than 2012 levels. Regionally, EMEAI and Asia Pacific experienced increased revenue and shipments when comparing 2013 and 2012, while revenues and shipments in North America and Latin America were lower. The increase between the two years reflects higher shipments of lubricant additives products overall, mainly in EMEAI and Asia Pacific. This was partially offset by a decrease in fuel additives product shipments, mainly in EMEAI. The remaining change in net sales between the two years resulted from the impact of lower selling prices and an unfavorable foreign currency impact. Overall, product shipments for 2013 increased 3.7% from 2012 levels. When comparing the two years, the U.S. Dollar strengthened against the British Pound Sterling and Japanese Yen, resulting in an unfavorable foreign currency impact on revenue, mostly from the Japanese Yen. The European Union Euro strengthened against the U.S. Dollar when comparing the two years, resulting in a favorable foreign currency impact.

Net sales in 2012 of $2.2 billion were approximately 3.5% higher than 2011 levels, with increases in all regions except the EMEAI region, which was approximately 5% lower in 2012 than 2011. The increase between the two years primarily resulted from higher selling prices, offset by an unfavorable foreign exchange impact. While product shipments decreased 1.5% in 2012 from 2011 levels, the volume impact on net sales was slightly favorable when comparing the two years due to changes in the mix of products sold during 2012, as we sold more higher priced lubricant additive products. The lower product shipments were across both the lubricant and fuel additive product lines. We experienced some impact from economic downturns in different countries, including those in the EMEAI region, but those impacts were essentially offset by the other favorable factors discussed above. When comparing the two years, the U.S. Dollar strengthened against the major currencies in which we conduct business, including the European Union Euro and British Pound Sterling, resulting in an unfavorable foreign currency impact on revenue.

The approximate components of the petroleum additives increase in net sales of $70 million when comparing 2013 to 2012 and $75 million when comparing 2012 to 2011 are shown below in millions.

Net sales for year ended December 31, 2011	$2,126
Lubricant additives shipments	11
Fuel additives shipments	(9)
Selling prices, including changes in customer mix	106
Foreign currency impact, net	(33)
Net sales for year ended December 31, 2012	2,201
Lubricant additives shipments	105
Fuel additives shipments	(8)
Selling prices, including changes in customer mix	(22)
Foreign currency impact, net	(5)
Net sales for year ended December 31, 2013	$2,271

All Other—The "All other" category includes the operations of the TEL business, and certain contract manufacturing performed by Ethyl.

Segment Operating Profit

NewMarket evaluates the performance of the petroleum additives business based on segment operating profit. NewMarket Services expenses are charged to NewMarket and each subsidiary pursuant to services agreements between the companies. Depreciation on segment property, plant, and equipment, as well as amortization of segment intangible assets, is included in the segment operating profit.

The table below reports segment operating profit for the last three years.

	Years Ended December 31,		
(in millions)	2013	2012	2011
Petroleum additives	$375	$372	$348
All other	$ (1)	$ 6	$ 3

Petroleum Additives—The 2011 operating profit in the petroleum additives segment includes a net gain of $39 million related to the Innospec settlement, which is discussed further in Note 22.

Petroleum additives operating profit increased $3 million when comparing 2013 to 2012 and $24 million when comparing 2012 to 2011. The increase from 2012 to 2013 resulted from improved results in the lubricant additives product line, which was partially offset by a decrease in the fuel additives product line. The increase between 2012 and 2011 was across both of our major product lines, lubricant additives and fuel additives. The operating profit margin was 16.5% in 2013, 16.9% in 2012, and 16.4% in 2011. These margins are consistent with our current expectations of the performance of our business over the long-term. While operating profit margins will fluctuate from quarter to quarter due to multiple factors, we do not operate our business differently from quarter to quarter. We believe the fundamentals of our business and industry are unchanged. We continue to focus on developing and delivering innovative, technology-driven solutions to our customers.

Gross profit results, which do not include the gain from the Innospec settlement, were favorable $30 million when comparing 2013 and 2012 and $75 million when comparing 2012 and 2011. Cost of sales as a percentage of revenue has remained fairly consistent over the last three years at 71% in 2013, 72% in 2012, and 74% in 2011.

When comparing 2013 and 2012, total product shipments increased 3.7% as discussed above in the Revenue section, with higher shipments of lubricant additives products, partially offset by lower shipments of fuel additives products. Increased sales volumes of higher-valued products, along with small variances in conversion costs, contributed over 100% of the improvement in petroleum additive gross profit between 2013 and 2012. Unfavorable selling price variances, as discussed in the revenue section above, were substantially offset by favorable raw material variances reflecting a near balance between selling prices and raw material costs during the year.

When comparing 2012 and 2011, total product shipments decreased 1.5% as discussed above in the Revenue section. Nonetheless, selling increased volumes of higher-valued products contributed approximately 36% of the improvement in gross profit between 2012 and 2011. The remaining improvement in gross profit between 2012 and 2011 was due to favorable comparisons on selling prices which contributed approximately 50%. Raw material costs were also favorable, while manufacturing conversion costs were unfavorable.

Selling, general, and administrative expenses (SG&A) in 2013 were $8 million, or 6%, higher than 2012 levels, while 2012 was 0.3%, higher as compared to 2011. The increase from 2011 to 2012 would have been significantly higher except for favorable foreign currency impacts. SG&A as a percentage of revenue was 6% in each of 2013, 2012, and 2011. Our SG&A costs are mainly personnel-related and include salaries, benefits and other costs associated with our workforce. As our workforce has increased in number to support our worldwide operations, these costs have also risen, which occurred when comparing 2013 to 2012.

When comparing 2013 with 2012, R&D increased approximately $19 million, while when comparing 2012 with 2011, R&D increased approximately $12 million. As a percentage of revenue, R&D was 6% in 2013 and 5% in each of 2012 and 2011. Approximately 80% of the increase in R&D spending in 2013 was in the lubricant additives product line, with the remaining 20% spent on fuel additives products. The increase from 2011 to 2012 was substantially for the lubricant additives product line. The increases in R&D spending for both periods reflect efforts to support the development of additives that meet our customers' needs, as well as new standards, and to expand into new product solution areas.

Our approach to R&D investment, as it is with SG&A, is one of purposeful spending on programs to support our current product base and to ensure that we develop products to support our customers' programs in the future. R&D includes personnel-related costs, as well as the costs of performing both internal and external testing of our products. Most R&D is incurred in the United States and in the United Kingdom, with over 70% of total R&D being attributable to the North America and EMEAI regions. All expenses for new product development are incurred in the United States and the United Kingdom. The remaining 30% of R&D is attributable to the Asia Pacific and Latin America regions and represents customer technology support services in those regions. All of our R&D is related to the petroleum additives segment. R&D related to new products and processes was $59 million in 2013, $55 million in 2012, and $51 million in 2011.

All Other—Operating profit for 2013 compared to 2012 includes an unfavorable comparison resulting primarily from accruals related to the historical operations of the TEL business.

The following discussion references certain captions on the Consolidated Statements of Income.

Interest and Financing Expenses

Interest and financing expenses were $18 million in 2013, $8 million in 2012, and $14 million in 2011. The increase in interest and financing expenses between 2013 and 2012 primarily resulted from higher average outstanding debt. The higher outstanding debt was caused by the issuance of $350 million of 4.10% senior notes in December 2012. The previously outstanding $150 million of 7.125% senior notes were redeemed in April 2012. Fees and amortization increased $1 million in 2013 over 2012. The decrease in interest and financing expenses between 2012 and 2011 resulted from a lower average interest rate.

Loss on Early Extinguishment of Debt

We recorded a loss on the early extinguishment of debt of $10 million in 2012. The loss resulted from the recognition of $5 million from the early redemption premium on the 7.125% senior notes, $3 million of unamortized deferred financing costs on the 7.125% senior notes, with the remainder attributable to unamortized deferred financing costs on both the mortgage loan and on our previous revolving credit facility. Of the total loss of $10 million on early extinguishment of debt, approximately $5 million was a cash payment. The remaining amounts were a noncash charge. Of the total loss on early extinguishment of debt, $1 million of unamortized deferred financing costs on the mortgage loan was reclassified and included as a component of income from operations of discontinued business.

Other Income (Expense), Net

Other income (expense), net was income of $7 million in 2013, expense of $3 million in 2012, and expense of $18 million in 2011. The 2012 amount includes a gain of $2 million related to the sale of common stock that was received in September 2011 as part of the legal settlement with Innospec, which is discussed further in Note 22. The 2011 amount includes $1 million of expense related to the consents we obtained in January 2011 from the holders of the 7.125% senior notes to modify the formula for calculating the capacity under the 7.125% senior notes to make certain restricted payments. The remaining amounts for 2013, 2012, and 2011 primarily represent the gain in 2013 or loss in 2012 and 2011 on a derivative instrument representing an interest rate swap recorded at fair value through earnings. See Note 15 for additional information on the interest rate swap.

Income Tax Expense

Income tax expense was $99 million in 2013, $100 million in 2012, and $96 million in 2011. The effective tax rate was 29.0% in 2013, 29.7% in 2012, and 31.8% in 2011. The effective income tax rates for each year include the benefit of higher income in foreign jurisdictions with lower tax rates, as well as a substantial benefit from the domestic manufacturing tax deduction. The 2013 effective rate includes the effect of the R&D tax credit for 2013 as well as 2012, as the legislation to extend such tax credits was retroactively signed into law in January 2013. A benefit from the R&D tax credit is also included in 2011. Currently, the R&D tax credit has not been extended to 2014 by the United States Congress. The tax rate for 2012 includes a substantial tax benefit related to the special dividend of $25 per share, which was paid in November 2012. See Note 20 for further details on income taxes.

The increase in income before income tax expense between 2013 and 2012 resulted in an increase of $1 million in income tax expense. This was offset by a reduction in income tax expense of $2 million due to the lower effective tax rate in 2013 compared to 2012.

The increase in income before income tax expense between 2012 and 2011 resulted in an increase of $11 million in income tax expense. This was partially offset by a reduction in income tax expense of $7 million due to the lower effective tax rate in 2012 compared to 2011.

Our deferred taxes are in a net asset position. Based on current forecasted operating plans and historical profitability, we believe that we will recover nearly the full benefit of our deferred tax assets and have, therefore, only recorded an immaterial valuation allowance at certain foreign subsidiaries.

Discontinued Operations

On July 2, 2013, Foundry Park I completed the sale of its real estate assets for $144 million in cash, which comprised our entire real estate development segment. The operations of the real estate development segment for all periods presented are now reported in Income from operations of discontinued business, net of tax in the Consolidated Statements of Income. We recognized a gain of $36 million ($22 million after tax) in 2013 related to this transaction.

CASH FLOWS DISCUSSION

We generated cash from operating activities of $278 million in 2013, $273 million in 2012, and $185 million in 2011.

During 2013, we used the $278 million cash generated from operations, along with $140 million in net proceeds from the sale of real estate assets and a net return of deposits related to the Goldman Sachs swap of $12 million to repay $75 million on our revolving credit facility, repurchase $92 million of our common stock, fund $50 million in dividend payments, and fund $58 million of capital expenditures. These items, including favorable fluctuations in foreign currency rates of $3 million, resulted in an increase of $150 million in cash and cash equivalents. Cash flows from operating activities included payments of $32 million for our pension and postretirement plans. Further information on the Goldman Sachs interest rate swap is in Note 15.

During 2012, we used the $273 million of cash provided from operations, as well as $349 million from the issuance of the 4.10% senior notes and $53 million of borrowings under our revolving credit facility, to fund $376 million in dividend payments (including a special dividend payment of $335 million), redeem $150 million of the 7.125% senior notes, pay in full $64 million on the mortgage loan, and fund $39 million of capital expenditures. In addition, we made a net deposit of $2 million related to the Goldman Sachs interest rate swap and funded $6 million for debt issuance costs. These items, including favorable fluctuations in foreign currency rates of $2 million, resulted in an increase of $39 million in cash and cash equivalents. Cash flows from operating activities included a decrease of $14 million resulting from higher working capital requirements, as well as payments of $32 million for our pension and postretirement plans.

During 2011, we used the cash provided by operating activities of $185 million, along with $18 million of borrowings under our revolving credit facility and an additional $7 million of borrowings under foreign lines of credit to fund $54 million in capital expenditures, $98 million in repurchases of our common stock, and $33 million in dividend payments. In addition, we made a net deposit of $13 million related to the Goldman Sachs interest rate swap, and funded $3 million for debt issuance costs. These cash flows included an unfavorable foreign exchange impact of $1 million and resulted in an increase in cash and cash equivalents of $1 million. Cash flows from operating activities included a decrease of $62 million resulting from higher working capital requirements and payments of $31 million for our pension and postretirement plans, as well as $25 million proceeds from a legal settlement.

We expect that cash from operations, together with borrowing available under our revolving credit facility, will continue to be sufficient to cover our operating needs and planned capital expenditures for at least the next twelve months.

FINANCIAL POSITION AND LIQUIDITY

Cash

At December 31, 2013, we had cash and cash equivalents of $239 million as compared to $89 million at the end of 2012.

Our cash and cash equivalents held by our foreign subsidiaries amounted to approximately $135 million at December 31, 2013 and $80 million at December 31, 2012. A significant amount, but not all, of these foreign cash balances are associated with earnings that we have asserted are indefinitely reinvested. We plan to use these indefinitely reinvested earnings to support growth outside of the United States through funding of operating expenses, research and development expenses, capital expenditures, and other cash needs of our foreign subsidiaries. Periodically, we repatriate cash from our foreign subsidiaries to the United States through intercompany dividends. These intercompany dividends are paid only by subsidiaries whose earnings we have not asserted are indefinitely reinvested or whose earnings qualify as previously taxed income, as defined by the Internal Revenue Code. If circumstances were to change that would cause these indefinitely reinvested earnings to be repatriated, an incremental U.S. tax liability would be incurred. As part of our foreign subsidiary repatriation activities, we received cash dividends from our foreign subsidiaries of $10 million for 2013, $8 million for 2012, and $30 million for 2011.

Debt

4.10% Senior Notes—At both December 31, 2013 and December 31, 2012, we had $349 million of 4.10% senior notes which are senior unsecured obligations. The notes are jointly and severally guaranteed on a senior unsecured basis by all existing and future domestic subsidiaries that also guarantee our obligations under the revolving credit facility or any of our other indebtedness. We incurred financing costs in 2012 and 2013 totaling approximately $5 million related to the 4.10% senior notes, which are being amortized over the term of the agreement.

The 4.10% senior notes and the subsidiary guarantees rank:

- equal in right of payment with all of our and the guarantors' existing and future senior unsecured indebtedness; and
- senior in right of payment to any of our and the guarantors' future subordinated indebtedness.

The indenture governing the 4.10% senior notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

- create or permit to exist liens;
- enter into sale-leaseback transactions;
- incur additional guarantees; and
- sell all or substantially all of our assets or consolidate or merge with or into other companies.

We were in compliance with all covenants under the indenture governing the 4.10% senior notes as of December 31, 2013 and December 31, 2012.

During March 2013, we registered these 4.10% senior notes under the Securities Act of 1933. All previously unregistered 4.10% senior notes that were outstanding at December 31, 2012 have been exchanged for an equal aggregate principal amount of registered 4.10% senior notes.

Revolving Credit Facility—In 2012, we entered into a Credit Agreement (Credit Agreement) with a term of five years. The Credit Agreement provides for a $650 million, multicurrency revolving credit facility, with a $100 million sublimit for multicurrency borrowings, a $100 million sublimit for letters of credit, and a $20 million sublimit for swingline loans. The Credit Agreement includes an expansion feature which allows us, subject to certain conditions, to request an increase in the aggregate amount of the revolving credit facility or obtain incremental term loans in an amount up to $150 million. There were no outstanding borrowings under the revolving credit facility at December 31, 2013.

We paid financing costs in 2012 of approximately $2 million related to this revolving credit facility and carried over deferred financing costs from our previous revolving credit facility of approximately $2 million, resulting in total deferred financing costs of $4 million, which we are amortizing over the term of the Credit Agreement.

The obligations under the Credit Agreement are unsecured and are fully guaranteed by NewMarket and the subsidiary guarantors. The revolving credit facility matures on March 14, 2017.

Borrowings made under the revolving credit facility bear interest at an annual rate equal to, at our election, either (1) the Alternate Base Rate (ABR) plus the Applicable Rate (solely in the case of loans denominated in U.S. dollars to NewMarket) or (2) the Adjusted LIBO Rate plus the Applicable Rate. ABR is the greatest of (i) the rate of interest publicly announced by the Administrative Agent as its prime rate, (ii) the federal funds effective rate plus 0.5%, or (iii) the Adjusted LIBO Rate for a one month interest period plus 1%. The Adjusted LIBO Rate means the rate at which Agreed Currencies in the London interbank market for certain periods (as selected by NewMarket) are quoted, as adjusted for statutory reserve requirements. Depending on our consolidated Leverage Ratio, the Applicable Rate ranges from 0.50% to 1.00% for loans bearing interest based on the ABR and from 1.50% to 2.00% for loans bearing interest based on the Adjusted LIBO Rate. At December 31, 2013, the Applicable Rate was 0.50% for loans bearing interest based on the ABR and 1.50% for loans bearing interest based on the Adjusted LIBO Rate.

The Credit Agreement contains financial covenants that require NewMarket to maintain a consolidated Leverage Ratio (as defined in the Credit Agreement) of no more than 3.00 to 1.00 and a consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of no less than 3.00 to 1.00, calculated on a rolling four quarter basis, as of the end of each fiscal quarter ending on and after March 31, 2012. At December 31, 2013, the Leverage Ratio was 0.94 and the Interest Coverage Ratio was 19.54.

We were in compliance with all covenants under our revolving credit facility at December 31, 2013 and December 31, 2012.

The following table provides information related to the unused portion of our revolving credit facility in effect at December 31, 2013 and December 31, 2012.

	December 31,	
(in millions)	2013	2012
Maximum borrowing capacity under the revolving credit facility	$650	$650
Outstanding borrowings under the revolving credit facility	0	75
Outstanding letters of credit	3	3
Unused portion of revolving credit facility	$647	$572

For further information on the outstanding letters of credit, see Note 17. The average interest rate for borrowings under our revolving credit facilities was 2.2% during 2013 and 1.8% during 2012.

Other Borrowings—One of our subsidiaries in China has a short-term line of credit of $15 million with an outstanding balance of $3 million at December 31, 2013. The average interest rate was approximately 2.2% during 2013 and 2.9% during 2012. At December 31, 2013 the interest rate was 2.2%. The outstanding balance on the China line of credit is due during 2014.

***

We had long-term debt of $349 million at December 31, 2013 and $424 million at December 31, 2012. The decrease in debt resulted from repayment of $75 million on the revolving credit facility.

As a percentage of total capitalization (total long-term debt and shareholders' equity), our total long-term debt decreased from 51.3% at the end of 2012 to 37.9% at the end of 2013. The change in the percentage was primarily the result of the decrease in debt, as well as an increase in shareholders' equity. The increase in shareholders' equity reflects the impact of earnings and the improvement in the funded position of our defined benefit pension plans, which was partially offset by dividend payments and share repurchases. Normally, we repay long-term debt with cash from operations or refinancing activities.

Working Capital

At December 31, 2013, we had working capital of $650 million, resulting in a current ratio of 3.62 to 1. Our working capital at December 31, 2012 was $519 million resulting in a current ratio of 3.39 to 1.

The change in the working capital ratio primarily reflects increased cash and cash equivalents, as well as higher accounts receivable and prepaid expenses and other current assets. These were partially offset by lower inventory, as well as higher accounts payable and dividends payable at December 31, 2013. The increase in accounts receivable was primarily due to higher sales levels when comparing the fourth quarter of 2013 with the fourth quarter of 2012, which was partially offset during 2013 from the reduction of a 2012 income tax refund receivable. The fluctuation in inventories primarily resulted from changes in foreign currency rates, but was also impacted by fluctuations in sales patterns, as well as the transfer of two high-volume raw materials to a purchase-as-used basis with our suppliers. The increase in prepaid expenses and other current assets includes the increase in dividends payable resulting from the funding of dividends in December 2013 that were not paid by the transfer agent until January 2014, whereas the payment of the fourth quarter 2012 dividends occurred in December 2012, instead of in January 2013. The increase in accounts payable is from normal differences in timing of payments.

Capital Expenditures

Capital expenditures were $58 million for 2013, $39 million for 2012, and $54 million for 2011. We expect capital expenditures to be approximately $120 million in 2014. We expect to continue to finance this capital spending through cash on hand and cash provided from operations, together with borrowing available under our $650 million revolving credit facility.

The estimated capital expenditure amount includes anticipated spending in 2014 on the start of a new manufacturing facility in Singapore, as well as several improvements to our manufacturing and R&D infrastructure around the world. We expect capital expenditures in 2015 and 2016 to be $70 million to $90 million in support of our worldwide business.

The Singapore facility is expected to be operational in late-2015 with a total investment in excess of $100 million. Groundbreaking will occur in mid-2014 and the significant capital spending for this project will begin at that time. The initial capacity will represent a modest increase in our overall global production, but will enable us to more effectively service our Asia Pacific customers, as well as those in India and the Middle East. The facility will be scalable to allow for growth, as demand warrants.

Environmental Expenses

We spent approximately $19 million in 2013, $18 million in 2012, and $19 million in 2011 for ongoing environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures. These environmental operating and clean-up expenses are included in cost of goods sold. We expect to continue to fund these costs through cash provided by operations.

Contractual Obligations

The table below shows our year-end contractual obligations by year due.

	Payments Due by Period				
(in millions)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt obligations (a)	$353	$ 3	$ 0	$ 0	$350
Interest payable on long-term debt, interest rate swaps, and capital lease obligations	169	19	39	39	72
Letters of credit (b)	3	0	0	0	3
Operating lease obligations	43	12	16	6	9
Property, plant, and equipment purchase obligations	7	7	0	0	0
Raw material purchase obligations (c)	271	49	89	89	44
Other long-term liabilities (d)	42	22	3	3	14
Reserves for uncertain tax positions	3	1	2	0	0
Total	$891	$113	$149	$137	$492

(a) Amounts represent contractual payments due on the 4.10% senior notes, revolving credit facility, and short-term lines of credit as of December 31, 2013. See Note 12 for more information on long-term debt obligations.

(b) We intend to renew letters of credit when necessary as they mature; therefore, the obligations do not have a definitive maturity date.

(c) Raw material purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Purchase orders made in the ordinary course of business are excluded from the above table. Any amounts for which we are liable under purchase orders are reflected in our Consolidated Balance Sheets as accounts payable or accrued expenses.

(d) These represent other long-term liability amounts reflected in our Consolidated Balance Sheets that have known payment streams. Amounts include environmental liabilities, including asset retirement obligations, as well as contributions associated with pension and postretirement benefit plans. Amounts accrued for the potential exposure with respect to litigation, claims, and assessments are not included in the table above.

Pension and Postretirement Benefit Plans

Our U.S. and foreign benefit plans are discussed separately below. The information discussed below applies to all of our U.S. benefit plans. Our foreign plans are quite diverse, and the actuarial assumptions used by the various foreign plans are based upon the circumstances of each particular country and retirement plan. The discussion below surrounding our foreign retirement benefits focuses only on our pension plan in the United Kingdom (U.K.) which represents the majority of the impact on our financial statements from foreign pension plans. We use a December 31 measurement date to determine our pension and postretirement expenses and related financial disclosure information. Additional information on our pension and postretirement plans is in Note 18.

U.S. Pension and Postretirement Benefit Plans—The average remaining service period of active participants for our U.S. plans is 13 years, while the average remaining life expectancy of inactive participants is 23 years. We utilize the Optional Combined Mortality Tables for males and females based on the RP-2000 Mortality Tables projected to 2014 with Scale AA in determining the impact of the U.S. benefit plans on our financial statements.

Investment Return Assumptions and Asset Allocation—We periodically review our assumptions for the long-term expected return on pension plan assets. As part of the review and to develop expected rates of return, we considered an analysis of expected returns based on the U.S. plans' asset allocation as of both January 1, 2013 and January 1, 2014. This analysis reflects our expected long-term rates of return for each significant asset class or economic indicator. As of January 1, 2014, the expected rates were 8.8% for U.S. large cap stocks, 5.2% for fixed income, and 3.2% for inflation. The range of returns developed relies both on forecasts and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class.

The asset allocation for our U.S. pension plans is predominantly weighted toward equities. Through the ongoing monitoring of our investments and review of market data, we have determined that we should maintain the expected long-term rate of return for our U.S. pension plans at 8.5% at December 31, 2013.

An actuarial gain occurred during both 2013 and 2012, as the actual investment return was higher than the expected return for all of our U.S. pension plans by approximately $33 million in 2013 and $6 million in 2012. During 2011, the actual return was lower than the expected return, resulting in an actuarial loss for all of our U.S. pension plans of approximately $11 million. Investment gains and losses are recognized in earnings on an amortized basis over a period of years, resulting in decreased expense of approximately $1 million in 2014. We expect that there will be continued volatility in pension expense as actual investment returns vary from the expected return, but we continue to believe the potential long-term benefits justify the risk premium for equity investments.

At December 31, 2013, our expected long-term rate of return on our postretirement plans was 5.5%. This rate varies from the pension rate of 8.5% primarily because of the difference in investment of assets. The assets of the postretirement plan are held in an insurance contract, which results in a lower assumed rate of investment return.

Pension expense and the life insurance portion of postretirement expense are sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return by 25 basis points to 8.25% for pension assets and 5.25% for postretirement benefit assets (while holding other assumptions constant) would increase the forecasted 2014 expense for our U.S. pension and postretirement plans by approximately $575 thousand. Similarly, a 25 basis point increase in the expected rate of return to 8.75% for pension assets and 5.75% for postretirement benefit assets (while holding other assumptions constant) would reduce forecasted 2014 pension and postretirement expense by the same amount.

Discount Rate Assumption—We develop the discount rate assumption by determining the single effective discount rate for a unique hypothetical portfolio constructed from investment-grade bonds that, in aggregate, match the projected cash flows of each of our retirement plans. The discount rate is developed based on the hypothetical portfolio on the last day of December. The discount rate at December 31, 2013 was 5.0% for all plans.

Pension and postretirement benefit expense is also sensitive to changes in the discount rate. For example, decreasing the discount rate by 25 basis points to 4.75% (while holding other assumptions constant) would increase the forecasted 2014 expense for our U.S. pension and postretirement benefit plans by approximately $1 million. A 25 basis point increase in the discount rate to 5.25% would reduce forecasted 2014 pension and postretirement benefit expense by a similar amount.

Rate of Projected Compensation Increase—We have maintained our rate of projected compensation increase at December 31, 2013 at 3.50%. The rate assumption was based on an analysis of our projected compensation increases for the foreseeable future.

Liquidity—Cash contribution requirements to the pension plan are sensitive to changes in assumed interest rates and investment gains or losses in the same manner as pension expense. We expect our aggregate cash contributions, before income taxes, to the U.S. pension plans will be approximately $12 million in 2014. We expect our contributions to the postretirement benefit plans will be approximately $2 million in 2014.

Other Assumptions—We periodically review our assumption for the health care cost trend rate based on actual cost experience, typically assuming a higher current-year trend scaling down to a lower permanent rate over a five to ten year period. We refreshed this health care trend assumption in 2012 resulting in an assumed rate of 8.0% for 2012 and 7.5% for 2013, scaling down to 5.0% by 2018.

Foreign Pension Benefit Plans—Our foreign pension plans are quite diverse. The following information applies only to our U.K. pension plan, which represents the majority of the impact on our financial statements from our foreign pension plans. The average remaining service period for our U.K. plan is 11 years, while the average remaining life expectancy is 36 years. We utilize the S1 SAPS Normal Health (Light) mortality tables and allow for future projected improvements in life expectancy in line with the CMI 2013 model, with a long-term rate of improvement of 1% per year based on the membership of the plan, in determining the impact of the U.K. pension plans on our financial statements.

Investment Return Assumptions and Asset Allocation—We periodically review our assumptions for the long-term expected return on the U.K. pension plan assets. The expected long-term rate of return is based on both the asset allocation, as well as yields available in the U.K. markets.

The target asset allocation in the U.K. is to be invested 55% in equities, 40% in a mixture of government and corporate bonds, and 5% in a pooled investment property fund, while the actual allocation at the end of 2013 was

57% in equities, 38% in government and corporate bonds, 4% in a pooled investment property fund, and 1% in cash. Based on the actual asset allocation and the expected yields available in the U.K. markets, the expected long-term rate of return for the U.K. pension plan was 5.8% at December 31, 2013.

An actuarial gain occurred during both 2013 and 2012, as the actual investment return exceeded the expected return by approximately $4 million. In 2011, the expected investment return exceeded the actual investment return by approximately $2 million resulting in an actuarial loss for our U.K. pension plan. Investment gains and losses are recognized in earnings on an amortized basis, resulting in decreased expense of less than $1 million in 2014. We expect that there will be continued volatility in pension expense as actual investment returns vary from the expected return, but we continue to believe the potential benefits justify the risk premium for the target asset allocation.

Pension expense is sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return by 25 basis points to 5.55% (while holding other assumptions constant) would increase the forecasted 2014 expense for our U.K. pension plan by approximately $300 thousand. Similarly, a 25 basis point increase in the expected rate of return to 6.05% (while holding other assumptions constant) would reduce forecasted 2014 pension expense by approximately $300 thousand.

Discount Rate Assumption—We utilize a yield curve based on AA-rated corporate bond yields constructed from iBoxx indices in developing a discount rate assumption (extrapolated at longer terms based on the corresponding swap yield curve). The yield appropriate to the duration of the U.K. plan liabilities is then used. The discount rate at December 31, 2013 was 4.4%.

Pension expense is also sensitive to changes in the discount rate. For example, decreasing the discount rate by 25 basis points to 4.15% (while holding other assumptions constant) would increase the forecasted 2014 expense for our U.K. pension plans by approximately $500 thousand. A 25 basis point increase in the discount rate to 4.65% would reduce forecasted 2014 pension expense by approximately $400 thousand.

Rate of Projected Compensation Increase—We have maintained our rate of projected compensation increase at December 31, 2013 at 4.50%. The rate assumption was based on an analysis of our projected compensation increases for the foreseeable future.

Liquidity—Cash contribution requirements to the U.K. pension plan are sensitive to changes in assumed interest rates in the same manner as pension expense. We expect our aggregate U.K. cash contributions, before income taxes, will be approximately $5 million in 2014.

Other Matters

During April 2013, we made the decision to discontinue the production of a fuel additive at our Ethyl Canada facility. This decision required that we write down the related property, plant, and equipment and reduce the workforce at the facility. By the end of the second quarter of 2013, we had recorded a charge to recognize the impairment of the assets and severance costs associated with the termination of the employees. The amount of the charge was not material to our financial statements. By June 30, 2013, the majority of the employees affected by this decision had left the company.

In October 2013, we decided to sell the facility and completed the sale in November 2013. The remaining workforce was terminated by the end of 2013. During the fourth quarter, we recognized a loss related to the sale of the facility and a charge related to the severance of the employees. This charge was not material to our financial statements.

OUTLOOK

As we begin 2014, we remain confident that our customer-focused approach to the market is the path on which to continue. We believe the fundamentals of how we run our business—a safety-first culture, customer-focused solutions, technology-driven product offerings, world-class supply chain capability, and a regional organizational structure to better understand our customers' needs—will continue to pay dividends to all of our stakeholders.

After having posted record operating profit results for each of the past 10 years, we have expectations that our petroleum additives segment will continue to deliver solid results in 2014. We expect that petroleum additives industry shipment demand will continue to grow at an average annual rate of 1% to 2% over the next five years, as there has been no significant change in the positive fundamentals of the business. Over the long-term, we plan to exceed the industry growth rate. Over the past several years, we have made significant investments to expand our capabilities around the world. These investments have been in people, technology, processes, technical centers, and production capacity. We intend to use these new capabilities to improve our ability to deliver the goods and services that our customers value and to expand our business and improve profits.

Our business continues to generate significant amounts of cash beyond what is necessary for the expansion and growth of our current offerings. We regularly review the many internal opportunities which we have to utilize this cash, both from a geographic and product line perspective. We continue our efforts in investigating potential acquisitions as both a use for this cash and to generate shareholder value. Our primary focus in the acquisition area remains on the petroleum additives industry. It is our view that this industry will provide the greatest opportunity for a good return on our investment while minimizing risk. We remain focused on this strategy and will evaluate any future opportunities. Nonetheless, we are patient in this pursuit and intend to make the right acquisition when the opportunity arises. We will continue to evaluate all alternative uses of cash to enhance shareholder value, including stock repurchases and dividends.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion highlights some of the more critical areas where a significant change in facts and circumstances in our operating and financial environment could cause a change in future reported financial results.

Intangibles (net of amortization)

We have certain identifiable intangibles amounting to $18 million at December 31, 2013 that are discussed in Note 9. These intangibles relate to our petroleum additives business and are being amortized over periods with up to approximately sixteen years of remaining life. We continue to assess the market related to these intangibles, as well as their specific values, and have concluded the values and amortization periods are appropriate. We also evaluate these intangibles for any potential impairment when significant events or circumstances occur that might impair the value of these assets. These evaluations continue to support the values at which these identifiable intangibles are carried on our financial statements. However, if conditions were to substantially deteriorate in the petroleum additives market, it could possibly cause a decrease in the estimated useful lives of the intangible assets or result in a noncash write-off of all or a portion of the intangibles' carrying amount. A reduction in the amortization period would have no effect on cash flows. We do not anticipate such a change in the market conditions in the near term.

Environmental and Legal Proceedings

We have made disclosure of our environmental matters in Item 1 of this Annual Report on Form 10-K, as well as in the Notes to Consolidated Financial Statements. We believe our environmental accruals are appropriate for the exposures and regulatory guidelines under which we currently operate. While we currently do not anticipate significant changes to the many factors that could impact our environmental requirements, we continue to keep our accruals consistent with these requirements as they change.

Also, as noted in the discussion of "Legal Proceedings" in Item 3 of this Annual Report on Form 10-K, while it is not possible to predict or determine with certainty the outcome of any legal proceeding, it is our opinion, based on our current knowledge, that we will not experience any material adverse effects on our results of operations, cash flows, or financial condition as a result of any pending or threatened proceeding.

Pension Plans and Other Postretirement Benefits

We use assumptions to record the impact of the pension and postretirement benefit plans in the financial statements. These assumptions include the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, and health-care cost trend rate. A change in any one of these assumptions could cause different results for the plans and therefore, impact our results of operations, cash flows, and financial condition. We develop these assumptions after considering available information that we deem relevant. Information is provided on the pension and postretirement plans in Note 18. In addition, further disclosure of the effect of changes in these assumptions is provided in the "Financial Position and Liquidity" section of Item 7.

Income Taxes

We file United States, foreign, and local income tax returns, under which assumptions may be made to determine the deductibility of certain costs. We make estimates related to the impact of tax positions taken on our financial statements when we believe the tax position is more likely than not to be upheld on audit. We do not provide for income taxes on earnings considered to be indefinitely reinvested abroad.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to many market risk factors, including fluctuations in interest and foreign currency rates, as well as changes in the cost of raw materials. These risk factors may affect our results of operations, cash flows, and financial position.

We manage these risks through regular operating and financing methods, including the use of derivative financial instruments. When we have derivative instruments, they are with major financial institutions and are not for speculative or trading purposes. Also, as part of our financial risk management, we regularly review significant contracts for embedded derivatives and record them in accordance with accounting principles generally accepted in the United States of America.

The following analysis presents the effect on our results of operations, cash flows, and financial position as if the hypothetical changes in market risk factors occurred at December 31, 2013. We analyzed only the potential impacts of our hypothetical assumptions. This analysis does not consider other possible effects that could impact our business.

Interest Rate Risk

At December 31, 2013, we had total long-term debt of $349 million, all of which is at fixed rates. We had no outstanding variable rate debt under our revolving credit facility at December 31, 2013.

We recorded the Goldman Sachs interest rate swap at fair value, which amounted to a liability of $21 million at December 31, 2013. Any change in fair value is recognized immediately in earnings. With other variables held constant, a hypothetical 50 basis point adverse parallel shift in the LIBOR yield curve would have resulted in an increase of approximately $4 million in the liability fair value of the interest rate swap with Goldman Sachs. See Note 15 for further information.

A hypothetical 100 basis point decrease in interest rates, holding all other variables constant, would have resulted in a change of $27 million in fair value of our debt at December 31, 2013.

Foreign Currency Risk

We sell to customers in foreign markets through our foreign subsidiaries, as well as through export sales from the United States. These transactions are often denominated in currencies other than the U.S. Dollar. Our primary currency exposures are the European Union Euro, British Pound Sterling, Japanese Yen, Chinese Renminbi, and Canadian Dollar. We sometimes enter into forward contracts as hedges to minimize the fluctuation of intercompany accounts receivable denominated in foreign currencies. At December 31, 2013, we had no outstanding forward contracts.

Raw Material Price Risk

We utilize a variety of raw materials in the manufacture of our products, including base oil, polyisobutylene, antioxidants, alcohols, solvents, sulfonates, friction modifiers, olefins and copolymers. Our profitability is sensitive to changes in the costs of these materials caused by changes in supply, demand, or other market conditions, over which we have little or no control. In addition, political and economic conditions in certain regions of the world in which we operate have caused and may continue to cause the cost of our raw materials to fluctuate. War, armed hostilities, terrorist acts, civil unrest or other incidents may also cause a sudden or sharp increase in the cost of our raw materials. If we experience such increases in the cost of our raw materials, we may not be able to pass them along to our customers in the form of price increases for our products. The inability to do so would have a negative impact on our operating profit.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NewMarket Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of NewMarket Corporation and its subsidiaries (the "Company") at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report in Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
February 19, 2014

NewMarket Corporation and Subsidiaries

Consolidated Statements of Income

(in thousands, except per-share amounts)	Years Ended December 31, 2013	2012	2011
Net sales	$2,280,355	$2,211,878	$2,138,127
Cost of goods sold	1,627,059	1,581,393	1,586,145
Gross profit	653,296	630,485	551,982
Selling, general, and administrative expenses	164,878	154,207	151,599
Research, development, and testing expenses	136,573	117,845	105,496
Gain on legal settlement, net	0	0	38,656
Operating profit	351,845	358,433	333,543
Interest and financing expenses, net	17,796	8,435	14,151
Loss on early extinguishment of debt	0	9,092	0
Other income (expense), net	7,262	(3,338)	(18,048)
Income from continuing operations before income tax expense	341,311	337,568	301,344
Income tax expense	98,964	100,296	95,887
Income from continuing operations	242,347	237,272	205,457
Discontinued operations:			
Gain on sale of discontinued business, net of tax	21,855	0	0
Income from operations of discontinued business, net of tax	540	2,321	1,450
Net income	$ 264,742	$ 239,593	$ 206,907
Basic earnings per share:			
Income from continuing operations	$ 18.21	$ 17.68	$ 14.99
Income from discontinued operations	1.69	0.17	0.11
Net income	$ 19.90	$ 17.85	$ 15.10
Diluted earnings per share:			
Income from continuing operations	$ 18.21	$ 17.68	$ 14.98
Income from discontinued operations	1.69	0.17	0.11
Net income	$ 19.90	$ 17.85	$ 15.09

See accompanying Notes to Consolidated Financial Statements

NewMarket Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(in thousands)	Years Ended December 31, 2013	2012	2011
Net income	$264,742	$239,593	$206,907
Other comprehensive income (loss):			
Pension plans and other postretirement benefits:			
Prior service (cost) credit arising during the period, net of income tax (benefit) expense of $(367) in 2013 and $(471) in 2012	(605)	(1,570)	0
Amortization of prior service cost (credit) included in net periodic benefit cost, net of income tax expense (benefit) of $65 in 2013, $48 in 2012, and $138 in 2011	97	27	260
Actuarial net gain (loss) arising during the period, net of income tax expense (benefit) of $29,083 in 2013, $(13,290) in 2012, and $(17,052) in 2011	45,932	(22,721)	(27,577)
Amortization of actuarial net (gain) loss included in net periodic benefit cost, net of income tax (benefit) expense of $3,127 in 2013, $2,331 in 2012, and $1,322 in 2011	5,404	4,066	2,423
Settlements and curtailments, net of income tax (benefit) expense of $272 in 2013 and $145 in 2012	785	436	0
Amortization of transition obligation (asset) included in net periodic benefit cost, net of income tax expense (benefit) of $11 in 2013, $14 in 2012, and $13 in 2011	33	39	40
Total pension plans and other postretirement benefits	51,646	(19,723)	(24,854)
Derivative instruments:			
Unrealized gain (loss) on derivative instruments, net of income tax expense (benefit) of $(210) in 2012, and $(1,022) in 2011	0	(330)	(1,605)
Reclassification adjustments for (gains) losses on derivative instruments included in net income, net of income tax (benefit) expense of $2,622 in 2013, $569 in 2012, and $649 in 2011	4,173	893	1,020
Total derivative instruments	4,173	563	(585)
Foreign currency translation adjustments, net of income tax (benefit) expense of $(2,919) in 2013, $(1,007) in 2012, and $(558) in 2011	(5,216)	7,567	163
Marketable securities:			
Unrealized gain (loss) on marketable securities, net of income tax expense (benefit) of $419 in 2012 and $226 in 2011	0	676	364
Reclassification adjustment for (gain) loss on marketable securities included in net income, net of income tax (benefit) expense of $(645) in 2012	0	(1,040)	0
Total marketable securities	0	(364)	364
Other comprehensive income (loss)	50,603	(11,957)	(24,912)
Comprehensive income	$315,345	$227,636	$181,995

See accompanying Notes to Consolidated Financial Statements

NewMarket Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share amounts)	December 31, 2013	December 31, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 238,703	$ 89,129
Trade and other accounts receivable, net	309,847	297,055
Inventories	307,518	322,674
Deferred income taxes	8,267	8,452
Prepaid expenses and other current assets	32,984	18,185
Total current assets	897,319	735,495
Property, plant, and equipment, at cost	985,196	1,070,967
Less accumulated depreciation and amortization	700,160	712,596
Net property, plant, and equipment	285,036	358,371
Prepaid pension cost	55,087	12,710
Deferred income taxes	22,961	55,123
Intangibles (net of amortization) and goodwill	23,319	30,542
Deferred charges and other assets	43,552	72,007
Total assets	$1,327,274	$1,264,248
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 134,132	$ 119,298
Accrued expenses	77,992	79,061
Dividends payable	12,996	0
Income taxes payable	11,419	10,024
Other current liabilities	11,075	8,288
Total current liabilities	247,614	216,671
Long-term debt	349,467	424,407
Other noncurrent liabilities	157,745	220,965
Total liabilities	754,826	862,043
Commitments and contingencies (Note 17)		
Shareholders' equity:		
Common stock and paid-in capital (without par value; authorized shares—80,000,000; issued and outstanding—13,099,356 at December 31, 2013 and 13,417,877 at December 31, 2012)	0	721
Accumulated other comprehensive loss	(60,086)	(110,689)
Retained earnings	632,534	512,173
Total shareholders' equity	572,448	402,205
Total liabilities and shareholders' equity	$1,327,274	$1,264,248

See accompanying Notes to Consolidated Financial Statements

NewMarket Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

(in thousands, except share and per-share amounts)	Common Stock and Paid-in Capital		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance at December 31, 2010	14,034,884	$ 0	$ (73,820)	$ 565,460	$ 491,640
Net income				206,907	206,907
Other comprehensive income (loss)			(24,912)		(24,912)
Ordinary cash dividends ($2.39 per share)				(32,588)	(32,588)
Repurchases of common stock	(659,373)	(3,237)		(91,518)	(94,755)
Stock options exercised	16,000	70			70
Stock option tax benefit		1,102			1,102
Stock-based compensation	13,320	2,129			2,129
Balance at December 31, 2011	13,404,831	64	(98,732)	648,261	549,593
Net income				239,593	239,593
Other comprehensive income (loss)			(11,957)		(11,957)
Ordinary cash dividends ($3.00 per share)				(40,234)	(40,234)
Special cash dividend ($25.00 per share)				(335,447)	(335,447)
Stock-based compensation	13,046	657			657
Balance at December 31, 2012	13,417,877	721	(110,689)	512,173	402,205
Net income				264,742	264,742
Other comprehensive income (loss)			50,603		50,603
Ordinary cash dividends ($3.80 per share)				(50,357)	(50,357)
Repurchases of common stock	(327,600)	(2,013)		(94,024)	(96,037)
Stock-based compensation	9,079	1,292			1,292
Balance at December 31, 2013	13,099,356	$ 0	$ (60,086)	$ 632,534	$ 572,448

See accompanying Notes to Consolidated Financial Statements

NewMarket Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2013	2012	2011
Cash and cash equivalents at beginning of year	$ 89,129	$ 50,370	$ 49,192
Cash flows from operating activities:			
Net income	264,742	239,593	206,907
Adjustments to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	46,144	43,389	43,352
Noncash pension benefits expense	19,407	15,244	13,719
Noncash postretirement benefits expense	3,676	3,611	2,780
Deferred income tax expense (benefit)	1,026	(1,976)	2,375
Gain on sale of discontinued business	(35,770)	0	0
Loss on early extinguishment of debt	0	9,932	0
Gain on legal settlement, net	0	0	(38,656)
Unrealized (gain) loss on derivative instruments, net	(11,550)	663	12,642
Change in assets and liabilities:			
Trade and other accounts receivable, net	(8,606)	(15,027)	(16,225)
Inventories	3,133	(12,945)	(33,154)
Prepaid expenses	(1,897)	5,641	(13,721)
Accounts payable and accrued expenses	5,834	11,369	1,976
Income taxes payable	1,347	(3,281)	(887)
Cash pension benefits contributions	(30,743)	(30,586)	(29,447)
Cash postretirement benefits contributions	(1,740)	(1,845)	(1,929)
Proceeds from legal settlements	5,100	5,050	25,000
Other, net	17,831	3,979	9,866
Cash provided from (used in) operating activities	277,934	272,811	184,598
Cash flows from investing activities:			
Capital expenditures	(58,476)	(38,753)	(53,515)
Proceeds from sale of discontinued business	140,011	0	0
Deposits for interest rate swap	(12,514)	(22,913)	(46,467)
Return of deposits for interest rate swap	24,370	21,260	33,600
Other, net	(4,927)	1,620	(4,574)
Cash provided from (used in) investing activities	88,464	(38,786)	(70,956)
Cash flows from financing activities:			
Net (repayments) borrowings under revolving credit facility	(75,000)	53,000	18,000
Issuance of 4.10% senior notes	0	349,405	0
Repayment of 7.125% senior notes	0	(150,000)	0
Repayment of Foundry Park I mortgage loan	0	(63,544)	(2,731)
Net (repayments) borrowings under lines of credit	(1,135)	(3,641)	6,529
Dividends paid	(50,368)	(375,681)	(32,588)
Debt issuance costs	(1,145)	(6,485)	(3,233)
Repurchases of common stock	(92,195)	0	(98,093)
Other, net	0	0	1,028
Cash provided from (used in) financing activities	(219,843)	(196,946)	(111,088)
Effect of foreign exchange on cash and cash equivalents	3,019	1,680	(1,376)
Increase in cash and cash equivalents	149,574	38,759	1,178
Cash and cash equivalents at end of year	$ 238,703	$ 89,129	$ 50,370

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Consolidation—Our consolidated financial statements include the accounts of NewMarket Corporation and its subsidiaries. All intercompany transactions are eliminated upon consolidation. References to "we," "us," "our," and "NewMarket" are to NewMarket Corporation and its consolidated subsidiaries, unless the context indicates otherwise.

NewMarket is the parent company of three operating companies, each managing its own assets and liabilities. Those companies are Afton, which focuses on petroleum additive products; Ethyl, representing certain manufacturing operations and the TEL business; and NewMarket Development, which manages the property and improvements that we own in Richmond, Virginia. NewMarket is also the parent company of NewMarket Services, which provides various administrative services to NewMarket, Afton, Ethyl, and NewMarket Development.

Certain reclassifications have been made to the accompanying consolidated financial statements and the related notes to conform to the current presentation.

Foreign Currency Translation—We translate the balance sheets of our foreign subsidiaries into U.S. Dollars based on the current exchange rate at the end of each period. We translate the statements of income using the weighted-average exchange rates for the period. NewMarket includes translation adjustments in the Consolidated Balance Sheets as part of accumulated other comprehensive loss and transaction adjustments in the Consolidated Statements of Income as part of cost of goods sold.

Revenue Recognition—Our policy is to recognize revenue from the sale of products when title and risk of loss have transferred to the buyer, the price is fixed and determinable, and collectability is reasonably assured. Revenues are reported at the gross amount billed, including amounts related to shipping that are charged to the customer. Provisions for rebates to customers are recorded in the same period that the related sales are recorded. Freight costs incurred on the delivery of product are included in the Consolidated Statements of Income in cost of goods sold. Our standard terms of delivery are included in our contracts, sales order confirmation documents, and invoices. Taxes assessed by a governmental authority and concurrent with sales to our customers, including sales, use, value-added, and revenue-related excises taxes, are not included as revenue, but are reflected in accrued expenses until remitted to the appropriate governmental authority.

We recognized rental revenue on a straight-line basis over the lease term. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms was recorded in deferred charges and other assets on our Consolidated Balance Sheets. Rental revenue is reflected as a component of income from operations of discontinued business, net of tax.

Cash and Cash Equivalents—Our cash equivalents consist of government obligations and commercial paper with original maturities of 90 days or less. Throughout the year, we have cash balances in excess of federally insured amounts on deposit with various financial institutions. We state cash and cash equivalents at cost, which approximates fair value.

Accounts Receivable—We record our accounts receivable at net realizable value. We maintain an allowance for doubtful accounts for estimated losses resulting from our customers not making required payments. We determine the adequacy of the allowance by periodically evaluating each customer's receivable balance, considering our customers' financial condition and credit history, and considering current economic conditions. The allowance for doubtful accounts was not material at December 31, 2013 or December 31, 2012.

Inventories—NewMarket values its U.S. petroleum additives and TEL inventories at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis. In all other countries, we use the weighted-average method. Inventory cost includes raw materials, direct labor, and manufacturing overhead.

Notes to Consolidated Financial Statements

Property, Plant, and Equipment—We state property, plant, and equipment at cost and compute depreciation by the straight-line method based on the estimated useful lives of the assets. We capitalize expenditures for significant improvements that extend the useful life of the related property. We expense repairs and maintenance, including plant turnaround costs, as incurred. When property is sold or retired, we remove the cost and accumulated depreciation from the accounts and any related gain or loss is included in earnings.

Our policy on capital leases is to record the asset at the lower of fair value at lease inception or the present value of the total minimum lease payments. We compute amortization by the straight-line method over the lesser of the estimated economic life of the asset or the term of the lease.

Real Estate Development and Construction Costs—We capitalize in property, plant, and equipment the costs associated with real estate development projects, including the cost of land, as well as development and construction costs. We also capitalize interest costs associated with the project. Upon completion of the project, the accumulated depreciable costs are recognized in the Consolidated Statements of Income over the estimated useful life of the asset.

Intangibles (Net of Amortization) and Goodwill—Identifiable intangibles include the cost of acquired contracts, formulas and technology, trademarks and trade names, and customer bases. We assign a value to identifiable intangibles based on independent third-party appraisals and management's assessment at the time of acquisition. NewMarket amortizes the cost of the customer bases by an accelerated method and the cost of the remaining identifiable intangibles by the straight-line method over the estimated economic life of the intangible.

Goodwill arises from the excess of cost over net assets of businesses acquired. Goodwill represents the residual purchase price after allocation to all identifiable net assets. We test goodwill for impairment each year and whenever a significant event or circumstance occurs which could reduce the fair value of the reporting unit to which the goodwill applies below the carrying amount of the reporting unit.

Impairment of Long-Lived Assets—When significant events or circumstances occur that might impair the value of long-lived assets, we evaluate recoverability of the recorded cost of these assets. Assets are considered to be impaired if their carrying amount is not recoverable from the estimated undiscounted future cash flows associated with the assets. If we determine an asset is impaired and its recorded cost is higher than estimated fair market value based on the estimated present value of future cash flows, we adjust the asset to estimated fair market value.

Asset Retirement Obligations—Asset retirement obligations, including costs associated with the retirement of tangible long-lived assets, are recorded at the fair value of the liability for an asset retirement obligation when incurred instead of ratably over the life of the asset. The asset retirement costs must be capitalized as part of the carrying amount of the long-lived asset. If the liability is settled for an amount other than the recorded balance, we recognize either a gain or loss at settlement. Asset retirement obligations are not material to our financial position, results of operations, or cash flows for the periods presented in these financial statements.

Environmental Costs—NewMarket capitalizes environmental compliance costs if they extend the useful life of the related property or prevent future contamination. Environmental compliance costs also include maintenance and operation of pollution prevention and control facilities. We expense these compliance costs in cost of goods sold as incurred.

Accrued environmental remediation and monitoring costs relate to an existing condition caused by past operations. NewMarket accrues these costs in current operations within cost of goods sold in the Consolidated Statements of Income when it is probable that we have incurred a liability and the amount can be reasonably estimated. These estimates are based on an assessment of the site, available clean-up methods, and prior experience in handling remediation.

When we can reliably determine the amount and timing of future cash flows, we discount these liabilities, incorporating an inflation factor.

Legal Costs—We expense legal costs in the period incurred.

Employee Savings Plan—Most of our full-time salaried and hourly employees may participate in defined contribution savings plans. Employees who are covered by collective bargaining agreements may also participate in a savings plan according to the terms of their bargaining agreements. Employees, as well as NewMarket, contribute to the plans. We made contributions of $5 million in 2013, $5 million in 2012, and $4 million in 2011 related to these plans.

Research, Development, and Testing Expenses—NewMarket expenses all research, development, and testing costs as incurred. Of the total research, development, and testing expenses, those related to new products and processes were $59 million in 2013, $55 million in 2012, and $51 million in 2011.

Income Taxes—We recognize deferred income taxes for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities. We also adjust for changes in tax rates and laws at the time the changes are enacted. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. We recognize accrued interest and penalties associated with uncertain tax positions as part of income tax expense on our Consolidated Statements of Income.

We generally provide for additional U.S. taxes that would be incurred if a foreign subsidiary returns its earnings in cash to the United States. Undistributed earnings of certain foreign subsidiaries for which U.S. taxes have not been provided totaled approximately $301 million at December 31, 2013, $239 million at December 31, 2012, and $177 million at December 31, 2011. Deferred income taxes have not been provided on these earnings since we expect them to be indefinitely reinvested abroad. Accordingly, no provision has been made for taxes that may be payable on the remittance of these earnings. The determination of the amount of such unrecognized deferred tax liability is not practicable.

Derivative Financial Instruments and Hedging Activities—We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting. We do not enter into derivative instruments for speculative purposes.

Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation.

Stock-based Compensation—The value of stock awards is measured based on the closing price of our common stock on the date of grant, adjusted for provisions specific to a particular award. We recognize stock-based compensation expense on a straight-line basis over the requisite service period.

Investments—We classify current marketable securities as "available for sale" and record them at fair value with the unrealized gains or losses, net of tax, included as a component of shareholders' equity in accumulated other comprehensive loss. The fair value is determined based on quoted market prices.

When a decline in the fair value of a marketable security is considered other than temporary, we write down the investment to estimated fair market value with a corresponding charge to earnings.

Estimates and Risks Due to Concentration of Business—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In addition, our financial results can be influenced by certain risk factors. Some of our significant concentrations of risk include the following:

- reliance on a small number of significant customers;
- customers concentrated in the fuel and lubricant industries; and
- production of several of our products solely at one facility.

2. Discontinued Operations

On July 2, 2013, Foundry Park I completed the sale of its real estate assets for $144 million in cash, which comprised our entire real estate development segment. The operations of the real estate development segment for all periods presented are reported in income from operations of discontinued business, net of tax in the Consolidated Statements of Income. We recognized a gain of $36 million ($22 million after tax) in 2013 related to this transaction.

The components of income from operations of discontinued business, net of tax were as follows:

	Years Ended December 31,		
(in thousands)	2013	2012	2011
Rental revenue	$5,747	$11,431	$11,431
Cost of rental	2,136	4,386	4,386
Interest, financing, and other expenses, net	2,728	2,382	4,672
Loss on early extinguishment of debt	0	840	0
Income before income tax expense	883	3,823	2,373
Income tax expense	343	1,502	923
Income from operations of discontinued business, net of tax	$ 540	$ 2,321	$ 1,450

Interest, financing, and other expenses, net include only amounts directly related to the Foundry Park I mortgage loan and related interest rate swap. See Note 15 for further information. Other interest and financing expenses have not been allocated to discontinued operations. The Consolidated Statements of Cash Flows summarize the activity of discontinued operations and continuing operations together.

3. Earnings Per Share

For the years ended December 31, 2013 and December 31, 2012, we had 20,270 shares and 11,940 shares, respectively, of nonvested restricted stock that were excluded from the calculation of diluted earnings per share as their effect on earnings per share would be anti-dilutive. We had no anti-dilutive options or stock-based compensation awards that were excluded from the calculation of diluted earnings per share for 2011.

The nonvested restricted stock is considered a participating security since the stock contains nonforfeitable rights to dividends. As such, we use the two-class method to compute basic and diluted earnings per share. The following table illustrates the earnings allocation method utilized in the calculation of basic and diluted earnings per share from continuing operations.

(in thousands, except per-share amounts)	Years Ended December 31, 2013	2012	2011
Earnings per share from continuing operations numerator:			
Income from continuing operations attributable to common shareholders before allocation of earnings to participating securities	$242,347	$237,272	$205,457
Income from continuing operations allocated to participating securities	339	316	0
Income from continuing operations attributable to common shareholders after allocation of earnings to participating securities	$242,008	$236,956	$205,457
Earnings per share from continuing operations denominator:			
Weighted-average number of shares of common stock outstanding	13,286	13,405	13,707
Dilutive effect of unexercised stock options	0	0	5
Total shares	13,286	13,405	13,712
Basic earnings per share from continuing operations	$ 18.21	$ 17.68	$ 14.99
Diluted earnings per share from continuing operations	$ 18.21	$ 17.68	$ 14.98

4. Supplemental Cash Flow Information

(in thousands)	Years Ended December 31, 2013	2012	2011
Cash paid during the year for			
Interest and financing expenses (net of capitalization)	$17,172	$ 9,612	$17,329
Income taxes	96,273	99,956	96,919

5. Trade and Other Accounts Receivable, Net

(in thousands)	December 31, 2013	2012
Trade receivables	$286,737	$261,492
Income tax receivables	2,466	18,824
Other	20,644	16,739
	$309,847	$297,055

6. Inventories

(in thousands)	December 31, 2013	December 31, 2012
Finished goods and work-in-process	$257,446	$265,017
Raw materials	41,799	48,881
Stores, supplies, and other	8,273	8,776
	$307,518	$322,674

Our U.S. inventories, which are stated on the LIFO basis, amounted to $109 million at December 31, 2013, which was below replacement cost by approximately $56 million. At December 31, 2012, LIFO basis inventories were $111 million, which was approximately $58 million below replacement cost.

Our foreign inventories amounted to $192 million at December 31, 2013 and $205 million at December 31, 2012.

The reserves for obsolete and slow-moving inventory included in the table above were not material at December 31, 2013 and December 31, 2012.

7. Prepaid Expenses and Other Current Assets

(in thousands)	December 31, 2013	December 31, 2012
Income taxes on intercompany profit	$13,812	$12,507
Dividend funding	12,996	0
Other	6,176	5,678
	$32,984	$18,185

8. Property, Plant, and Equipment, at Cost

(in thousands)	December 31, 2013	December 31, 2012
Land	$ 41,891	$ 42,713
Land improvements	31,980	31,452
Leasehold improvements	1,134	1,148
Buildings	138,823	191,866
Machinery and equipment	740,003	772,256
Construction in progress	31,365	31,532
	$985,196	$1,070,967

We depreciate the cost of property, plant, and equipment by the straight-line method and primarily over the following useful lives:

Land improvements	5 - 30 years
Buildings	10 - 50 years
Machinery and equipment	3 - 15 years

At December 31, 2012, assets held for lease and reflected in the table above included $3 million of land, $2 million of land improvements, $66 million of buildings, and $38 million of machinery and equipment. Accumulated depreciation on these assets was $11 million at December 31, 2012. All of these assets represented the assets of Foundry Park I, which were sold in 2013. Refer to Note 2 for further information. Depreciation expense was $35 million in 2013, $34 million in 2012, and $33 million in 2011.

9. Intangibles (Net of Amortization) and Goodwill

	December 31,			
	2013		2012	
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets				
Formulas and technology	$ 88,917	$77,217	$ 91,662	$74,762
Contracts	7,127	5,528	9,593	6,734
Customer bases	7,012	2,918	7,021	2,400
Trademarks and trade names	1,591	610	1,586	426
Goodwill	4,945		5,002	
	$109,592	$86,273	$114,864	$84,322
Aggregate amortization expense		$ 7,194		$ 7,433

Aggregate amortization expense was $9 million in 2011. The change in the goodwill amount between 2012 and 2013 is due to foreign currency fluctuations. All of the intangibles relate to the petroleum additives segment. There is no accumulated goodwill impairment.

Estimated annual amortization expense related to our intangible assets for the next five years is expected to be (in thousands):

2014	$6,163
2015	5,790
2016	1,910
2017	746
2018	715

We amortize contracts over 1.5 to 10 years; customer bases over 20 years; formulas and technology over 5 to 20 years; and trademarks and trade names over 10 years.

10. Deferred Charges and Other Assets

	December 31,	
(in thousands)	2013	2012
Interest rate swap deposits	$25,839	$37,694
Deferred financing costs, net of amortization	7,390	8,560
Asbestos insurance receivables	5,596	6,498
Other	4,727	19,255
	$43,552	$72,007

See Note 12 for further information on our long-term debt and Note 15 for further information on interest rate swaps.

11. Accrued Expenses

(in thousands)	December 31, 2013	December 31, 2012
Employee benefits, payroll, and related taxes	$28,779	$28,659
Customer rebates	20,517	21,881
Taxes other than income and payroll	3,929	4,517
Repurchase of NewMarket Corporation common stock	3,842	0
Other	20,925	24,004
	$77,992	$79,061

12. Long-term Debt

(in thousands)	December 31, 2013	December 31, 2012
Senior notes - 4.10% due 2022	$349,467	$349,407
Revolving credit facility	0	75,000
	$349,467	$424,407

4.10% Senior Notes - In 2012, we issued $350 million aggregate principal amount of 4.10% senior notes due 2022 at an issue price of 99.83%. The 4.10% senior notes are our senior unsecured obligations and are jointly and severally guaranteed on a senior unsecured basis by all existing and future domestic subsidiaries that also guarantee our obligations under the revolving credit facility or any of our other indebtedness. We incurred financing costs in 2012 and 2013 totaling approximately $5 million related to the 4.10% senior notes, which are being amortized over the term of the agreement.

The 4.10% senior notes and the subsidiary guarantees rank:

- equal in right of payment with all of our and the guarantors' existing and future senior unsecured indebtedness; and
- senior in right of payment to any of our and the guarantors' future subordinated indebtedness.

The indenture governing the 4.10% senior notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

- create or permit to exist liens;
- enter into sale-leaseback transactions;
- incur additional guarantees; and
- sell all or substantially all of our assets or consolidate or merge with or into other companies.

We were in compliance with all covenants under the indenture governing the 4.10% senior notes as of December 31, 2013 and December 31, 2012.

During March 2013, we registered these 4.10% senior notes under the Securities Act of 1933. All previously unregistered 4.10% senior notes that were outstanding at December 31, 2012 have been exchanged for an equal aggregate principal amount of registered 4.10% senior notes.

Revolving Credit Facility – In 2012, we entered into a Credit Agreement with a term of five years. The Credit Agreement provides for a $650 million, multicurrency revolving credit facility, with a $100 million sublimit for multicurrency borrowings, a $100 million sublimit for letters of credit, and a $20 million sublimit for swingline loans. The Credit Agreement includes an expansion feature which allows us, subject to certain conditions, to request an increase to the aggregate amount of the revolving credit facility or obtain incremental term loans in an amount up to $150 million.

The obligations under the Credit Agreement are unsecured and are fully guaranteed by NewMarket and the subsidiary guarantors. The revolving credit facility matures on March 14, 2017.

Borrowings made under the revolving credit facility bear interest at an annual rate equal to, at our election, either (1) the ABR plus the Applicable Rate (solely in the case of loans denominated in U.S. dollars to NewMarket) or (2) the Adjusted LIBO Rate plus the Applicable Rate. ABR is the greatest of (i) the rate of interest publicly announced by the Administrative Agent as its prime rate, (ii) the federal funds effective rate plus 0.5%, or (iii) the Adjusted LIBO Rate for a one month interest period plus 1%. The Adjusted LIBO Rate means the rate at which Agreed Currencies in the London interbank market for certain periods (as selected by NewMarket) are quoted, as adjusted for statutory reserve requirements. Depending on our consolidated Leverage Ratio, the Applicable Rate ranges from 0.50% to 1.00% for loans bearing interest based on the ABR and from 1.50% to 2.00% for loans bearing interest based on the Adjusted LIBO Rate. At December 31, 2013, the Applicable Rate was 0.50% for loans bearing interest based on the ABR and 1.50% for loans bearing interest based on the Adjusted LIBO Rate.

The Credit Agreement contains financial covenants that require NewMarket to maintain a consolidated Leverage Ratio (as defined in the Credit Agreement) of no more than 3.00 to 1.00 and a consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of no less than 3.00 to 1.00, calculated on a rolling four quarter basis, as of the end of each fiscal quarter ending on and after March 31, 2012. We were in compliance with all covenants under the revolving credit facility at December 31, 2013 and December 31, 2012.

The following table provides information related to the unused portion of our revolving credit facility in effect at December 31, 2013 and December 31, 2012:

	December 31,	
(in millions)	2013	2012
Maximum borrowing capacity under the revolving credit facility	$650	$650
Outstanding borrowings under the revolving credit facility	0	75
Outstanding letters of credit	3	3
Unused portion of revolving credit facility	$647	$572

The average interest rate for borrowings under our revolving credit facilities was 2.2% during 2013 and 1.8% during 2012.

None of our outstanding borrowings at December 31, 2013 are due in the next five years.

13. Other Noncurrent Liabilities

	December 31,	
(in thousands)	2013	2012
Employee benefits	$ 90,088	$140,501
Interest rate swaps	18,941	30,508
Environmental remediation	15,337	16,869
Asbestos litigation reserve	10,106	9,453
Other	23,273	23,634
	$157,745	$220,965

The decrease in employee benefits primarily reflects the improvement in the funded status of our pension and postretirement plans resulting from higher discount rates, as well as favorable market performance. See Note 18 for further information on these employee benefit plans. Environmental remediation includes our asset retirement obligations. Further information on the interest rate swaps is in Note 15.

14. Stock-based Compensation

The 2004 Incentive Compensation and Stock Plan (the Plan) was approved on May 24, 2004. Any employee of our company or an affiliate or a person who is a member of our Board of Directors or the board of directors of an affiliate is eligible to participate in the Plan if the Compensation Committee of the Board of Directors (the Administrator), in its sole discretion, determines that such person has contributed significantly or can be expected to contribute significantly to the profits or growth of our company or its affiliates (each, a participant). Under the terms of the Plan, we may grant participants stock awards, incentive awards, or options (which may be either incentive stock options or nonqualified stock options), or stock appreciation rights (SARs), which may be granted with a related option. Stock options entitle the participant to purchase a specified number of shares of our common stock at a price that is fixed by the Administrator at the time the option is granted; provided, however, that the price cannot be less than the shares' fair market value on the date of grant. The maximum period in which an option may be exercised is fixed by the Administrator at the time the option is granted but, in the case of an incentive stock option, cannot exceed ten years. No participant may be granted or awarded, in any calendar year, shares, options, or SARs covering more than 200,000 shares of our common stock in the aggregate. For purposes of this limitation and the individual limitation on the grant of options, an option and corresponding SAR are treated as a single award.

The maximum aggregate number of shares of our common stock that may be issued under the Plan is 1,500,000. At December 31, 2013, 1,429,078 shares were available for grant.

During 2013, 9,534 shares of our common stock were issued under the Plan. Of those shares, 8,850 were issued to employees as restricted stock subject to a three-year vesting period and 684 shares were issued to six of our non-employee directors and vested immediately.

We calculate fair value based on the closing price of our common stock on the date of grant. As award recipients are entitled to receive dividends during the vesting period, we made no adjustment to the fair value of the award for dividends.

A summary of activity during 2013 related to NewMarket's restricted stock awards is presented below in whole shares:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested restricted stock awards at January 1, 2013	11,940	$246.93
Granted in 2013	8,850	314.19
Vested in 2013	65	246.93
Forfeited in 2013	455	252.10
Nonvested restricted stock awards at December 31, 2013	20,270	276.18

We recognized compensation expense of $1 million in 2013, $400 thousand in 2012, and $3 million in 2011 related to restricted stock awards. At December 31, 2013, total unrecognized compensation expense related to nonvested restricted stock awards was $4 million, which is expected to be recognized over a period of 2.2 years.

15. Derivatives and Hedging Activities

We are exposed to certain risks arising from both our business operations and economic conditions. We primarily manage our exposures to a wide variety of business and operational risks through management of our core business activities.

We manage certain economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding, as well as through the use of derivative financial instruments. Specifically, we have entered into interest rate swaps to manage our exposure to interest rate movements.

Our foreign operations expose us to fluctuations of foreign exchange rates. These fluctuations may impact the value of our cash receipts and payments as compared to our reporting currency, the U.S. Dollar. To manage this exposure, we sometimes enter into foreign currency forward contracts to minimize currency exposure due to cash flows from foreign operations. There were no such contracts outstanding at December 31, 2013 or December 31, 2012.

Cash Flow Hedge of Interest Rate Risk

In January 2010, we entered into an interest rate swap to manage our exposure to interest rate movements on the Foundry Park I mortgage loan and to reduce variability in interest expense. This mortgage loan interest rate swap terminated with the payoff of the mortgage loan on May 1, 2012. We also had an interest rate swap to manage our exposure to interest rate movements on the Foundry Park I construction loan and to add stability to capitalized interest expense. The Foundry Park I construction loan interest rate swap matured on January 1, 2010. Both interest rate swaps were designated and qualified as cash flow hedges. As such, the effective portion of changes in the fair value of the swaps was recorded in accumulated other comprehensive loss and was subsequently reclassified into earnings in the period that the hedged forecasted transaction affected earnings. Any ineffective portion of changes in the fair value of the swap was recognized immediately in earnings. Due to the sale of the real estate assets of Foundry Park I in July 2013, the amounts in accumulated other comprehensive loss for both interest rate swaps were completely recognized in the Consolidated Statements of Income in 2013.

Non-designated Hedges

On June 25, 2009, we entered into an interest rate swap with Goldman Sachs in the notional amount of $97 million and with a maturity date of January 19, 2022 (Goldman Sachs interest rate swap). NewMarket entered into the Goldman Sachs interest rate swap in connection with the termination of a loan application and related rate lock agreement between Foundry Park I and Principal Commercial Funding II, LLC (Principal). When the rate lock agreement was originally executed in 2007, Principal simultaneously entered into an interest rate swap with a third party to hedge Principal's exposure to fluctuation in the ten-year United States Treasury Bond rate. Upon the termination of the rate lock agreement on June 25, 2009, Goldman Sachs both assumed Principal's position with the third party and entered into an offsetting interest rate swap with NewMarket. Under the terms of this interest rate swap, NewMarket is making fixed rate payments at 5.3075% and Goldman Sachs makes variable rate payments based on three-month LIBOR. We have collateralized this exposure through cash deposits posted with Goldman Sachs amounting to $26 million at December 31, 2013 and $38 million at December 31, 2012.

We have made an accounting policy election to not offset derivative fair value amounts with the fair value amounts for the right to reclaim cash collateral under our master netting arrangement. We do not use hedge accounting for the Goldman Sachs interest rate swap, and therefore, immediately recognize any change in the fair value of this derivative financial instrument directly in earnings.

*****

The table below presents the fair value of our derivative financial instruments, as well as their classification on the Consolidated Balance Sheets as of December 31, 2013 and December 31, 2012.

	Liability Derivatives			
	December 31, 2013		**December 31, 2012**	
(in thousands)	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives Not Designated as Hedging Instruments				
Goldman Sachs interest rate swap	Accrued expenses and Other noncurrent liabilities	$21,211	Accrued expenses and Other noncurrent liabilities	$32,761

The tables below present the effect of our derivative financial instruments on the Consolidated Statements of Income.

Effect of Derivative Instruments on the Consolidated Statements of Income
Designated Cash Flow Hedges
(in thousands)

Derivatives in Cash Flow Hedging Relationship	**Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)**			**Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**	**Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**		
	Years Ended December 31,				**Years Ended December 31,**		
	2013	**2012**	**2011**		**2013**	**2012**	**2011**
Mortgage loan interest rate swap	$0	$(540)	$(2,627)	Discontinued operations	$(2,727)	$(1,376)	$(1,584)
Construction loan interest rate swap	$0	$ 0	$ 0	Discontinued operations	$(4,068)	$ (86)	$ (85)

Of the amounts in discontinued operations reflected in the table above, $4 million from the construction loan was recorded as a component of the gain on sale of discontinued business. The remaining amounts are recorded as a component of income from operations of discontinued business. There was no gain or loss recognized in the Consolidated Statements of Income in 2013, 2012, or 2011 due to ineffectiveness.

Effect of Derivative Instruments on the Consolidated Statements of Income
Not Designated Derivatives
(in thousands)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives Years Ended December 31,		
		2013	2012	2011
Goldman Sachs interest rate swap	Other income (expense), net	$6,690	$(5,346)	$(17,516)

Credit-risk Related Contingent Features

The agreement we have with our current derivative counterparty contains a provision where we could be declared in default on our derivative obligation if repayment of indebtedness is accelerated by our lender(s) due to our default on the indebtedness.

As of December 31, 2013, the fair value of the derivative in a net liability position related to this agreement, which includes accrued interest but excludes any adjustment for nonperformance risk, was $21 million. We have minimum collateral posting thresholds with the counterparty and have posted cash collateral of $26 million as of December 31, 2013. If required, we could have settled our obligations under the agreement at the termination value of $21 million at December 31, 2013.

16. Fair Value Measurements

The following table provides information on assets and liabilities measured at fair value on a recurring basis. No material events occurred during 2013 requiring adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

(in thousands)	Carrying Amount in Consolidated Balance Sheets	Fair Value	Fair Value Measurements Using Level 1	Level 2	Level 3
	December 31, 2013				
Cash and cash equivalents	$238,703	$238,703	$238,703	$ 0	$0
Cash deposit for collateralized interest rate swap	25,839	25,839	25,839	0	0
Interest rate swap liability	21,211	21,211	0	21,211	0
	December 31, 2012				
Cash and cash equivalents	$ 89,129	$ 89,129	$ 89,129	$ 0	$0
Cash deposit for collateralized interest rate swap	37,694	37,694	37,694	0	0
Interest rate swap liability	32,761	32,761	0	32,761	0

We determine the fair value of the derivative instrument shown in the table above by using widely-accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each instrument. The analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

The fair value of the interest rate swap is determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observable market interest rate curves. In determining the fair value measurements, we incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the counterparties' nonperformance risk.

Although we have determined that the majority of the inputs used to value our derivative falls within Level 2 of the fair value hierarchy, the credit valuation adjustment associated with the derivative utilizes Level 3 inputs. These Level 3 inputs include estimates of current credit spreads to evaluate the likelihood of default by both us and the counterparties to the derivative. As of December 31, 2013 and December 31, 2012, we have assessed the significance of the impact of the credit valuation adjustment on the overall valuation of our derivative and have determined that the credit valuation adjustment is not significant to the overall valuation of the derivative. Accordingly, we have determined that our derivative valuation should be classified in Level 2 of the fair value hierarchy.

We have made an accounting policy election to measure credit risk of any derivative financial instruments subject to master netting agreements on a net basis by counterparty portfolio.

Long-term debt—We record the value of our long-term debt at historical cost. The estimated fair value of our long-term debt is shown in the table below and is based primarily on estimated current rates available to us for debt of the same remaining duration and adjusted for nonperformance risk and credit risk. The estimated fair value is determined by the market standard practice of modeling the contractual cash flows required under the debt instrument and discounting the cash flows back to present value at the appropriate credit-risk adjusted market interest rates. For floating rate debt obligations, we use forward rates, derived from observable market yield curves, to project the expected cash flows we will be required to make under the debt instrument. We then discount those cash flows back to present value at the appropriate credit-risk adjusted market interest rates. The fair value is categorized as Level 2.

	December 31, 2013		December 31, 2012	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$349,467	$345,283	$424,407	$432,395

17. Contractual Commitments and Contingencies

Contractual Commitments—NewMarket has operating lease agreements primarily for office space, transportation equipment, and storage facilities. Rental expense was $27 million in 2013, $25 million in 2012, and $24 million in 2011.

Future lease payments for all noncancelable operating leases as of December 31, 2013 are (in millions):

2014	$12
2015	9
2016	7
2017	4
2018	2
After 2018	9

We have contractual obligations for the construction of assets, as well as purchases of property and equipment of approximately $7 million at December 31, 2013.

Raw Material Purchase Obligations—We have raw material purchase obligations over the next five years amounting to approximately $271 million at December 31, 2013 for agreements to purchase goods or services that are enforceable, legally binding, and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Raw material purchase obligations exclude agreements that are cancelable without penalty. Purchase orders made in the ordinary course of business are excluded from this amount. Any amounts for which we are liable under purchase orders are reflected in our Consolidated Balance Sheets as accounts payable or accrued expenses.

Litigation—We are involved in legal proceedings that are incidental to our business and include administrative or judicial actions seeking remediation under environmental laws, such as Superfund. Some of these legal proceedings relate to environmental matters and involve governmental authorities. For further information see "Environmental" below and Item 1 of this Form 10-K.

While it is not possible to predict or determine with certainty the outcome of any legal proceeding, we believe the outcome of any of these proceedings, or all of them combined, will not result in a material adverse effect on our consolidated results of operations, financial condition, or cash flows.

As we previously disclosed, the United States Department of Justice has advised us that it is conducting a review of certain of our foreign business activities in relation to compliance with relevant U.S. economic sanctions programs and anti-corruption laws, as well as certain historical conduct in the domestic U.S. market, and has requested certain information in connection with such review. We are cooperating with the investigation. In connection with such cooperation, we have voluntarily agreed to provide certain information and are conducting an internal review for that purpose.

Asbestos

We are a defendant in personal injury lawsuits involving exposure to asbestos. These cases involve exposure to asbestos in premises owned or operated, or formerly owned or operated, by subsidiaries of NewMarket. We have never manufactured, sold, or distributed products that contain asbestos. Nearly all of these cases are pending in Texas, Louisiana, or Illinois and involve multiple defendants. We maintain an accrual for these proceedings, as well as a receivable for expected insurance recoveries.

The accrual for our premises asbestos liability related to currently asserted claims is based on the following assumptions and factors:

- We are often one of many defendants. This factor influences both the number of claims settled against us and the indemnity cost associated with such resolutions.
- The estimated percent of claimants in each case that will actually, after discovery, make a claim against us, out of the total number of claimants in a case, is based on a level consistent with past experience and current trends.
- We utilize average comparable plaintiff cost history as the basis for estimating pending premises asbestos related claims. These claims are filed by both former contractors' employees and former employees who worked at past and present company locations. We also include an estimated inflation factor in the calculation.
- No estimate is made for unasserted claims.
- The estimated recoveries from insurance and Albemarle Corporation (a former operation of our company) for these cases are based on, and are consistent with, the 2005 settlement agreements with Travelers Indemnity Company.

Based on the above assumptions, we have provided an undiscounted liability related to premises asbestos claims of $12 million at December 31, 2013 and $11 million December 31, 2012. The liabilities related to asbestos claims are included in accrued expenses (current portion) and other noncurrent liabilities on the Consolidated Balance Sheets. Certain of these costs are recoverable through our insurance coverage and an agreement with Albemarle Corporation. The receivable for these recoveries related to premises asbestos liabilities was $6 million at December 31, 2013 and $8 million at December 31, 2012. These receivables are included in trade and other accounts receivable, net on the Consolidated Balance Sheets for the current portion. The noncurrent portion is included in deferred charges and other assets.

Environmental—We are involved in environmental proceedings and potential proceedings relating to soil and groundwater contamination, disposal of hazardous waste, and other environmental matters at several of our current or former facilities, or at third-party sites where we have been designated as a potentially responsible party (PRP). We accrue for environmental remediation and monitoring activities for which costs can be reasonably estimated and are probable. These estimates are based on an assessment of the site, available clean-up methods, and prior experience in handling remediation. Recorded liabilities are discounted to present value (including an inflation factor in the estimate) only if we can reliably determine the amount and timing of future cash payments. While we believe we are currently adequately accrued for known environmental issues, it is possible that unexpected future costs could have a significant impact on our financial position, results of operations, and cash flows. Our total accruals for environmental remediation, dismantling, and decontamination were approximately $18 million at December 31, 2013 and $20 million at December 31, 2012.

Our more significant environmental sites include a former TEL plant site in Louisiana (the Louisiana site) and a former Houston, Texas plant site (the Texas site). Together, the amounts accrued on a discounted basis related to these sites represent approximately $11 million at December 31, 2013 and $12 million at December 31, 2012 of the total accrual above, using discount rates ranging from 3% to 9%. Of the total accrued for these two sites, the amount related to remediation of groundwater and soil was $5 million for the Louisiana site and $6 million for the Texas site at December 31, 2013. The accrual for remediation of groundwater and soil at these two sites at December 31, 2012 was $6 million for the Louisiana site and $6 million for the Texas site. The aggregate undiscounted amount for these sites was $16 million at both December 31, 2013 and December 31, 2012.

We spent $19 million in 2013, $18 million in 2012, and $19 million in 2011 for ongoing environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures.

In 2000, the EPA named us as a PRP under Superfund law for the clean-up of soil and groundwater contamination at the five grouped disposal sites known as "Sauget Area 2 Sites" in Sauget, Illinois. Without admitting any fact, responsibility, fault, or liability in connection with this site, we are participating with other PRPs in site investigations and feasibility studies. The Sauget Area 2 Sites PRPs received notice of approval from the EPA of the Remedial Investigation report on February 27, 2009, notice of approval of the October 2009 Human Health Risk Assessment on December 17, 2009, and approval of the Feasibility Study report on April 3, 2013. Finally, in December 2013, the EPA issued its Record of Decision confirming its remedies for the selected Sauget Area 2 sites. We have accrued our estimated proportional share of the remedial costs and expenses addressed in the Record of Decision. We do not believe there is any additional information available as a basis for revision of the liability that we have established at December 31, 2013. The amount accrued for this site is not material.

Guarantees—We have agreements with several financial institutions that provide guarantees for certain business activities of our subsidiaries, including performance, insurance, credit, lease, and customs and excise guarantees. The parent company provides guarantees of the subsidiaries' performance under these agreements and also provides a guarantee for repayment of a line of credit for a subsidiary in China. Guarantees outstanding under all of these agreements at December 31, 2013 are $11 million. Certain of these guarantees are secured by letters of credit, all of which were issued under the $100 million letter of credit sub-facility of our revolving credit facility. The maximum potential amount of future payments under all other guarantees not secured by letters of credit at December 31, 2013 is $24 million. Expiration dates of the letters of credit and certain guarantees range from 2013 to 2024. Some of the guarantees have no expiration date. We renew letters of credit as necessary.

18. Pension Plans and Other Postretirement Benefits

NewMarket uses a December 31 measurement date for all of our plans.

U.S. Retirement Plans

NewMarket sponsors four pension plans for all full-time U.S. employees that offer a benefit based primarily on years of service and compensation. Employees do not contribute to these pension plans. The plans are as follows:

- Salaried employees pension plan;
- Afton pension plan for union employees (the Sauget plan);
- Ethyl retirement income plan for union employees in Houston, Texas (the Houston plan); and
- Afton Chemical Additives pension plan for union employees in Port Arthur, Texas (the Port Arthur plan).

In addition, we offer an unfunded, nonqualified supplemental pension plan. This plan restores the pension benefits from our regular pension plans that would have been payable to designated participants if it were not for limitations imposed by U.S. federal income tax regulations.

We also provide postretirement health care benefits and life insurance to eligible retired employees. NewMarket pays the premium for the insurance contract that holds plan assets for retiree life insurance benefits.

The components of net periodic pension and postretirement benefit costs, as well as other amounts recognized in other comprehensive income (loss), are shown below.

	Years Ended December 31,					
	Pension Benefits			Postretirement Benefits		
(in thousands)	2013	2012	2011	2013	2012	2011
Net periodic benefit cost						
Service cost	$ 11,087	$ 8,801	$ 7,055	$ 2,130	$ 1,885	$ 1,514
Interest cost	9,571	9,583	9,079	2,598	3,052	3,158
Expected return on plan assets	(14,519)	(13,264)	(11,445)	(1,452)	(1,492)	(1,595)
Amortization of prior service cost	176	210	306	9	9	8
Amortization of actuarial net loss (gain)	7,080	5,329	3,203	(8)	(66)	(602)
Net periodic benefit cost	13,395	10,659	8,198	3,277	3,388	2,483
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)						
Actuarial net (gain) loss	(61,710)	25,509	37,484	(12,902)	2,442	5,072
Prior service cost	972	0	0	0	0	0
Amortization of actuarial net (loss) gain	(7,080)	(5,329)	(3,203)	8	66	602
Amortization of prior service cost	(176)	(210)	(306)	(9)	(9)	(8)
Total recognized in other comprehensive income (loss)	(67,994)	19,970	33,975	(12,903)	2,499	5,666
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(54,599)	$ 30,629	$ 42,173	$ (9,626)	$ 5,887	$ 8,149

The estimated actuarial net loss to be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 is expected to be $4 million for pension plans. The estimated prior service cost to be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 is expected to be $100 thousand for pension plans. The amounts to be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 related to postretirement benefits are not material.

Changes in the plans' benefit obligations and assets follow.

	Years Ended December 31,			
	Pension Benefits		Postretirement Benefits	
(in thousands)	2013	2012	2013	2012
Change in benefit obligation				
Benefit obligation at beginning of year	$234,752	$191,061	$ 68,097	$ 64,483
Service cost	11,087	8,801	2,130	1,885
Interest cost	9,571	9,583	2,598	3,052
Actuarial net (gain) loss	(28,433)	31,760	(12,964)	2,224
Plan amendment	973	0	0	0
Benefits paid	(7,180)	(6,453)	(3,335)	(3,547)
Benefit obligation at end of year	220,770	234,752	56,526	68,097
Change in plan assets				
Fair value of plan assets at beginning of year	164,732	129,086	25,272	25,903
Actual return on plan assets	47,796	19,515	1,390	1,274
Employer contributions	22,825	22,584	1,524	1,642
Benefits paid	(7,180)	(6,453)	(3,335)	(3,547)
Fair value of plan assets at end of year	228,173	164,732	24,851	25,272
Funded status	$ 7,403	$ (70,020)	$(31,675)	$(42,825)
Amounts recognized in the Consolidated Balance Sheets				
Current liabilities	$ (2,422)	$ (2,442)	$ (1,535)	$ (1,900)
Noncurrent assets	39,368	0	0	0
Noncurrent liabilities	(29,543)	(67,578)	(30,140)	(40,925)
	$ 7,403	$ (70,020)	$(31,675)	$(42,825)
Amounts recognized in accumulated other comprehensive loss				
Actuarial net loss (gain)	$ 46,421	$115,211	$(16,232)	$ (3,338)
Prior service (credit) cost	(306)	(1,102)	9	18
	$ 46,115	$114,109	$(16,223)	$ (3,320)

The accumulated benefit obligation for all domestic defined benefit pension plans was $188 million at December 31, 2013 and $195 million at December 31, 2012.

The fair market value of plan assets exceeded both the projected benefit obligation and the accumulated benefit obligation for all domestic plans, except the nonqualified plan, at December 31, 2013. The net asset position of these plans is included in prepaid pension cost on the Consolidated Balance Sheets at December 31, 2013

The projected benefit obligation exceeded the fair market value of plan assets for all domestic plans at December 31, 2012. The accumulated benefit obligation exceeded the fair market value of plan assets for all domestic plans, except for the Salaried plan and the Houston plan, at December 31, 2012.

The net liability position of plans in which the projected benefit obligation exceeded assets is included in other noncurrent liabilities on the Consolidated Balance Sheets.

A portion of the accrued benefit cost for the nonqualified plan is included in current liabilities at both December 31, 2013 and December 31, 2012. As the nonqualified plan is unfunded, the amount reflected in current liabilities represents the expected benefit payments related to the nonqualified plan during 2014.

The first table below shows information on domestic pension plans with the accumulated benefit obligation in excess of plan assets. The second table presents information on domestic pension plans with the projected benefit obligation in excess of plan assets.

	December 31,	
(in thousands)	2013	2012
Plans with the accumulated benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$31,966	$ 67,123
Accumulated benefit obligation	29,805	63,831
Fair market value of plan assets	0	31,501

	December 31,	
(in thousands)	2013	2012
Plans with the projected benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$31,966	$234,752
Fair market value of plan assets	0	164,732

There are no assets held in the nonqualified plan by the trustee for the retired beneficiaries of the nonqualified plan. Payments to retired beneficiaries of the nonqualified plan are made with cash from operations.

Assumptions—We used the following assumptions to calculate the results of our retirement plans:

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,						
Discount rate	4.125%	5.000%	5.875%	4.125%	5.000%	5.875%
Expected long-term rate of return on plan assets	8.50%	9.00%	9.00%	6.00%	6.25%	6.25%
Rate of projected compensation increase	3.50%	3.50%	3.50%			
Weighted-average assumptions used to determine benefit obligations at December 31,						
Discount rate	5.000%	4.125%	5.000%	5.000%	4.125%	5.000%
Rate of projected compensation increase	3.50%	3.50%	3.50%			

For pension plans, we base the assumed expected long-term rate of return for plan assets on an analysis of our actual investments, including our asset allocation, as well as an analysis of expected returns. This analysis reflects the expected long-term rates of return for each significant asset class and economic indicator. As of January 1, 2014, the expected rates were 8.8% for U.S. large cap stocks, 5.2% for fixed income, and 3.2% for inflation. The range of returns relies both on forecasts and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. Our asset allocation is predominantly weighted toward equities. Through our ongoing monitoring of our investments and review of market data, we have determined that we should maintain the expected long-term rate of return for our U.S. plans at 8.5% at December 31, 2013. For the post-retirement plan, we based the assumed expected long-term rate of return for plan assets on an evaluation of projected interest rates, as well as the guaranteed interest rate for our insurance contract.

Assumed health care cost trend rates are shown in the table below. The expected health care cost trend rate for 2013 was 7.5%.

	December 31,	
	2013	2012
Health care cost trend rate assumed for next year	7.0%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2018	2018

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

(in thousands)	1% Increase	1% Decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2013	$7,429	$(5,854)
Effect on net periodic postretirement benefit cost in 2013	860	(647)

The Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act of 2010, was signed into law in March 2010. The PPACA mandates health care reforms with effective dates from 2010 to 2018, including an excise tax on high cost health care plans effective in 2018. The additional accumulated postretirement liability resulting from the PPACA is not material and has been included in the benefit obligation for our postretirement plan at December 31, 2013 and December 31, 2012. Given the complexity of the PPACA and the extended time period during which implementation is currently expected to occur, additional adjustments to the benefit obligation may be necessary.

Plan Assets—Pension plan assets are held and distributed by trusts and consist principally of common stock and investment-grade fixed income securities. We invest directly in common stocks, as well as in funds which primarily hold stock and debt securities. Our target allocation is 90% to 97% in equities and 3% to 10% in debt securities or cash.

The pension obligation is long-term in nature and the investment philosophy followed by the Pension Investment Committee is likewise long-term in its approach. The majority of the pension funds are invested in equity securities as historically, equity securities have outperformed debt securities and cash investments, resulting in a higher investment return over the long-term. While in the short-term, equity securities may underperform other investment classes, we are less concerned with short-term results and more concerned with long-term improvement. The pension funds are managed by six different investment companies who predominantly invest in U.S. and international equities. Each investment company's performance is reviewed quarterly. A small portion of the funds is in investments, such as cash or short-term bonds, which historically has been less vulnerable to short-term market swings. These funds are used to provide the cash needed to meet our monthly obligations.

There are no significant concentrations of risk within plan assets, nor do the equity securities include any NewMarket common stock for any year presented.

The assets of the postretirement benefit plan are invested completely in an insurance contract held by Metropolitan Life. No NewMarket common stock is included in these assets.

The following table provides information on the fair value of our pension and postretirement benefit plans assets, as well as the related level within the fair value hierarchy.

	December 31, 2013				December 31, 2012			
		Fair Value Measurements Using				Fair Value Measurements Using		
(in thousands)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension Plans								
Equity securities:								
U. S. companies	$176,790	$176,790	$ 0	$0	$114,491	$114,491	$ 0	$0
International companies	13,217	13,217	0	0	10,018	10,018	0	0
Real estate investment trusts	2,921	2,921	0	0	1,475	1,475	0	0
Common collective trust	19,699	0	19,699	0	15,479	0	15,479	0
Money market instruments	3,637	3,637	0	0	6,792	6,792	0	0
Mutual funds—fixed income	9,623	9,623	0	0	9,521	9,521	0	0
Cash and cash equivalents	1,825	1,825	0	0	5,743	5,743	0	0
Insurance contract	461	0	461	0	1,213	0	1,213	0
	$228,173	$208,013	$20,160	$0	$164,732	$148,040	$16,692	$0
Postretirement Plans								
Insurance contract	$ 24,851	$ 0	$24,851	$0	$ 25,272	$ 0	$25,272	$0

The valuation methodologies used to develop the fair value measurements for the investments in the table above is outlined below. There have been no changes in the valuation techniques used to value the investments.

- Equity securities, including common stock and real estate investment trusts, are valued at the closing price reported on a national exchange.
- The common collective trust (the trust) is valued at the net asset value of units held by the Plan based on the quoted market value of the underlying investments held by the fund. The trust invests primarily in a diversified portfolio of equity securities of companies located outside of the United States and Canada, as determined by a company's jurisdiction of incorporation. We may make withdrawals from the trust on the first business day of each month with at least six business days' notice. There are no restrictions on redemption as of December 31, 2013 or December 31, 2012.
- Money market instruments are valued at cost, which approximates fair value.
- Mutual funds are valued at the closing price reported on a national exchange.
- Cash and cash equivalents are valued at cost.
- The insurance contracts are unallocated funds deposited with an insurance company and are stated at an amount equal to the sum of all amounts deposited less the sum of all amounts withdrawn, adjusted for investment return.

Cash Flows—For U.S. plans, NewMarket expects to contribute $12 million to our pension plans in 2014. Contributions to our postretirement benefit plans are not expected to be material. The expected benefit payments for the next ten years are as follows.

(in thousands)	Expected Pension Benefit Payments	Expected Postretirement Benefit Payments
2014	$ 7,763	$ 3,541
2015	9,041	3,442
2016	9,843	3,324
2017	10,799	3,242
2018	11,459	3,112
2019 through 2023	69,099	14,231

Foreign Retirement Plans

For most employees of our foreign subsidiaries, NewMarket has defined benefit pension plans that offer benefits based primarily on years of service and compensation. These defined benefit plans provide benefits for employees of our foreign subsidiaries located in Belgium, the United Kingdom, Germany, Canada, and Mexico. NewMarket generally contributes to investment trusts and insurance policies to provide for these plans.

Our foreign subsidiary in Canada also sponsors a defined benefit postretirement plan. This postretirement plan provides certain health care benefits and life insurance to eligible retired employees. We pay the entire premium for these benefits.

The components of net periodic pension and postretirement benefit costs, as well as other amounts recognized in other comprehensive income (loss), for these foreign defined benefit retirement plans are shown below.

	Years Ended December 31,					
	Pension Benefits			Postretirement Benefits		
(in thousands)	2013	2012	2011	2013	2012	2011
Net periodic benefit cost						
Service cost	$ 5,518	$ 4,314	$ 4,510	$ 26	$ 28	$ 30
Interest cost	5,405	5,345	5,881	108	111	153
Expected return on plan assets	(6,900)	(6,039)	(6,365)	0	0	0
Amortization of prior service (credit) cost	(23)	(144)	84	0	0	0
Amortization of transition obligation	0	0	0	44	53	53
Amortization of actuarial net loss	1,425	1,103	1,083	34	31	61
Settlements and curtailments	205	(336)	0	187	0	0
Net periodic benefit cost	5,630	4,243	5,193	399	223	297
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)						
Actuarial net (gain) loss	(404)	7,917	2,447	1	143	(374)
Prior service cost	0	2,041	0	0	0	0
Settlements and curtailments	(710)	(581)	0	(347)	0	0
Amortization of transition obligation	0	0	0	(44)	(53)	(53)
Amortization of actuarial net loss	(1,425)	(1,103)	(1,083)	(34)	(31)	(61)
Amortization of prior service credit (cost)	23	144	(84)	0	0	0
Total recognized in other comprehensive income (loss)	(2,516)	8,418	1,280	(424)	59	(488)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ 3,114	$12,661	$ 6,473	$ (25)	$282	$(191)

The curtailment loss in 2013 in the table above reflects the workforce reduction at our Ethyl Canada facility as a result of the decision to sell this facility and terminate the workforce. The settlement gain in 2012 in the table above reflects the completion of a partial wind-up of our Canadian salaried pension plan.

The estimated actuarial net loss to be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 is expected to be $1 million for pension plans. The estimated prior service credit to be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 is expected to be $100 thousand for pension plans. The amounts to be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 related to postretirement benefits are not material.

Changes in the benefit obligations and assets of the foreign defined benefit plans follow.

	Years Ended December 31,			
	Pension Benefits		Postretirement Benefits	
(in thousands)	2013	2012	2013	2012
Change in benefit obligation				
Benefit obligation at beginning of year	$135,498	$112,656	$ 2,743	$ 2,596
Service cost	5,518	4,314	26	28
Interest cost	5,405	5,345	108	111
Plan amendments	0	2,014	0	0
Employee contributions	780	687	0	0
Actuarial net loss	5,256	11,572	1	142
Benefits paid	(5,512)	(5,225)	(216)	(203)
Settlement and curtailment gains	(509)	(910)	(164)	0
Foreign currency translation	3,247	5,045	(177)	69
Benefit obligation at end of year	149,683	135,498	2,321	2,743
Change in plan assets				
Fair value of plan assets at beginning of year	126,392	108,177	0	0
Actual return on plan assets	12,680	9,714	0	0
Employer contributions	7,871	7,957	216	203
Employee contributions	780	687	0	0
Benefits paid	(5,512)	(5,225)	(216)	(203)
Foreign currency translation	2,572	5,082	0	0
Fair value of plan assets at end of year	144,783	126,392	0	0
Funded status	$ (4,900)	$ (9,106)	$(2,321)	$(2,743)
Amounts recognized in the Consolidated Balance Sheets				
Noncurrent assets	$ 15,719	$ 12,710	$ 0	$ 0
Current liabilities	(418)	(394)	(150)	(149)
Noncurrent liabilities	(20,201)	(21,422)	(2,171)	(2,594)
	$ (4,900)	$ (9,106)	$(2,321)	$(2,743)
Amounts recognized in accumulated other comprehensive loss				
Actuarial net loss	$ 36,820	$ 39,156	$ 433	$ 627
Prior service credit	(241)	(61)	0	0
Transition obligation	10	10	2	232
	$ 36,589	$ 39,105	$ 435	$ 859

The accumulated benefit obligation for all foreign defined benefit pension plans was $134 million at December 31, 2013 and $118 million at December 31, 2012.

The fair market value of plan assets exceeded both the accumulated benefit obligation and projected benefit obligation for the United Kingdom, Canadian Hourly, and the Canadian Salary plans at year-end 2013. The net asset position of the United Kingdom, Canadian Hourly, and Canadian Salary plans are included in prepaid pension cost on the Consolidated Balance Sheets at December 31, 2013. The accumulated benefit obligation and projected benefit obligation exceeded the fair market value of plan assets for the German, Belgian, and Mexican plans at December 31, 2013. The accrued benefit cost of these plans is included in other noncurrent liabilities on the Consolidated Balance Sheets. As the German plan is unfunded, a portion of the accrued benefit cost for the German plan is included in current liabilities at year-end 2013 reflecting the expected benefit payments related to the plan for the following year.

The fair market value of plan assets exceeded both the accumulated benefit obligation and projected benefit obligation for the United Kingdom and the Canadian Salary plans at year-end 2012. The net asset position of the United Kingdom plan and Canadian Salary plans are included in prepaid pension cost on the Consolidated Balance Sheets at December 31, 2012. The accumulated benefit obligation and projected benefit obligation exceeded the fair market value of plan assets for the German, Belgian, Canadian Hourly, and Mexican plans at December 31, 2012. The accrued benefit cost of these plans is included in other noncurrent liabilities on the Consolidated Balance Sheets. As the German plan is unfunded, a portion of the accrued benefit cost for the German plan is included in current liabilities at year-end 2012 reflecting the expected benefit payments related to the plan for the following year.

The first table below shows information on foreign plans with the accumulated benefit obligation in excess of plan assets. The second table shows information on plans with the projected benefit obligation in excess of plan assets.

	December 31,	
(in thousands)	2013	2012
Plans with the accumulated benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$31,827	$35,983
Accumulated benefit obligation	22,031	25,322
Fair market value of plan assets	11,208	14,167

	December 31,	
(in thousands)	2013	2012
Plans with the projected benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$31,827	$35,983
Fair market value of plan assets	11,208	14,167

Assumptions—The information in the table below provides the weighted-average assumptions used to calculate the results of our foreign defined benefit plans.

	Pension Benefits			Postretirement Benefits		
	2013	2012	2011	2013	2012	2011
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,						
Discount rate	4.03%	4.65%	5.16%	4.00%	4.25%	5.00%
Expected long-term rate of return on plan assets	5.56%	5.46%	5.92%			
Rate of projected compensation increase	4.26%	4.24%	4.63%			
Weighted-average assumptions used to determine benefit obligations at December 31,						
Discount rate	4.01%	4.03%	4.65%	4.50%	4.00%	4.25%
Rate of projected compensation increase	4.25%	4.26%	4.24%			

The actuarial assumptions used by the various foreign locations are based upon the circumstances of each particular country and pension plan. The factors impacting the determination of the long-term rate of return for a particular foreign pension plan include the market conditions within a particular country, as well as the investment strategy and asset allocation of the specific plan.

Assumed health care cost trend rates are shown in the table below.

	December 31, 2013	December 31, 2012
Health care cost trend rate assumed for next year	5.0%	5.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reached the ultimate trend rate	2012	2012

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

(in thousands)	1% Increase	1% Decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2013	$171	$(138)
Effect on net periodic postretirement benefit cost in 2013	17	(13)

Plan Assets—Pension plan assets vary by foreign location and plan. Assets are held and distributed by trusts and, depending upon the foreign location and plan, consist primarily of equity securities, corporate and government debt securities, cash, and insurance contracts. The combined weighted-average target allocation of our foreign pension plans is 54% in equities, 34% in debt securities, 8% in insurance contracts, and 4% in a pooled investment property fund.

While the pension obligation is long-term in nature for each of our foreign plans, the investment strategies followed by each plan vary to some degree based upon the laws of a particular country, as well as the provisions of the specific pension trust. The United Kingdom and Canadian plans are invested predominantly in equity securities and debt securities. The funds of these plans are managed by various trustees and investment companies whose performance is reviewed throughout the year. The Belgian plan is invested in an insurance contract. The Mexican plan is invested in various mutual funds. The German plan has no assets.

There are no significant concentrations of risk within plan assets, nor do the equity securities include any NewMarket common stock for any year presented. The benefits of the Canadian postretirement benefit plan are paid through an insurance contract.

The following table provides information on the fair value of our foreign pension plans assets, as well as the related level within the fair value hierarchy.

(in thousands)	December 31, 2013				December 31, 2012			
		Fair Value Measurements Using				Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension Plans								
Equity securities:								
U.S. companies	$ 9,068	$ 9,068	$ 0	$0	$ 6,927	$ 6,927	$ 0	$0
International companies	58,571	58,571	0	0	48,244	48,244	0	0
Debt securities—corporate	40,525	40,525	0	0	37,266	37,266	0	0
Debt securities—government	4,498	4,498	0	0	4,338	4,338	0	0
Mutual funds	95	95	0	0	52	52	0	0
Cash and cash equivalents	445	445	0	0	559	559	0	0
Pooled investment funds:								
Equity securities—U.S. companies	1,243	0	1,243	0	888	0	888	0
Equity securities—international companies	11,692	0	11,692	0	10,908	0	10,908	0
Debt securities—corporate	932	0	932	0	693	0	693	0
Debt securities—government	1,057	0	1,057	0	901	0	901	0
Cash and cash equivalents	619	0	619	0	482	0	482	0
Property	4,925	0	4,925	0	4,409	0	4,409	0
Insurance contract	11,113	0	11,113	0	10,725	0	10,725	0
	$144,783	$113,202	$31,581	$0	$126,392	$97,386	$29,006	$0

The valuation methodologies used to develop the fair value measurements for the investments in the table above are outlined below. There have been no changes in the valuation techniques used to value the investments.

- Equity securities are valued at the closing price reported on a national exchange.
- Corporate and government debt securities are composed of bond funds that are priced daily.
- Mutual funds are valued at the closing price reported on a national exchange.
- Cash and cash equivalents are valued at cost.
- The pooled investment funds are priced daily. The underlying assets that are invested in equity securities, as well as corporate and government debt securities, are listed on a recognized exchange. The underlying assets that are invested in property are valued monthly by an independent property management firm.
- The insurance contracts are funds deposited with an insurance company and are stated at an amount equal to the sum of all amounts deposited less the sum of all amounts withdrawn, adjusted for investment return.

Cash Flows—For foreign pension plans, NewMarket expects to contribute $7 million to the plans in 2014. Contributions to our postretirement benefit plans are not expected to be material. The expected benefit payments for the next ten years for our foreign pension plans are shown in the table below. The expected benefit payments for the next ten years for our foreign postretirement benefit plans are not expected to be material.

(in thousands)	Expected Pension Benefit Payments
2014	$ 4,614
2015	4,999
2016	4,138
2017	5,221
2018	4,874
2019 through 2023	27,761

19. Other Income (Expense), Net

Other income (expense), net was income of $7 million in 2013, expense of $3 million in 2012, and expense of $18 million in 2011, primarily representing a gain in 2013 and a loss in 2012 and 2011 on the Goldman Sachs interest rate swap derivative instrument recorded at fair value. See Note 15 for additional information on the interest rate swap. In 2012, the loss was partially offset by a gain related to the sale of common stock that was received in 2011 as part of a legal settlement with Innospec, which is discussed further in Note 22.

20. Income Tax Expense

Our income from continuing operations before income tax expense is shown in the table below.

	Years Ended December 31,		
(in thousands)	2013	2012	2011
Income from continuing operations before income tax expense			
Domestic	$236,114	$227,172	$195,780
Foreign	105,197	110,396	105,564
	$341,311	$337,568	$301,344

Our provision for income tax expense from continuing operations is shown in the table below.

	Years Ended December 31,		
(in thousands)	2013	2012	2011
Income tax expense from continuing operations			
Current income taxes			
Federal	$62,547	$ 69,152	$55,397
State	8,782	8,301	9,903
Foreign	22,016	26,300	28,530
	93,345	103,753	93,830
Deferred income taxes			
Federal	3,374	(3,339)	1,111
State	771	(428)	181
Foreign	1,474	310	765
	5,619	(3,457)	2,057
Total income tax expense from continuing operations	$98,964	$100,296	$95,887

The reconciliation of the U.S. federal statutory rate to the effective income tax rate follows:

	% of Income Before Income Tax Expense		
	2013	2012	2011
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal tax	1.8	1.5	1.8
Foreign operations	(3.6)	(2.4)	(2.0)
Employee savings plan	(0.2)	(1.9)	(0.2)
Research tax credit	(2.1)	0.0	(0.7)
Domestic manufacturing tax benefit	(2.5)	(2.1)	(2.4)
Other items and adjustments	0.6	(0.4)	0.3
Effective income tax rate	29.0%	29.7%	31.8%

The 2013 effective rate includes the effect of the R&D tax credit for 2013 as well as all of 2012, as the legislation to extend such tax credits was retroactively signed into law in January 2013. A benefit from the R&D tax credit is also included in 2011. Certain foreign operations have a U.S. tax impact due to our election to include their earnings in our federal income tax return.

Our deferred income tax assets and liabilities follow.

	December 31,	
(in thousands)	2013	2012
Deferred income tax assets		
Future employee benefits	$20,618	$56,643
Environmental and future shutdown reserves	6,412	6,981
Loss on derivatives	8,251	14,305
Trademark expenses	5,404	5,152
Foreign currency translation adjustments	4,883	4,383
Other	5,672	7,589
	51,240	95,053
Deferred income tax liabilities		
Depreciation and amortization	19,135	25,623
Intangibles	1,085	3,029
Undistributed earnings of foreign subsidiaries	1,875	3,851
Other	4,400	5,713
	26,495	38,216
Net deferred income tax assets	$24,745	$56,837
Reconciliation to financial statements		
Deferred income tax assets—current	$ 8,267	$ 8,452
Deferred income tax assets—noncurrent	22,961	55,123
Deferred income tax liabilities—noncurrent	6,483	6,738
Net deferred income tax assets	$24,745	$56,837

Deferred income tax liabilities—noncurrent is included in other noncurrent liabilities on our Consolidated Balance Sheets. Our deferred taxes are in a net asset position at December 31, 2013. Based on current forecast operating plans and historical profitability, we believe that we will recover nearly the full benefit of our deferred tax assets. We have recorded an immaterial valuation allowance at certain foreign subsidiaries.

The balance of unrecognized tax benefits totaled approximately $3 million at December 31, 2013 and $2 million at December 31, 2012. The balance at December 31, 2011, and the additions and decreases in all periods presented, were not material. At December 31, 2013, $3 million of this amount if recognized, would affect our effective tax rate.

We recognize accrued interest and penalties associated with uncertain tax positions as part of income tax expense on our Consolidated Statements of Income. We expect the amount of unrecognized tax benefits to change in the next twelve months; however, we do not expect the change to have a material impact on our financial statements.

Our U.S. subsidiaries file a U.S. federal consolidated income tax return. We are currently under examination by the Internal Revenue Service for 2011 and by various U.S. state and foreign jurisdictions. We are no longer subject to U.S. federal income tax examinations for years before 2010. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. Years still open to examination by foreign tax authorities in major jurisdictions include: the United Kingdom (2010 and forward); Singapore (2006 and forward); Japan (2009 and forward); Belgium (2011 and forward); Canada (2006 and forward); and Brazil (2009 and forward).

21. Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The balances of, and changes in, the components of accumulated other comprehensive loss, net of tax, consist of the following:

(in thousands)	Pension Plans and Other Postretirement Benefits	Derivative Instruments	Foreign Currency Translation Adjustments	Marketable Securities	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2010	$(51,562)	$(4,151)	$(18,107)	$ 0	$ (73,820)
Other comprehensive income (loss) before reclassifications	(27,577)	(1,605)	163	364	(28,655)
Amounts reclassified from accumulated other comprehensive loss	2,723	1,020	0	0	3,743
Other comprehensive income (loss)	(24,854)	(585)	163	364	(24,912)
Balance at December 31, 2011	(76,416)	(4,736)	(17,944)	364	(98,732)
Other comprehensive income (loss) before reclassifications	(24,291)	(330)	7,567	676	(16,378)
Amounts reclassified from accumulated other comprehensive loss	4,568	893	0	(1,040)	4,421
Other comprehensive income (loss)	(19,723)	563	7,567	(364)	(11,957)
Balance at December 31, 2012	(96,139)	(4,173)	(10,377)	0	(110,689)
Other comprehensive income (loss) before reclassifications	45,327	0	(5,216)	0	40,111
Amounts reclassified from accumulated other comprehensive loss	6,319	4,173	0	0	10,492
Other comprehensive income (loss)	51,646	4,173	(5,216)	0	50,603
Balance at December 31, 2013	$(44,493)	$ 0	$(15,593)	$ 0	$ (60,086)

The following table illustrates the amounts, net of tax, reclassified out of each component of accumulated other comprehensive loss and their location within the respective line items on the Consolidated Statements of Income.

(in thousands)	Amount Reclassified from Accumulated Other Comprehensive Loss			
	Years Ended December 31,			Affected Line Item on the Consolidated Statements of Income
Accumulated Other Comprehensive Loss Component	**2013**	**2012**	**2011**	
Pension plans and other postretirement benefits:				
Amortization of prior service cost	$ 97	$ 27	$ 260(a)	
Amortization of actuarial net loss	5,404	4,066	2,423(a)	
Settlements and curtailments	785	436	0(a)	
Amortization of transition obligation	33	39	40(a)	
Total pension plans and other postretirement benefits	6,319	4,568	2,723	
Derivative instruments:				
Amortization of mortgage loan interest rate swap	1,666	841	968	Income from operations of discontinued business, net of tax
Amortization of construction loan interest rate swap	2,507	52	52	Discontinued operations
Total derivative instruments	4,173	893	1,020	
Marketable securities	0	(1,040)	0	Other income (expense), net
Total reclassifications for the period	$10,492	$ 4,421	$3,743	

(a) These components of accumulated other comprehensive loss are included in the computation of net periodic benefit cost. See Note 18 for further information.

In 2013, $2.5 million of the amount reported in the table above for the amortization of construction loan interest rate swap is a component of gain on sale of discontinued business, net of tax. The remaining amounts related to derivative instruments for all periods are components of income from operations of discontinued business, net of tax.

22. Segment and Geographic Area Information

Segment Information—The tables below show our consolidated segment results. The “All other” category includes the operations of the TEL business, as well as certain contract manufacturing performed by Ethyl.

The accounting policies of the segments are the same as those described in Note 1. We evaluate the performance of the petroleum additives business based on segment operating profit. NewMarket Services departments and other expenses are billed to Afton and Ethyl based on the services provided under the holding company structure. Depreciation on segment property, plant, and equipment, as well as amortization of segment intangible assets, are included in segment operating profit. No transfers occurred between the petroleum additives segment and the “All other” category during the periods presented. The table below reports revenue and operating profit by segment, as well as a reconciliation to income from continuing operations before income tax expense, for the last three years.

(in thousands)	Years Ended December 31, 2013	2012	2011
Consolidated revenue			
Petroleum additives			
Lubricant additives	$1,829,681	$1,750,107	$1,684,561
Fuel additives	441,578	450,673	441,883
Total	2,271,259	2,200,780	2,126,444
All other	9,096	11,098	11,683
Consolidated revenue (a)	$2,280,355	$2,211,878	$2,138,127
Segment operating profit			
Petroleum additives:			
Petroleum additives before gain on legal settlement, net	$ 375,291	$ 371,964	$ 309,626
Gain on legal settlement, net (b)	0	0	38,656
Total petroleum additives	375,291	371,964	348,282
All other	(1,150)	6,272	2,861
Segment operating profit	374,141	378,236	351,143
Corporate, general, and administrative expenses	(22,508)	(20,192)	(16,709)
Interest and financing expenses, net	(17,796)	(8,435)	(14,151)
Gain (loss) on interest rate swap agreement (c)	6,690	(5,346)	(17,516)
Loss on early extinguishment of debt (d)	0	(9,092)	0
Other income (expense), net	784	2,397	(1,423)
Income from continuing operations before income tax expense	$ 341,311	$ 337,568	$ 301,344

(a) Net sales to one customer of our petroleum additives segment exceeded 10% of consolidated revenue in 2013, 2012, and 2011. Sales to Shell amounted to $253 million (11% of consolidated revenue) in 2013, $252 million (11% of consolidated revenue) in 2012, and $246 million (11% of consolidated revenue) in 2011. These sales represent a wide range of products sold to this customer in multiple regions of the world.

(b) For 2011, the petroleum additives segment included a net gain of $39 million related to a legal settlement. On September 13, 2011, we signed a settlement agreement with Innospec Inc. and its subsidiaries, Alcor Chemie Vertriebs GmbH and Innospec Ltd. (collectively, Innospec) which provided for mutual releases of the parties and dismissal of the actions with prejudice. Under the settlement agreement, Innospec agreed to pay NewMarket an aggregate amount of approximately $45 million in a combination of cash, a promissory note, and stock, of which $25 million was paid in cash on September 20, 2011 and $5 million was paid in the form of 195,313 shares of unregistered Innospec Inc. common stock. Fifteen million dollars is payable in three equal annual installments of $5 million under the promissory note, which bears simple interest at 1% per year. The first two installments were paid in September 2012 and September 2013. The gain is net of expenses related to the settlement of the lawsuit.

(c) The gain (loss) on interest rate swap agreement represents the change, since the beginning of the reporting period, in the fair value of an interest rate swap which we entered into on June 25, 2009. We are not using hedge accounting to record the interest rate swap, and accordingly, any change in the fair value is immediately recognized in earnings.

(d) *In March 2012, we entered into a $650 million five-year unsecured revolving credit facility. During 2012, we used a portion of the $650 million revolving credit facility to fund the early redemption of all of our then outstanding 7.125% senior notes, as well as to repay the outstanding principal amount on the mortgage loan. As a result, we recognized a loss on early extinguishment of debt of $10 million during 2012 from accelerated amortization of financing fees associated with the prior revolving credit facility, the 7.125% senior notes, and the mortgage loan, as well as costs associated with redeeming the 7.125% senior notes prior to maturity. Of the loss on early extinguishment of debt, $1 million is included as a component of income from operations of discontinued business, net of tax.*

The following table shows asset information by segment and the reconciliation to consolidated assets. Segment assets consist of accounts receivable, inventory, and long-lived assets. Long-lived assets in the table below include property, plant, and equipment, net of depreciation.

	December 31,		
(in thousands)	2013	2012	2011
Segment assets			
Petroleum additives	$ 889,944	$ 873,277	$ 854,134
All other	12,170	14,018	14,125
	902,114	887,295	868,259
Cash and cash equivalents	238,703	89,129	50,370
Other accounts receivable (a)	1,960	11,806	173
Deferred income taxes	31,228	63,575	43,066
Prepaid expenses and other current assets	32,979	18,173	36,943
Non-segment property, plant, and equipment, net (a)	28,242	122,350	125,678
Prepaid pension cost	55,087	12,710	11,494
Deferred charges and other assets (a)	36,961	59,210	55,679
Total assets	$1,327,274	$1,264,248	$1,191,662
Additions to long-lived assets			
Petroleum additives	$ 54,187	$ 36,873	$ 50,760
All other	7	0	30
Corporate	4,282	1,880	2,725
Total additions to long-lived assets	$ 58,476	$ 38,753	$ 53,515
Depreciation and amortization			
Petroleum additives	$ 38,750	$ 36,197	$ 36,604
All other (b)	4,683	4,959	4,203
Corporate	2,711	2,233	2,545
Total depreciation and amortization	$ 46,144	$ 43,389	$ 43,352

(a) *Amounts previously reported for 2012 and 2011 have been reclassified to include the assets of the discontinued operation resulting from the July 2013 sale of the assets of Foundry Park I.*

(b) *This amount includes depreciation and amortization expense of Foundry Park I, which was $5 million for 2013, $5 million for 2012, and $4 million for 2011. These amounts are included in income from operations of discontinued business, net of tax in the Consolidated Statements of Income.*

Geographic Area Information—The table below reports revenue, total assets, and long-lived assets by geographic area. Long-lived assets in the table below include property, plant, and equipment, net of depreciation. No country, except for the United States, exceeded 10% of consolidated revenue or long-lived assets in any year. However, because our foreign operations are significant to our overall business, we are presenting revenue in the table below by the major regions in which we operate. NewMarket assigns revenues to geographic areas based on the location to which the product was shipped to a third party.

	December 31,		
(in thousands)	2013	2012	2011
Consolidated revenue			
United States	$ 806,462	$ 799,754	$ 756,284
Europe, Middle East, Africa, India	759,918	692,132	727,632
Asia Pacific	462,080	440,589	405,534
Other foreign	251,895	279,403	248,677
Consolidated revenue	$2,280,355	$2,211,878	$2,138,127
Total assets			
United States	$ 637,386	$ 653,069	$ 642,976
Foreign	689,888	611,179	548,686
Total assets	$1,327,274	$1,264,248	$1,191,662
Long-lived assets			
United States	$ 165,944	$ 255,150	$ 256,998
Foreign	119,092	103,221	95,968
Total long-lived assets	$ 285,036	$ 358,371	$ 352,966

23. Selected Quarterly Consolidated Financial Data (unaudited)

(in thousands, except per-share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013				
Net sales	$559,750	$583,779	$580,455	$556,371
Gross profit	168,407	169,428	163,823	151,638
Income from continuing operations	66,941	64,384	57,021	54,001
Discontinued operations	894	(374)	21,875	0
Net income	$ 67,835	$ 64,010	$ 78,896	$ 54,001
Earnings per share—basic and diluted:				
Income from continuing operations	$ 5.00	$ 4.84	$ 4.29	$ 4.08
Income from discontinued operations	0.07	(0.03)	1.65	0.00
Net income	$ 5.07	$ 4.81	$ 5.94	$ 4.08

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Net sales	$559,821	$587,548	$551,187	$513,322
Gross profit	167,746	163,609	160,269	138,861
Income from continuing operations	66,147	55,063	63,823	52,239
Discontinued operations	400	205	892	824
Net income	$ 66,547	$ 55,268	$ 64,715	$ 53,063
Earnings per share—basic and diluted				
Income from continuing operations	$ 4.93	$ 4.11	$ 4.76	$ 3.88
Income from discontinued operations	0.03	0.01	0.07	0.06
Net income	$ 4.96	$ 4.12	$ 4.83	$ 3.94

24. Consolidating Financial Information

The 4.10% senior notes are guaranteed on a senior unsecured basis by certain of our domestic subsidiaries that guarantee our obligations under the revolving credit facility and any of our other indebtedness (Guarantor Subsidiaries). The subsidiary guarantees are joint and several obligations of the Guarantor Subsidiaries. The indenture governing the 4.10% senior notes includes a provision which allows for a Guarantor Subsidiary to be released of its obligations under the subsidiary guarantee under certain conditions. Those conditions include the sale or other disposition of all or substantially all of the Guarantor Subsidiary's assets in compliance with the indenture and the release or discharge of a Guarantor Subsidiary from its obligations as a guarantor under our revolving credit facility and all of our other indebtedness. During 2013, certain subsidiaries that had been Guarantor Subsidiaries were released from their obligations under the revolving credit facility, and therefore were released as a Subsidiary Guarantor under the 4.10% senior notes. The Guarantor Subsidiaries and the subsidiaries that do not guarantee the 4.10% senior notes (the Non-Guarantor Subsidiaries) are 100% owned by NewMarket Corporation (the Parent Company). The current Guarantor Subsidiaries consist of the following:

Ethyl Corporation
NewMarket Services Corporation
Afton Chemical Corporation
Afton Chemical Additives Corporation

We conduct all of our business through and derive essentially all of our income from our subsidiaries. Therefore, our ability to make payments on the 4.10% senior notes or other obligations is dependent on the earnings and the distribution of funds from our subsidiaries.

The following sets forth the Consolidating Statements of Income and Comprehensive Income for the years ended December 31, 2013, December 31, 2012, and December 31, 2011; Consolidating Balance Sheets as of December 31, 2013 and December 31, 2012; and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2013, December 31, 2012, and December 31, 2011 for the Parent Company, the Guarantor Subsidiaries, and the Non-Guarantor Subsidiaries. The financial information is based on our understanding of the SEC's interpretation and application of Rule 3-10 of the SEC Regulation S-X. Prior periods have been revised to reflect the change in Guarantor Subsidiaries and Non-Guarantor subsidiaries.

The financial information may not necessarily be indicative of results of operations or financial position had the Guarantor Subsidiaries or Non-Guarantor Subsidiaries operated as independent entities. The Parent Company accounts for investments in these subsidiaries using the equity method.

NewMarket Corporation and Subsidiaries
Consolidating Statements of Income and Comprehensive Income
Year Ended December 31, 2013

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales	$ 0	$896,593	$1,383,762	$ 0	$2,280,355
Cost of goods sold	0	457,698	1,169,361	0	1,627,059
Gross profit	0	438,895	214,401	0	653,296
Selling, general, and administrative expenses	6,869	91,230	66,779	0	164,878
Research, development, and testing expenses	0	95,114	41,459	0	136,573
Operating (loss) profit	(6,869)	252,551	106,163	0	351,845
Interest and financing expenses, net	18,303	(3,631)	3,124	0	17,796
Other income (expense), net	6,754	38	470	0	7,262
(Loss) income from continuing operations before income taxes and equity income of subsidiaries	(18,418)	256,220	103,509	0	341,311
Income tax (benefit) expense	(5,476)	80,958	23,482	0	98,964
Equity income of subsidiaries	277,684	0	0	(277,684)	0
Income from continuing operations	264,742	175,262	80,027	(277,684)	242,347
Discontinued operations:					
Gain on sale of discontinued business, net of tax	0	0	21,855	0	21,855
Income from operations of discontinued business, net of tax	0	0	540	0	540
Net income	264,742	175,262	102,422	(277,684)	264,742
Other comprehensive income (loss)	50,603	11,791	(745)	(11,046)	50,603
Comprehensive income	$315,345	$187,053	$ 101,677	$(288,730)	$ 315,345

NewMarket Corporation and Subsidiaries
Consolidating Statements of Income and Comprehensive Income
Year Ended December 31, 2012

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales	$ 0	$905,043	$1,306,835	$ 0	$2,211,878
Cost of goods sold	0	443,896	1,137,497	0	1,581,393
Gross profit	0	461,147	169,338	0	630,485
Selling, general, and administrative expenses	6,089	115,450	32,668	0	154,207
Research, development, and testing expenses	0	86,494	31,351	0	117,845
Operating (loss) profit	(6,089)	259,203	105,319	0	358,433
Interest and financing expenses, net	8,432	(3,842)	3,845	0	8,435
Loss on early extinguishment of debt	9,092	0	0	0	9,092
Other income (expense), net	(5,301)	1,690	273	0	(3,338)
(Loss) income from continuing operations before income taxes and equity income of subsidiaries	(28,914)	264,735	101,747	0	337,568
Income tax (benefit) expense	(17,984)	93,205	25,075	0	100,296
Equity income of subsidiaries	250,523	0	0	(250,523)	0
Income from continuing operations	239,593	171,530	76,672	(250,523)	237,272
Income from operations of discontinued business, net of tax	0	0	2,321	0	2,321
Net income	239,593	171,530	78,993	(250,523)	239,593
Other comprehensive income (loss)	(11,957)	860	(771)	(89)	(11,957)
Comprehensive income	$227,636	$172,390	$ 78,222	$(250,612)	$ 227,636

NewMarket Corporation and Subsidiaries
Consolidating Statements of Income and Comprehensive Income
Year Ended December 31, 2011

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales	$ 0	$836,917	$1,301,210	$ 0	$2,138,127
Cost of goods sold	0	457,866	1,128,279	0	1,586,145
Gross profit	0	379,051	172,931	0	551,982
Selling, general, and administrative expenses	6,158	106,163	39,278	0	151,599
Research, development, and testing expenses	0	77,569	27,927	0	105,496
Gain on legal settlement, net	0	38,656	0	0	38,656
Operating (loss) profit	(6,158)	233,975	105,726	0	333,543
Interest and financing expenses, net	14,397	(3,402)	3,156	0	14,151
Other income (expense), net	(18,558)	1,794	(1,284)	0	(18,048)
(Loss) income from continuing operations before income taxes and equity income of subsidiaries	(39,113)	239,171	101,286	0	301,344
Income tax (benefit) expense	(15,399)	82,049	29,237	0	95,887
Equity income of subsidiaries	230,621	0	0	(230,621)	0
Income from continuing operations	206,907	157,122	72,049	(230,621)	205,457
Income from operations of discontinued business, net of tax	0	0	1,450	0	1,450
Net income	206,907	157,122	73,499	(230,621)	206,907
Other comprehensive income (loss)	(24,912)	(5,521)	670	4,851	(24,912)
Comprehensive income	$181,995	$151,601	$ 74,169	$(225,770)	$ 181,995

NewMarket Corporation and Subsidiaries
Consolidating Balance Sheets
December 31, 2013

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
ASSETS					
Cash and cash equivalents	$ 1,038	$102,205	$135,460	$ 0	$ 238,703
Trade and other accounts receivable, net	1,512	108,908	199,431	(4)	309,847
Amounts due from affiliated companies	0	139,710	77,098	(216,808)	0
Inventories	0	115,442	192,076	0	307,518
Deferred income taxes	2,600	4,919	748	0	8,267
Prepaid expenses and other current assets	13,055	17,886	2,043	0	32,984
Total current assets	18,205	489,070	606,856	(216,812)	897,319
Amounts due from affiliated companies	0	113,076	8,025	(121,101)	0
Property, plant, and equipment, at cost	0	692,024	293,172	0	985,196
Less accumulated depreciation and amortization	0	555,805	144,355	0	700,160
Net property, plant, and equipment	0	136,219	148,817	0	285,036
Investment in consolidated subsidiaries	955,560	0	0	(955,560)	0
Prepaid pension cost	23,276	16,092	15,719	0	55,087
Deferred income taxes	20,999	0	7,984	(6,022)	22,961
Intangibles (net of amortization) and goodwill	0	17,036	6,283	0	23,319
Deferred charges and other assets	33,257	9,014	1,281	0	43,552
Total assets	$1,051,297	$780,507	$794,965	$(1,299,495)	$1,327,274
LIABILITIES AND SHAREHOLDERS' EQUITY					
Accounts payable	$ 6	$ 86,649	$ 47,477	$ 0	$ 134,132
Accrued expenses	10,788	46,401	20,803	0	77,992
Dividends payable	12,996	0	0	0	12,996
Amounts due to affiliated companies	23,183	77,098	116,527	(216,808)	0
Income taxes payable	0	0	11,423	(4)	11,419
Other current liabilities	0	7,828	3,247	0	11,075
Total current liabilities	46,973	217,976	199,477	(216,812)	247,614
Long-term debt	349,467	0	0	0	349,467
Amounts due to affiliated companies	0	8,025	113,076	(121,101)	0
Other noncurrent liabilities	82,409	41,014	40,344	(6,022)	157,745
Total liabilities	478,849	267,015	352,897	(343,935)	754,826
Shareholders' equity:					
Common stock and paid-in capital	0	260,776	126,661	(387,437)	0
Accumulated other comprehensive loss	(60,086)	(5,786)	(40,360)	46,146	(60,086)
Retained earnings	632,534	258,502	355,767	(614,269)	632,534
Total shareholders' equity	572,448	513,492	442,068	(955,560)	572,448
Total liabilities and shareholders' equity	$1,051,297	$780,507	$794,965	$(1,299,495)	$1,327,274

NewMarket Corporation and Subsidiaries
Consolidating Balance Sheets
December 31, 2012

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
ASSETS					
Cash and cash equivalents	$ 5,001	$ 3,956	$ 80,172	$ 0	$ 89,129
Trade and other accounts receivable, net	4,347	113,131	179,577	0	297,055
Amounts due from affiliated companies	0	142,125	97,784	(239,909)	0
Inventories	0	117,638	205,036	0	322,674
Deferred income taxes	2,555	5,062	835	0	8,452
Prepaid expenses and other current assets	65	16,248	1,872	0	18,185
Total current assets	11,968	398,160	565,276	(239,909)	735,495
Amounts due from affiliated companies	58,935	107,236	0	(166,171)	0
Property, plant, and equipment, at cost	0	664,912	406,055	0	1,070,967
Less accumulated depreciation and amortization	0	536,700	175,896	0	712,596
Net property, plant, and equipment	0	128,212	230,159	0	358,371
Investment in consolidated subsidiaries	866,676	0	0	(866,676)	0
Prepaid pension cost	0	0	12,710	0	12,710
Deferred income taxes	53,057	0	6,477	(4,411)	55,123
Intangibles (net of amortization) and goodwill	0	23,785	6,757	0	30,542
Deferred charges and other assets	46,286	15,670	10,051	0	72,007
Total assets	$1,036,922	$673,063	$831,430	$(1,277,167)	$1,264,248
LIABILITIES AND SHAREHOLDERS' EQUITY					
Accounts payable	$ 206	$ 75,239	$ 43,853	$ 0	$ 119,298
Accrued expenses	8,366	50,763	19,932	0	79,061
Amounts due to affiliated companies	63,021	93,330	83,558	(239,909)	0
Income taxes payable	0	1,214	8,810	0	10,024
Other current liabilities	0	3,906	4,382	0	8,288
Total current liabilities	71,593	224,452	160,535	(239,909)	216,671
Long-term debt	424,407	0	0	0	424,407
Amounts due to affiliated companies	0	0	166,171	(166,171)	0
Other noncurrent liabilities	138,717	44,755	41,904	(4,411)	220,965
Total liabilities	634,717	269,207	368,610	(410,491)	862,043
Shareholders' equity:					
Common stock and paid-in capital	721	260,840	217,407	(478,247)	721
Accumulated other comprehensive loss	(110,689)	(17,578)	(39,612)	57,190	(110,689)
Retained earnings	512,173	160,594	285,025	(445,619)	512,173
Total shareholders' equity	402,205	403,856	462,820	(866,676)	402,205
Total liabilities and shareholders' equity	$1,036,922	$673,063	$831,430	$(1,277,167)	$1,264,248

NewMarket Corporation and Subsidiaries
Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2013

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash provided from (used in) operating activities	$ 149,278	$ (8,448)	$ 83,832	$ 53,272	$ 277,934
Cash flows from investing activities:					
Capital expenditures	0	(29,583)	(28,893)	0	(58,476)
Proceeds from sale of discontinued business	0	0	140,011	0	140,011
Deposits for interest rate swap	(12,514)	0	0	0	(12,514)
Return of deposits for interest rate swap	24,370	0	0	0	24,370
Return of investment in subsidiary	45,174	0	0	(45,174)	0
Other, net	(4,927)	0	0	0	(4,927)
Cash provided from (used in) investing activities	52,103	(29,583)	111,118	(45,174)	88,464
Cash flows from financing activities:					
Net (repayments) borrowings under revolving credit facility	(75,000)	0	0	0	(75,000)
Net (repayments) borrowings under lines of credit	0	0	(1,135)	0	(1,135)
Dividends paid	(50,368)	(86,585)	(77,978)	164,563	(50,368)
Debt issuance costs	(1,145)	0	0	0	(1,145)
Repurchases of common stock	(92,195)	0	0	0	(92,195)
Issuance of intercompany note payable, net	0	(14,328)	14,328	0	0
Repayment of intercompany note payable, net	58,935	18,961	(77,896)	0	0
Financing from affiliated companies	(45,571)	218,232	0	(172,661)	0
Cash provided from (used in) financing activities	(205,344)	136,280	(142,681)	(8,098)	(219,843)
Effect of foreign exchange on cash and cash equivalents	0	0	3,019	0	3,019
(Decrease) increase in cash and cash equivalents	(3,963)	98,249	55,288	0	149,574
Cash and cash equivalents at beginning of year	5,001	3,956	80,172	0	89,129
Cash and cash equivalents at end of year	$ 1,038	$102,205	$ 135,460	$ 0	$ 238,703

NewMarket Corporation and Subsidiaries
Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2012

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash provided from (used in) operating activities	$ 320,504	$ 140,082	$ 64,015	$(251,790)	$ 272,811
Cash flows from investing activities:					
Capital expenditures	0	(22,308)	(16,445)	0	(38,753)
Deposits for interest rate swap	(22,913)	0	0	0	(22,913)
Return of deposits for interest rate swap	21,260	0	0	0	21,260
Other, net	(4,683)	6,303	0	0	1,620
Cash provided from (used in) investing activities	(6,336)	(16,005)	(16,445)	0	(38,786)
Cash flows from financing activities:					
Net (repayments) borrowings under revolving credit facility	53,000	0	0	0	53,000
Issuance of 4.10% senior notes	349,405	0	0	0	349,405
Repayment of 7.125% senior notes	(150,000)	0	0	0	(150,000)
Repayment of Foundry Park I mortgage loan	0	0	(63,544)	0	(63,544)
Net (repayments) borrowings under lines of credit	0	0	(3,641)	0	(3,641)
Dividends paid	(375,681)	(344,584)	(7,722)	352,306	(375,681)
Debt issuance costs	(6,485)	0	0	0	(6,485)
Issuance of intercompany note payable, net	(65,500)	0	65,500	0	0
Repayment of intercompany note payable, net	6,565	0	(6,565)	0	0
Financing from affiliated companies	(120,488)	221,004	0	(100,516)	0
Cash provided from (used in) financing activities	(309,184)	(123,580)	(15,972)	251,790	(196,946)
Effect of foreign exchange on cash and cash equivalents	0	0	1,680	0	1,680
Increase in cash and cash equivalents	4,984	497	33,278	0	38,759
Cash and cash equivalents at beginning of year	17	3,459	46,894	0	50,370
Cash and cash equivalents at end of year	$ 5,001	$ 3,956	$ 80,172	$ 0	$ 89,129

NewMarket Corporation and Subsidiaries
Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2011

(in thousands)	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash provided from (used in) operating activities	$ 15,179	$ (1,763)	$ 60,612	$ 110,570	$ 184,598
Cash flows from investing activities:					
Capital expenditures	0	(24,147)	(29,368)	0	(53,515)
Deposits for interest rate swap	(46,467)	0	0	0	(46,467)
Return of deposits for interest rate swap	33,600	0	0	0	33,600
Other, net	(4,574)	0	0	0	(4,574)
Cash provided from (used in) investing activities	(17,441)	(24,147)	(29,368)	0	(70,956)
Cash flows from financing activities:					
Net (repayments) borrowings under revolving credit facility	18,000	0	0	0	18,000
Repayment of Foundry Park I mortgage loan	0	0	(2,731)	0	(2,731)
Net (repayments) borrowings under lines of credit	0	0	6,529	0	6,529
Dividends paid	(32,588)	0	(32,748)	32,748	(32,588)
Debt issuance costs	(3,233)	0	0	0	(3,233)
Repurchases of common stock	(98,093)	0	0	0	(98,093)
Issuance of intercompany note payable, net	0	(23,298)	23,298	0	0
Repayment of intercompany note payable, net	0	24,000	(24,000)	0	0
Financing from affiliated companies	118,106	25,212	0	(143,318)	0
Other, net	70	958	0	0	1,028
Cash provided from (used in) financing activities	2,262	26,872	(29,652)	(110,570)	(111,088)
Effect of foreign exchange on cash and cash equivalents	0	0	(1,376)	0	(1,376)
Increase in cash and cash equivalents	0	962	216	0	1,178
Cash and cash equivalents at beginning of year	17	2,497	46,678	0	49,192
Cash and cash equivalents at end of year	$ 17	$ 3,459	$ 46,894	$ 0	$ 50,370

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain a system of internal control over financial reporting to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. Our controls and procedures include written policies and procedures, careful selection and training of qualified personnel, and an internal audit program. We use third-party firms, separate from our independent registered public accounting firm, to assist with internal audit services.

We work closely with the business groups, operations personnel, and information technology to ensure transactions are recorded properly. Environmental and legal staff are consulted to determine the appropriateness of our environmental and legal liabilities for each reporting period. We regularly review the regulations and rule changes that affect our financial disclosures.

Our disclosure controls and procedures include signed representation letters from our regional officers, as well as senior management.

We have a Financial Disclosure Committee (the committee), which is made up of the president of Afton, the general counsel of NewMarket, and the controller of NewMarket. The committee makes representations with regard to the financial statements that, to the best of their knowledge, the statements do not contain any misstatement of a material fact or omit a material fact that is necessary to make the statements not misleading with respect to the periods covered by the report. They also represent that, to the best of their knowledge, the financial statements fairly present, in all material respects, our financial condition, results of operations, and cash flows as of and for the periods presented in the report.

Management personnel from our geographic regions also represent that, to the best of their knowledge, the financial statements and other financial information from their respective regions, which are included in our consolidated financial statements, fairly present, in all material respects, the financial condition and results of operations of their respective regions as of and for the periods presented in the report.

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the Exchange Act), we carried out an evaluation, with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e)) under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures are effective.

There has been no change in our internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, during the quarter ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f), under the Securities Exchange Act of 1934.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework (1992)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control—Integrated Framework (1992)," our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2013. The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our definitive Proxy Statement for our 2014 annual meeting of shareholders (Proxy Statement) under the headings entitled "Election of Directors," "Committees of Our Board," "Certain Relationships and Related Transactions," and "Section 16(a) Beneficial Ownership Reporting Compliance" and is included in Part I of this Form 10-K under the heading entitled "Executive Officers of the Registrant."

We have adopted a Code of Conduct that applies to our directors, officers, and employees (including our principal executive officer, principal financial officer, and principal accounting officer) and have posted the Code of Conduct on our internet website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of our Code of Conduct applicable to the principal executive officer, principal financial officer, and principal accounting officer by posting this information on our internet website. Our internet website address is www.newmarket.com.

We have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our principal executive officer and principal financial officer required under Sections 906 and 302 of the Sarbanes Oxley Act of 2002 to be filed with the SEC regarding the quality of our public disclosure.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement under the headings (including the narrative disclosures following a referenced table) entitled "Compensation Discussion and Analysis," "The Compensation Committee Report," "Compensation of Executive Officers," and "Compensation of Directors."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as noted below, the information required by this item is incorporated by reference to our Proxy Statement under the heading "Stock Ownership."

The following table presents information as of December 31, 2013 with respect to equity compensation plans under which shares of our common stock are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (b)
Equity compensation plans approved by shareholders:			
2004 Incentive Compensation and Stock Plan	0	$0	1,429,078
Equity compensation plans not approved by shareholders (c):	0	0	0
Total	0	$0	1,429,078

(a) *There are no outstanding options, rights, or warrants.*

(b) *Amounts exclude any securities to be issued upon exercise of outstanding options.*

(c) *We do not have any equity compensation plans that have not been approved by shareholders.*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement under the headings entitled "Board of Directors" and "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)(1) Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Income for each of the three years in the periods ended December 31, 2013, 2012, and 2011

Consolidated Statements of Comprehensive Income for each of the three years in the periods ended December 31, 2013, 2012, and 2011

Consolidated Balance Sheets as of December 31, 2013 and 2012

Consolidated Statements of Shareholders' Equity for each of the three years in the periods ended December 31, 2013, 2012, and 2011

Consolidated Statements of Cash Flows for each of the three years in the periods ended December 31, 2013, 2012, and 2011

Notes to Consolidated Financial Statements

(A)(2) Financial Statement Schedules—none required

(A)(3) Exhibits

3.1 Articles of Incorporation Amended and Restated effective April 27, 2012 (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 1-32190) filed April 30, 2012)

3.2 NewMarket Corporation Bylaws Amended and Restated effective April 27, 2012 (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 1- 32190) filed April 30, 2012)

4.1 Indenture, dated as of December 20, 2012, among NewMarket Corporation, the guarantors listed on the signature pages thereto and U.S. Bank National Association, as trustee, (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 1-32190) filed December 21, 2012)

4.2 Form of 4.10% Senior Notes due 2022 (Included in Exhibit 4.1) (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 1-32190) filed December 21, 2012)

4.3 Registration Rights Agreement, dated as of December 20, 2012, among NewMarket Corporation, the guarantors listed on the signature pages thereto and J.P. Morgan Securities LLC and the other several initial purchasers of the Notes (incorporated by reference to Exhibit 4.3 to Form 8-K (File No. 1-32190) filed December 21, 2012)

10.1 Credit Agreement dated as of March 14, 2012, by and among the Company and the Foreign Subsidiary Borrowers party thereto; the Lenders party thereto; JPMorgan Chase Bank, N.A. as Administrative Agent; Citizens Bank of Pennsylvania as Syndication Agent; and Bank of America, N.A. and PNC Bank, National Association as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed March 15, 2012)

10.2 Amendment No. 1 to the Credit Agreement, dated as of September 30, 2013, by and among NewMarket Corporation, the Guarantors listed on the signature page thereto, JPMorgan Chase Bank, N.A., and the Lenders listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to Form 10-Q (File No. 1-32190) filed October 31, 2013)

10.3 International Swap Dealers Association, Inc. Master Agreement dated June 25, 2009, between NewMarket Corporation and Goldman Sachs Bank USA (ISDA Master Agreement) (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed June 30, 2009)

10.4 Schedule to the ISDA Master Agreement dated June 25, 2009 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 1-32190) filed June 30, 2009)

10.5 Credit Support Annex to the Schedule to the ISDA Master Agreement dated June 25, 2009, between NewMarket Corporation and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.3 to Form 8-K (File No. 1-32190) filed June 30, 2009)

10.6 2004 Incentive Compensation and Stock Plan (incorporated by reference to Exhibit 10.4 to Form 10-K (File No. 1-32190) filed March 14, 2005)*

10.7 Excess Benefit Plan (incorporated by reference to Exhibit 10.4 to Ethyl Corporation's Form 10-K (File No. 1-5112) filed February 25, 1993)*

10.8 Trust Agreement between Ethyl Corporation and Merrill Lynch Trust Company of America (incorporated by reference to Exhibit 4.5 to Ethyl Corporation's Registration Statement on Form S-8 (Registration No. 333-60889) filed August 7, 1998)

10.9 NewMarket Corporation and Affiliates Bonus Plan (incorporated by reference to Exhibit 10.9 to Ethyl Corporation's Form 10-K (File No. 1-5112) filed March 14, 2003)*

10.10 Indemnification Agreement, dated as of July 1, 2004 by and among NewMarket Corporation, Ethyl Corporation and Afton Chemical Corporation (incorporated by reference to Exhibit 10.5 to Form 10-Q (File No. 1-32190) filed August 5, 2004)

10.11 Services Agreement, dated as of July 1, 2004, by and between NewMarket Services Corporation and Afton Chemical Corporation (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 1-32190) filed November 5, 2004)

10.12 Services Agreement, dated as of July 1, 2004, by and between NewMarket Services Corporation and Ethyl Corporation (incorporated by reference to Exhibit 10.3 to Form 10-Q (File No. 1-32190) filed November 5, 2004)

10.13 Services Agreement, dated as of July 1, 2004, by and between NewMarket Services Corporation and NewMarket Corporation (incorporated by reference to Exhibit 10.4 to Form 10-Q (File No. 1-32190) filed November 5, 2004)

10.14 Summary of Compensation of Named Executive Officers*

10.15 Summary of Directors' Compensation*

10.16 Consulting Agreement, dated March 28, 2013, between NewMarket Corporation and C.S. Warren Huang (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed April 9, 2013)*

10.17 Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed August 21, 2012)*

10.18 Purchase and Sale Agreement, dated June 21, 2013, by and between Foundry Park I, LLC, a Virginia limited liability company, and Select Income REIT, a Maryland real estate investment trust (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 1-32190) filed July 31, 2013)

12 Computation of Ratio of Earnings to Fixed Charges

21 Subsidiaries of the Registrant

23 Consent of Independent Registered Public Accounting Firm

31(a) Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Thomas E. Gottwald

31(b) Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by David A. Fiorenza

32(a) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Thomas E. Gottwald

32(b) Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by David A. Fiorenza

101 XBRL Instance Document and Related Items

* Indicates management contracts, compensatory plans or arrangements of the company required to be filed as an exhibit

---

(B) Exhibits—The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMARKET CORPORATION

By: /s/ Thomas E. Gottwald

(Thomas E. Gottwald, President and Chief Executive Officer)

Date: February 19, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 19, 2014.

SIGNATURE	TITLE
/s/ BRUCE C. GOTTWALD (Bruce C. Gottwald)	Chairman of the Board, Chairman of the Executive Committee, and Director
/s/ THOMAS E. GOTTWALD (Thomas E. Gottwald)	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ D. A. FIORENZA (David A. Fiorenza)	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ WILLIAM J. SKROBACZ (William J. Skrobacz)	Controller (Principal Accounting Officer)
/s/ PHYLLIS L. COTHRAN (Phyllis L. Cothran)	Director
/s/ MARK M. GAMBILL (Mark M. Gambill)	Director
/s/ PATRICK D. HANLEY (Patrick D. Hanley)	Director
/s/ J. E. ROGERS (James E. Rogers)	Director
/s/ C. B. WALKER (Charles B. Walker)	Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31(a)

CERTIFICATION

I, Thomas E. Gottwald, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2013 of NewMarket Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2014

By: /s/ Thomas E. Gottwald

Thomas E. Gottwald
President and Chief Executive Officer

Exhibit 31(b)

CERTIFICATION

I, David A. Fiorenza, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2013 of NewMarket Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2014

By: /s/ D.A. Fiorenza

David A. Fiorenza
Vice President and Chief Financial Officer

SHAREHOLDER INFORMATION

TICKER SYMBOL: NEU

TRANSFER AGENT:

Computershare

P.O. Box 30170

College Station, Texas 77842-3170

Website: www-us.computershare.com/investor

Other inquiries should be directed to

NewMarket's toll-free Shareholder Information Line

at 1-800-625-5191

or outside the United States at 1-312-360-5144